# LIBERTY

PROPERTY TRUST



,

*On one hand, the economy grew at a pace that made nobody happy. That "long, slow*
*d about for three years continued.*

On the other hand, we at Liberty saw significant and exciting advances in occupancy growth, portfolio realignment and capital opportunities.

The primary beneficiary of the modest economic growth was our industrial portfolio, as increased consumer demand, the strength of the energy sector, and the logistics industry's changing needs created solid demand for big box and multi-tenant industrial facilities. As expected, we increased our industrial occupancy and we also saw the beginnings of rent growth.

We continued our portfolio repositioning activities, selling suburban office and high-finish flex properties, and purchasing industrial properties in target markets.

As to the capital markets, just when you thought money could not get any cheaper, it did. We took advantage of this situation by executing numerous transactions that further solidified our capital advantage.

Despite the slow economic pace, significant space requirements for new facilities from both office and industrial tenants emerged in 2012. The uncertain economic environment lengthened and complicated our tenants' decision making processes. However, transactions did get done, and we anticipate an even greater increase in the pace of new development opportunities in 2013. The seeds of future growth are definitely waiting to sprout.

## FINANCIAL PERFORMANCE

Funds from operations decreased to $2.58 in 2012 from $2.61 per share in 2011. The decrease was primarily due to the portfolio repositioning strategy we have undertaken, by which we are selling growth-constrained suburban office properties and replacing them with larger industrial properties with lower per-square-foot rents but higher value-enhancement potential.

Operating revenue increased to $686 million in 2012 from $663 million in 2011. The increase was due primarily to an increase in operating real estate and higher occupancy.

## OPERATIONS

Liberty owns one of the largest real estate portfolios in the country. When you own 81 million square feet, your results are primarily dependent on the performance of the existing properties: how well you lease them, keep them leased, and at what rental rates.

The biggest challenge we continue to face is rental rates, particularly in the office sector. There is simply not enough demand to pressure market rents to rise in any meaningful way. Rates began to move up in many industrial markets in 2012, but office continues to lag. Our occupancy increase in 2012, coupled with rent decreases averaging 3.4%, resulted in same store operating income decreasing a modest 0.8%.

Fortunately, leasing properties and keeping them leased is what we do, all day, every day. Liberty leased 18.5 million square feet in 2012, a near-record. This leasing success resulted in occupancy increasing from 91.3% to 92.1%.

In every market, Liberty consistently outperforms when it comes to leasing. What does that mean? For example, at year-end 2012, the average market occupancy in the markets where we do business was 85.9%, versus our 92.1% occupancy. We achieve this by applying superior leasing ability and superior service in superior properties. We expect to increase occupancy in both the industrial and office portfolios in 2013.

## SUSTAINABILITY

Superior service in superior properties is more than changing light bulbs in pretty buildings. Today, it means providing high-performance properties and helping tenants operate more efficiently and more sustainably in those properties.

In 2008 we began benchmarking energy usage in our properties where we (rather than our tenants) control energy usage. As of the end of 2011, we had reduced energy consumption by 14%. In 2012 we lowered consumption by an additional 6%, and now have achieved a 20% reduction versus our benchmark.

Since we don't have control over energy use in all of our properties, in 2012 we launched LEEP – Liberty Energy Efficiency Partnership – a unique program to benchmark and reduce energy usage in tenant-controlled spaces. We have enrolled 51 tenants in the program already.

These and other efforts led to U.S. Environmental Protection Agency naming us a 2012 ENERGY STAR Partner of the Year.

## ACQUISITIONS

Consistent with our strategy to increase our industrial portfolio, Liberty purchased 26 industrial properties and one office property in 2012 totaling 4.3 million square feet for $212 million. These properties were 84% leased at purchase, providing opportunity to add value through leasing. The industrial properties are located in target industrial markets such as Phoenix, Minneapolis, Tampa, Chicago, and North Carolina. We also acquired 259 acres of land to accommodate increasing industrial development opportunities.

With more buyers than sellers currently in the market and asking prices that are often too high, we expect acquisition activity to be more limited in 2013 – at least for the first half of the year. In 2013 we anticipate investing $100-200 million in the acquisition of operating properties and land for future developments.

## DISPOSITIONS

In 2012 we sold 50 properties totaling 3.0 million square feet and 107 acres of land, for aggregate proceeds of $236 million. These properties consisted primarily of office and high finish flex buildings in North Carolina, Wisconsin, New Jersey, and Richmond.

We have now exited the suburban office markets in the Lehigh Valley, Milwaukee, Richmond, and the Piedmont Triad of North Carolina, and have significantly reduced our suburban holdings in southern New Jersey. It is our intention to concentrate on industrial product in these markets.

In 2013 we anticipate selling $150-250 million worth of properties, consistent with portfolio realignment and where we have maximized value.

## DEVELOPMENT

In 2011 we flipped the "on" switch of our value-creating development pipeline. In 2012 we began to reap the benefits, and brought into service eight properties representing $66 million of investment. We began construction of eight additional properties during the year. At year-end, we had 3.4 million square feet under development, representing an investment of $316 million.

Half of our dollars invested in this pipeline is for development of build-to-suit and speculative projects in solid industrial markets with strong demand, such as Houston and the Lehigh Valley. The other half is in build-to-suit office projects for high quality corporate and medical tenants. With the exception of The Navy Yard in Philadelphia, we have not yet reached the point where speculative office projects make sense.

## CAPITAL AND BALANCE SHEET MANAGEMENT

We believe our shareholders' interests are best served by combining a forward-looking approach to real estate creation with a conservative approach to capital management.

In 2012 Liberty continued to adroitly manage our funding sources. We redeemed $228 million in preferred units at a weighted average dividend of 7.5%, and repaid $230 million of 6.375% senior notes. In June we issued $400 million of 4.125% senior notes and in December we issued $300 million of 3.375% senior notes. We also initiated a $200 million continuous equity program, which gives us the opportunity to access the equity markets opportunistically.

## DIVIDEND

Due to the costs associated with the large volume of leasing we needed to do in 2012, we anticipated that we would fall short of covering our dividend by $15-$25 million. In fact, the shortfall was much more modest, about $6.5 million. However, the increase in office occupancy we are projecting in 2013 will result in more leasing transaction costs. So we project a shortfall of $15-20 million between operating cash flow and our dividend in 2013.

## PORTFOLIO REPOSITIONING FOR THE FUTURE

In 2008 we put in place a five-year strategy to adjust our product mix in existing Liberty markets – increasing our exposure to industrial properties while reducing exposure to suburban office and high-finish flex. In the ensuing five years, we have increased the percentage of rents received from industrial properties by 26%, and decreased rents from suburban office by 15%.

We are currently working on our next-phase strategy to guide our activities in the coming years. Although our updated strategy is not complete, we expect to continue to focus on growing our industrial portfolio and right-sizing and targeting our office activity.

It would be easy to interpret our goal of shrinking the office contribution to our portfolio as a lack of confidence in the future of the office market. But that is not the case. Companies still need office space, and they will continue to need office space. But what they need is changing, where they want it is changing, and what's in the buildings is changing. How people work in the buildings is changing. This change is positive and exciting, as it represents opportunity for developers and real estate managers who can anticipate that change, respond to it, and provide for tenants' real estate needs. We are doing all of these things, and as you see our portfolio change, we believe that you will also be seeing the future of real estate.

## 2013 OUTLOOK

We continue to slowly pull out of a mile-wide recession. There is still clear bifurcation between the office and the industrial markets. We see continuing strength in industrial, with a great deal of activity from large users in the retail, consumer products, e-commerce, and logistics industries. This activity should continue to place positive pressure on industrial rents in 2013.

We believe that pent-up demand exists for office space that fulfills our tenants' changing needs. This demand is currently dampened by uncertainty about the economy, anemic job growth, and increased office space efficiency. While we do expect the demand to help tighten office markets in 2013, it will likely not be enough to yield market rent growth. We should see build-to-suit office opportunities among large, well-capitalized corporate users, and minimal to non-existent speculative office development.

We are the busiest we have been since 2008, and we're not sure we've ever seen so much potential activity under the surface, waiting to emerge. It may take a while for these possibilities to firm up – perhaps until later this year – but the prospects give us a great deal of hope for the continued growth of our development activity. Stronger industrial demand, increased occupancy, portfolio growth and development expansion should allow 2013 to be a year of FFO growth and future opportunity.

**SPECIAL THANKS TO STEVE SIEGEL**

An original member of our board of trustees, Steve is not standing for re-election this year. We thank Steve for 19 years of advice and counsel, and he and his family are very much in our thoughts.

Sincerely yours,



**WILLIAM P. HANKOWSKY**
*Chairman and Chief Executive Officer*

March 25, 2013

## FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts and number of properties owned) *All information is as of 12/31.*

| | **2012** | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Operating Revenue | **$ 685,552** | $ 663,241 | $ 652,009 | $ 638,316 | $ 622,307 |
| Net Income | **$ 147,751** | $ 210,710 | $ 153,375 | $ 78,992 | $ 180,106 |
| Net Income per Share (Diluted) | **$ 1.17** | $ 1.59 | $ 1.12 | $ 0.52 | $ 1.62 |
| Depreciation and Amortization | **1.52** | 1.59 | 1.64 | 1.72 | 2.02 |
| Gain on Disposition of Properties | **(0.06)** | (0.53) | (0.05) | 0.60 | (0.34) |
| Noncontrolling Share of Addbacks | **(0.05)** | (0.04) | (0.05) | (0.07) | (0.07) |
| FFO per Share (Diluted) | **$ 2.58** | $ 2.61 | $ 2.66 | $ 2.77 | $ 3.23 |
| Number of Properties Owned | **678** | 693 | 735 | 735 | 749 |
| Real Estate Assets Before Depreciation | **$ 5,760,860** | $ 5,253,064 | $ 4,879,277 | $ 4,798,462 | $ 4,720,121 |
| Total Assets | **$ 5,177,971** | $ 4,989,673 | $ 5,064,799 | $ 5,228,943 | $ 5,217,035 |

## PRODUCT DIVERSIFICATION

*(by rent)*



- 57% Office
- 31% Industrial
- 12% Industrial Flex

## GEOGRAPHIC DIVERSIFICATION

*(by rent)*

| | |
|---|---|
| Southeastern Pennsylvania | 27% |
| Florida | 17% |
| Lehigh Valley | 12% |
| Washington/Northern Virginia | 8% |
| Minnesota | 6% |
| Richmond /Hampton Roads | 5% |
| New Jersey | 4% |
| United Kingdom | 4% |
| Maryland | 4% |
| Houston | 4% |
| Chicago/Milwaukee | 3% |
| Carolinas | 3% |
| Arizona | 3% |

## OUR LARGEST TENANTS

*(by rent)*

- The Vanguard Group, Inc.
- United States of America
- United Healthcare Services
- GlaxoSmithKline
- Home Depot USA, Inc
- Comcast Corporation
- General Motors Acceptance Corporation
- Kellogg USA, Inc.
- Amazon
- Wakefern Food Corp

## OCCUPANCY


91.3%
89.2%
88.7%
91.3%
92.1%
08
09
10
11
12

## MARKET CAPITALIZATION

*(in billions)*


$5.2
$6.5
$6.4
$6.2
$7.1
08
09
10
11
12

## DEBT TO MARKET CAPITALIZATION


49.5%
37.9%
36.7%
35.8%
37.4%
08
09
10
11
12

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended December 31, 2012**

**OR**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the transition period from _________ to _________**

**Commission file numbers:** 
**1-13130 (Liberty Property Trust)**
**1-13132 (Liberty Property Limited Partnership)**

# LIBERTY PROPERTY TRUST

# LIBERTY PROPERTY LIMITED PARTNERSHIP

(Exact Names of Registrants as Specified in Their Governing Documents)

| **MARYLAND** (Liberty Property Trust)<br>**PENNSYLVANIA** (Liberty Property Limited Partnership) | **23-7768996**<br>**23-2766549** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification Number) |
| **500 Chesterfield Parkway**<br>**Malvern, Pennsylvania** | **19355** |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrants' Telephone Number, including Area Code **(610) 648-1700**

Securities registered pursuant to Section 12(b) of the Act:

| TITLE OF EACH CLASS | NAME OF EACH EXCHANGE ON WHICH REGISTERED |
|---|---|
| Common Shares of Beneficial Interest, $0.001 par value (Liberty Property Trust) | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☑ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

YES ☐ NO ☑

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports) and (2) have been subject to such filing requirements for the past ninety (90) days.

YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files.) ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of the Registrants' knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act). (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark if the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☑

The aggregate market value of the Common Shares of Beneficial Interest, $0.001 par value (the "Common Shares"), of Liberty Property Trust held by non-affiliates of Liberty Property Trust was $4.2 billion, based upon the closing price of $36.84 on the New York Stock Exchange composite tape on June 29, 2012. Non-affiliate ownership is calculated by excluding all Common Shares that may be deemed to be beneficially owned by executive officers and trustees, without conceding that any such person is an "affiliate" for purposes of the federal securities laws.

Number of Common Shares outstanding as of February 25, 2013: 119,574,248

Documents Incorporated by Reference

Portions of the proxy statement for the annual meeting of shareholders of Liberty Property Trust to be held in May 2013 are incorporated by reference into Part III of this Form 10-K.

## EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the period ended December 31, 2012 of Liberty Property Trust and Liberty Property Limited Partnership. Unless stated otherwise or the context otherwise requires, references to the "Trust," mean Liberty Property Trust and its consolidated subsidiaries; and references to the "Operating Partnership" mean Liberty Property Limited Partnership and its consolidated subsidiaries. The terms the "Company," "we," "our" and "us" mean the Trust and the Operating Partnership, collectively.

The Trust is a self-administered and self-managed Maryland real estate investment trust (a "REIT"). Substantially all of the Trust's assets are owned directly or indirectly, and substantially all of the Trust's operations are conducted directly or indirectly, by its subsidiary, the Operating Partnership, a Pennsylvania limited partnership.

The Trust is the sole general partner and also a limited partner of the Operating Partnership, owning 97.0% of the common equity of the Operating Partnership at December 31, 2012. The common units of limited partnership interest in the Operating Partnership (the "Common Units"), other than those owned by the Trust, are exchangeable on a one-for-one basis (subject to anti-dilution protections) for the Trust's Common Shares of Beneficial Interest, $0.001 par value per share (the "Common Shares"). The Company has issued several series of Cumulative Redeemable Preferred Units of the Operating Partnership (the "Preferred Units"). The outstanding Preferred Units of each series are exchangeable on a one-for-one basis after stated dates into a corresponding series of Cumulative Redeemable Preferred Shares of the Trust except for the Series I-2 Preferred Units, which are not convertible or exchangeable into any other securities. The ownership of the holders of Common and Preferred Units is reflected in the Trust's financial statements as "noncontrolling interest- operating partnership" both in mezzanine equity and as a component of total equity. The ownership of the holders of Common and Preferred Units not owned by the Trust is reflected in the Operating Partnership's financial statements as "limited partners' equity" both in mezzanine equity and as a component of total owners' equity.

The financial results of the Operating Partnership are consolidated into the financial statements of the Trust. The Trust has no significant assets other than its investment in the Operating Partnership. The Trust and the Operating Partnership are managed and operated as one entity. The Trust and the Operating Partnership have the same managers.

The Trust's sole business purpose is to act as the general partner of the Operating Partnership. Net proceeds from equity issuances by the Trust are then contributed to the Operating Partnership in exchange for partnership units. The Trust itself does not issue any indebtedness, but guarantees certain of the unsecured debt of the Operating Partnership.

We believe combining the annual reports on Form 10-K of the Trust and the Operating Partnership into this single report results in the following benefits:

- enhances investors' understanding of the Trust and the Operating Partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the Company's disclosure applies to both the Trust and the Operating Partnership; and
- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

To help investors understand the significant differences between the Trust and the Operating Partnership, this report presents the following separate sections for each of the Trust and the Operating Partnership:

- consolidated financial statements;
- the following notes to the consolidated financial statements;
    - Income per Common Share of the Trust and Income per Common Unit of the Operating Partnership;
    - Other Comprehensive Income of the Trust and Other Comprehensive Income of the Operating Partnership; and
    - Shareholders' Equity of the Trust and Owners' Equity of the Operating Partnership.

This report also includes separate Item 4. Controls and Procedures sections and separate Exhibit 31 and 32 certifications for each of the Trust and the Operating Partnership in order to establish that the Chief Executive Officer and the Chief Financial Officer of each entity have made the requisite certifications and that the Trust and Operating Partnership are compliant with Rule 13a-15 and Rule 15d-15 of the Securities Exchange Act of 1934, as amended.

## INDEX

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report on Form 10-K and other materials filed or to be filed by the Company (as defined herein) with the Securities and Exchange Commission ("SEC") (as well as information included in oral statements or other written statements made or to be made by the Company) contain statements that are or will be forward-looking, such as statements relating to rental operations, business and property development activities, joint venture relationships, acquisitions and dispositions (including related pro forma financial information), future capital expenditures, financing sources and availability, litigation and the effects of regulation (including environmental regulation) and competition. These forward-looking statements generally are accompanied by words such as "believes," "anticipates," "expects," "estimates," "should," "seeks," "intends," "planned," "outlook" and "goal" or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be achieved. As forward-looking statements, these statements involve important risks, uncertainties and other factors that could cause actual results to differ materially from the expected results and, accordingly, such results may differ from those expressed in any forward-looking statements made by, or on behalf of the Company. The Company assumes no obligation to update or supplement forward looking statements that become untrue because of subsequent events. These risks, uncertainties and other factors include, without limitation, uncertainties affecting real estate businesses generally (such as entry into new leases, renewals of leases and dependence on tenants' business operations), risks relating to our ability to maintain and increase property occupancy and rental rates, risks relating to construction and development activities, risks relating to acquisition and disposition activities, risks relating to the integration of the operations of entities that we have acquired or may acquire, risks relating to joint venture relationships and any possible need to perform under certain guarantees that we have issued or may issue in connection with such relationships, possible environmental liabilities, risks relating to leverage and debt service (including availability of financing terms acceptable to the Company and sensitivity of the Company's operations and financing arrangements to fluctuations in interest rates), dependence on the primary markets in which the Company's properties are located, the existence of complex regulations relating to status as a real estate investment trust ("REIT") and the adverse consequences of the failure to qualify as a REIT, risks relating to litigation and the potential adverse impact of market interest rates on the market price for the Company's securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements."

## PART I

## ITEM 1. BUSINESS

### The Company

Liberty Property Trust (the "Trust") is a self-administered and self-managed Maryland real estate investment trust (a "REIT"). Substantially all of the Trust's assets are owned directly or indirectly, and substantially all of the Trust's operations are conducted directly or indirectly, by its subsidiary, Liberty Property Limited Partnership, a Pennsylvania limited partnership (the "Operating Partnership" and, together with the Trust and their consolidated subsidiaries, the "Company").

The Company completed its initial public offering in 1994 to continue and expand the commercial real estate business of Rouse & Associates, a Pennsylvania general partnership, and certain affiliated entities (collectively, the "Predecessor"), which was founded in 1972. As of December 31, 2012, the Company owned and operated 342 industrial and 240 office properties (the "Wholly Owned Properties in Operation") totaling 67.2 million square feet. In addition, as of December 31, 2012, the Company owned 10 properties under development, which when completed are expected to comprise 3.4 million square feet (the "Wholly Owned Properties under Development") and 1,527 acres of developable land, substantially all of which is zoned for commercial use. Additionally, as of December 31, 2012, the Company had an ownership interest, through unconsolidated joint ventures, in 47 industrial and 49 office properties totaling 14.2 million square feet (the "JV Properties in Operation" and, together with the Wholly Owned Properties in Operation, the "Properties in Operation") and 615 acres of developable land, substantially all of which is zoned for commercial use. We refer to the Wholly Owned Properties under Development and the Properties in Operation collectively as the "Properties."

The Company provides leasing, property management, development and other tenant-related services for the Properties. The industrial Properties consist of a variety of warehouse, distribution, service, assembly, light manufacturing and research and development facilities. They include both single-tenant and multi-tenant facilities, with most designed flexibly to accommodate various types of tenants, space requirements and industrial uses. The Company's office Properties are multi-story and single-story office buildings located principally in suburban mixed-use developments or office parks. Substantially all of the Properties are located in prime business locations within established business communities. In addition, the Company, directly or through joint ventures, owns urban office properties in Philadelphia and Washington, D.C. The Company's strategy with respect to product and market selection is expected generally to favor industrial and metro-office properties and markets with strong demographic and economic fundamentals. To the extent deemed consistent with the Company's strategy and under appropriate circumstances, the Company intends to continue to reduce its ownership of suburban office properties.

The Trust is the sole general partner and also a limited partner of the Operating Partnership, owning 97.0% of the common equity of the Operating Partnership at December 31, 2012. The common units of limited partnership interest in the Operating Partnership (the "Common Units"), other than those owned by the Trust, are exchangeable on a one-for-one basis (subject to anti-dilution protections) for the Trust's common shares of beneficial interest, $0.001 par value per share (the "Common Shares"). As of December 31, 2012, the Common Units held by the limited partners were exchangeable for 3.7 million Common Shares. The Company has issued several series of Cumulative Redeemable Preferred Units of the Operating Partnership (the "Preferred Units"). The outstanding Preferred Units of each series are exchangeable on a one-for-one basis after stated dates into a corresponding series of Cumulative Redeemable Preferred Shares of the Trust except for the Series I-2 Preferred Units, which are not convertible or exchangeable into any other securities. The ownership of the holders of Common and Preferred Units is reflected on the Trust's financial statements as "noncontrolling interest- operating partnership" both in mezzanine equity and as a component of total equity. The ownership of the holders of Common and Preferred Units not owned by the Trust is reflected on the Operating Partnership's financial statements as "limited partners' equity" both in mezzanine equity and as a component of total owners' equity.

In addition to this Annual Report on Form 10-K, the Company files with or furnishes to the SEC periodic and current reports, proxy statements and other information. The Company makes these documents available on its website, www.libertyproperty.com, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Any document the Company files with or furnishes to the SEC is available to read and copy at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Further information about the public reference facilities is available by calling the SEC at (800) SEC-0330. These documents also may be accessed on the SEC's website, http://www.sec.gov.

Also posted on the Company's website is the Company's Code of Conduct, which applies to all of its employees and also serves as a code of ethics for its chief executive officer, chief financial officer and persons performing similar functions. The Company will send the Code of Conduct, free of charge, to anyone who requests a copy in writing from its Investor Relations Department at the address set forth on the cover of this filing. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendments to or waivers of the Code of Conduct by posting the required information in the Corporate Governance section of its website.

## Management and Employees

The Company's 433 employees (as of February 25, 2013) operate under the direction of 19 senior executives, who have been affiliated with the Company and the Predecessor for an average of 20.9 years. The Company and the Predecessor have developed and managed commercial real estate for the past 40 years. The Company maintains an in-house leasing and property management staff which the Company believes enables it to better understand the characteristics of the local markets in which it operates, to respond quickly and directly to tenant needs and to better identify local real estate opportunities.

## Segments and Markets

At December 31, 2012, the Company's reportable segments were based on the Company's method of internal reporting and are as follows:

| REGIONS | MARKETS |
|---|---|
| Northeast | Southeastern PA; Lehigh/Central PA; New Jersey; Maryland |
| Central | Minnesota; Chicago/Milwaukee; Houston; Arizona |
| South | Richmond/Hampton Roads; Carolinas; Jacksonville; Orlando; South Florida; Tampa |
| Metro | Philadelphia; Metro Washington, D.C. |
| United Kingdom | County of Kent; West Midlands; Cambridge |

## Business Objective and Strategies for Growth

The Company's business objective is to maximize long-term profitability for its shareholders by being a leader in commercial real estate through the ownership, management, development and acquisition of superior industrial and office properties. The Company intends to achieve this objective through offering industrial and/or office properties in multiple markets and operating as a leading landlord in the industry. The Company believes that this objective will provide the benefits of enhanced investment opportunities, economies of scale, risk diversification both in terms of geographic market and real estate product type, access to capital and the ability to attract and retain personnel. The Company also strives to be a leading provider of customer service, providing an exceptional and positive tenant experience. The Company seeks to be an industry leader in sustainable development and to operate an energy-efficient portfolio. In pursuing its business objective, the Company seeks to achieve a combination of internal and external growth, maintain a conservative balance sheet and pursue a strategy of financial flexibility.

### *Products*

The Company strives to be a high quality provider of five products (industrial properties, including big box warehouse, multi-tenant industrial, and industrial-flex; and office properties, including single-story office and multi-story office). The Company's strategy with respect to product and market selection is expected generally to favor industrial and metro-office properties and markets with strong demographic and economic fundamentals. However, consistent with the Company's strategy and market opportunities, the Company may pursue industrial and office products other than those noted above.

### *Markets*

The Company operates primarily in the Mid-Atlantic, Southeastern, Midwestern and Southwestern United States. Additionally, the Company owns certain assets in the United Kingdom. The Company's goal is to operate in each of its markets with an appropriate product mix of industrial and/or office properties. In some markets it may offer only one of its product types. Generally, the Company seeks to have a presence in each market sufficient for the Company to compete effectively in that market. The Company's efforts emphasize efficiencies of scale through asset aggregation and controlled environments. The Company gathers information from internal sources and independent third parties and analyzes this information to support its evaluation of current and new markets and market conditions.

### *Organizational Plan*

The Company seeks to maintain a management organization that facilitates efficient execution of the Company's strategy. As part of this effort, the Company pursues a human resources plan designed to create and maintain a highly effective real estate company through recruiting, training and retaining capable people. The structure is designed to support a local entrepreneurial platform operating within a value-added corporate structure. The Company seeks to provide management and all employees with technology tools to enhance competitive advantage and more effectively execute on strategic and operational goals.

**Internal Growth Strategies**

The Company seeks to maximize the profitability of its Properties by endeavoring to maintain high occupancy levels while obtaining competitive rental rates, controlling costs and focusing on customer service efforts.

***Maintain High Occupancies***

The Company believes that the quality and diversity of its tenant base and its strategy of operating in multiple markets is integral to achieving its goal of attaining high occupancy levels for its portfolio. The Company targets financially stable tenants in an effort to minimize uncertainty relating to the ability of the tenants to meet their lease obligations.

***Cost Controls***

The Company seeks to identify best practices to apply throughout the Company in order to enhance cost savings and other efficiencies. The Company also employs an annual capital improvement and preventative maintenance program designed to reduce the operating costs of the Properties in Operation and maintain the long-term value of the Properties in Operation.

***Customer Service***

The Company seeks to achieve high tenant retention through a comprehensive customer service program, which is designed to provide an exceptional and positive tenant experience. The customer service program establishes best practices and provides an appropriate customer feedback process. The Company believes that the program has been helpful in increasing tenant satisfaction.

***High Performance Buildings***

The Company is committed to the sustainable design, development and operation of its portfolio. The Company strives to create work environments that limit resource consumption, improve building performance and promote human health and productivity. The Company believes that high performance buildings and environmentally responsible business practices are not only good for the environment, but that they also create value for the Company's tenants and shareholders.

The Company has set as a goal (1) to be an industry leader in sustainable real estate and high performance buildings; (2) to demonstrate improved performance year over year in resource consumption; and (3) to integrate sustainable business practices into our core business operations and decision making process.

The Company's efforts have included research and development, tenant education and outreach and education and accreditation for its development, property management and leasing staff.

In these efforts, the Company has utilized the U.S. Green Building Council's LEED rating system and the U.S. Department of Energy's Energy Star system. To date the Company has completed or had under construction 48 LEED buildings; has 106 Energy Star certified buildings and has achieved a reduction of energy usage in the Properties in Operation that the Company manages.

**External Growth Strategies**

The Company seeks to enhance its long-term profitability through the development, acquisition and disposition of properties either directly or through joint ventures. The Company also considers acquisitions of real estate operating companies.

**Wholly Owned Properties**

***Development***

The Company's development investment strategy focuses primarily on the development of high-quality industrial and office properties within its existing markets. When the Company's marketing efforts identify opportunities, the Company will consider pursuing such opportunities outside of the Company's established markets. The Company and its Predecessor have developed over 64 million square feet of commercial real estate during the past 40 years. The Company's development activities generally fall into two categories: build-to-suit projects and projects built for inventory (projects that are less than 75% leased prior to commencement of construction). The Company develops build-to-suit projects for existing and new tenants. The Company also builds properties for inventory where the Company has identified sufficient demand at market rental rates to justify such construction.

During the year ended December 31, 2012, the Company completed four build-to-suit projects and four inventory projects totaling 700,000 square feet and representing an aggregate Total Investment of $66.3 million. As of December 31, 2012, these completed development properties were 90.5% leased.

As of December 31, 2012, the Company had 10 Wholly Owned Properties under Development, which are expected to comprise, upon completion, 3.4 million square feet and are expected to represent a Total Investment of $315.7 million, of which $248.6 million has been completed as of December 31, 2012. These Wholly Owned Properties under Development were 25.9% pre-leased as of December 31, 2012. The scheduled deliveries of the 3.4 million square feet of Wholly Owned Properties under Development are as follows (in thousands, except percentages):

| | SQUARE FEET | | | | PERCENT LEASED | TOTAL |
|---|---|---|---|---|---|---|
| SCHEDULED IN-SERVICE DATE | IND-DIST. | IND-FLEX | OFFICE | TOTAL | DECEMBER 31, 2012 | INVESTMENT |
| 1st Quarter, 2013 | — | — | 208 | 208 | 100.0% | $ 80,060 |
| 2nd Quarter, 2013 | — | — | 139 | 139 | 100.0% | 29,951 |
| 3rd Quarter, 2013 | 2,353 | — | 153 | 2,506 | 13.3% | 163,677 |
| 4th Quarter, 2013 | — | 88 | — | 88 | 77.2% | 9,144 |
| 1st Quarter, 2014 | 502 | — | — | 502 | 28.4% | 32,863 |
| TOTAL | 2,855 | 88 | 500 | 3,443 | 25.9% | $ 315,695 |

The "Total Investment" for a Property is defined as the Property's purchase price plus closing costs (in the case of acquisitions - if vacant) and management's estimate, as determined at the time of acquisition, of the cost of necessary building improvements in the case of acquisitions, or land costs and land and building improvement costs in the case of development projects, and, where appropriate, other development costs and carrying costs.

The Company believes that, because it is a fully integrated real estate firm, its base of commercially zoned land in existing industrial and office business parks provides a competitive advantage for future development activities. As of December 31, 2012, the Company owned 1,527 acres of land held for development, substantially all of which is zoned for commercial use. Substantially all of the land is located adjacent to or within existing industrial or business parks with site improvements, such as public sewers, water and utilities, available for service. The Company estimates that its land holdings would support, as and when developed, approximately 15.3 million square feet of property. The Company's investment in land held for development as of December 31, 2012 was $258.3 million.

Through a development agreement with Philadelphia Industrial Development Corporation, the Company has development rights for 30 acres of land located at the Navy Yard in Philadelphia. The Company estimates that these 30 acres would support, as and when developed, approximately 695,000 square feet of property.

Through a development agreement with Kent County Council, the Company develops commercial buildings at Kings Hill, a 650-acre mixed use development site in the County of Kent, England. The Company also is the project manager for the installation of infrastructure on the site and receives a portion of the proceeds from the sale of land parcels to home builders. The site has planning consent for 2.0 million square feet of commercial space and 2,857 homes, of which approximately 825,000 square feet of commercial space has been built and 2,480 homes have been sold as of December 31, 2012.

***Acquisitions/Dispositions***

The Company seeks to acquire properties consistent with its business objectives and strategies. The Company executes its acquisition strategy by purchasing properties that the Company believes will create shareholder value over the long-term.

During the year ended December 31, 2012, the Company acquired 26 industrial properties and one office property comprising 4.3 million square feet for an aggregate purchase price of $211.9 million.

The Company disposes of properties and land held for development that no longer fit within the Company's strategic plan, or with respect to which the Company believes it can optimize cash proceeds. During the year ended December 31, 2012, the Company sold 50 operating properties containing an aggregate of 3.0 million square feet, and 107 acres of land, for aggregate proceeds of $235.6 million.

**Joint Venture Properties**

The Company, from time to time, considers joint venture opportunities with institutional investors or other real estate companies. Joint venture partnerships provide the Company with additional sources of capital to share investment risk and fund capital requirements. In some instances, joint venture partnerships provide the Company with additional local market or product type expertise.

As of December 31, 2012, the Company had investments in and advances to unconsolidated joint ventures totaling $169.0 million (see Note 8 to the Company's Consolidated Financial Statements).

*Development*

During the year ended December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest completed any development projects.

As of December 31, 2012, the Company had no joint venture properties under development.

As of December 31, 2012, unconsolidated joint ventures in which the Company held an interest owned 615 acres of land held for development and had a leasehold interest in an additional 53 acres of land. Substantially all of the land held for development and the land related to the leasehold interest is zoned for commercial use. Substantially all of the land held for development and the land related to the leasehold interest is located adjacent to or within existing industrial or business parks with site improvements, such as public sewers, water and utilities, available for service. The Company estimates that its joint venture land holdings and leasehold interest would support, as and when developed, approximately 6.2 million square feet of property.

*Acquisitions/Dispositions*

During the year ended December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest acquired or disposed of any properties.

## ITEM 1A. RISK FACTORS

The Company's results of operations and the ability to make distributions to our shareholders and service our indebtedness may be affected by the risk factors set forth below. (The Company refers to itself as "we," "us" or "our" in the following risk factors.) This section contains some forward looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

### Risks Related to Our Business

***Weakness in the general economy continues to adversely affect our business and financial condition.***

The Company's business is subject to the risks in this section. Current economic conditions have increased the probability the Company will experience these risks. Continuing weakness in the general economy has negatively impacted the Company's business practices by reducing demand for our properties. This lack of demand has reduced our ability to achieve increases in rents as the spaces are leased.

***The ongoing weakness in the general economy has affected some of our existing tenants, and could have an adverse impact on our ability to collect rent or renew leases with these tenants, resulting in a negative effect on our cash flow from operations.***

The ongoing weakness in the general economy has had an adverse effect on many companies in numerous industries. We have tenants in these and other industries which may be experiencing these adverse effects. Should any of our tenants experience a downturn in its business that weakens its financial condition, delays lease commencement or causes it to fail to make rental payments when due, become insolvent or declare bankruptcy, the result could be a termination of the tenant's lease and material losses to us. Our cash flow from operations and our ability to make expected distributions to our shareholders and service our indebtedness could, in such a case, be adversely affected.

***Unfavorable events affecting our existing tenants, or negative market conditions that may affect our existing tenants, could have an adverse impact on our ability to attract new tenants, relet space, collect rent or renew leases, and thus could have a negative effect on our cash flow from operations.***

Our cash flow from operations depends on our ability to lease space to tenants on economically favorable terms. Therefore, we could be adversely affected by various facts and events over which we have limited control, such as:

- lack of demand for space in the areas where our Properties are located
- inability to retain existing tenants and attract new tenants
- oversupply of or reduced demand for space and changes in market rental rates
- defaults by our tenants or their failure to pay rent on a timely basis
- the need to periodically renovate and repair our space
- physical damage to our Properties
- economic or physical decline of the areas where our Properties are located
- potential risk of functional obsolescence of our Properties over time

If a tenant is unable to pay rent due to us, we may be forced to evict such tenants, or engage in other remedies, which may be expensive and time consuming and may adversely affect our net income, shareholders' equity and cash distributions to shareholders.

If our tenants do not renew their leases as they expire, we may not be able to rent the space. Furthermore, leases that are renewed, and some new leases for space that is relet, may have terms that are less economically favorable to us than current lease terms, or may require us to incur significant costs, such as for renovations, tenant improvements or lease transaction costs.

Any of these events could adversely affect our cash flow from operations and our ability to make expected distributions to our shareholders and service our indebtedness.

A significant portion of our costs, such as real estate taxes, insurance costs, and debt service payments, generally are not reduced when circumstances cause a decrease in cash flow from our Properties.

***We may not be able to compete successfully with other entities that operate in our industry.***

We experience a great deal of competition in attracting tenants for our Properties and in locating land to develop and properties to acquire.

In our effort to lease our Properties, we compete for tenants with a broad spectrum of other landlords in each of our markets. These competitors include, among others, publicly-held REITs, privately-held entities, individual property owners and tenants who wish to sublease their space. Some of these competitors may be able to offer prospective tenants more attractive financial or other terms than we are able to offer.

***We may experience increased operating costs, which could adversely affect our operations.***

Our Properties are subject to increases in operating expenses such as insurance, cleaning, electricity, heating, ventilation and air conditioning, general and administrative costs and other costs associated with security, landscaping, repairs and maintenance. While our current tenants generally are obligated to pay a significant portion of these costs, there is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or that new tenants will agree to pay these costs. If operating expenses increase in our markets, we may not be able to increase rents or reimbursements in all of these markets so as to meet increased expenses without simultaneously decreasing occupancy rates. If this occurs, our ability to make distributions to shareholders and service our indebtedness could be adversely affected.

***Our ability to achieve growth in operating income depends in part on our ability to develop properties, which may suffer under certain circumstances.***

We intend to continue to develop properties when warranted by market conditions. Our general construction and development activities include the risks that:

- construction and leasing of a property may not be completed on schedule, which could result in increased expenses and construction costs, and would result in reduced profitability
- construction costs may exceed our original estimates due to increases in interest rates and increased materials, labor or other costs, possibly making the property unprofitable because we may not be able to increase rents to compensate for the increase in construction costs
- some developments may fail to achieve expectations, possibly making them unprofitable
- we may be unable to obtain, or may face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project
- we may abandon development opportunities after we begin to explore them and as a result, we may fail to recover costs already incurred. If we alter or discontinue our development efforts, past and future costs of the investment may need to be expensed rather than capitalized and we may determine the investment is impaired, resulting in a loss
- we may expend funds on and devote management's time to projects that we do not complete
- occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in lower than projected rental rates with the result that our investment is not profitable

***We face risks associated with property acquisitions.***

We acquire individual properties and portfolios of properties, in some cases through the acquisition of operating entities, and intend to continue to do so when circumstances warrant.

Our acquisition activities and their success are subject to the following risks:

- when we are able to locate a desirable property, competition from other real estate investors may significantly increase the purchase price
- acquired properties may fail to perform as expected
- the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties and operating entities, into our existing operations, and as a result, our results of operations and financial condition could be adversely affected

We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

***Many of our Properties are concentrated in our primary markets, and we therefore may suffer economic harm as a result of adverse conditions in those markets.***

Our Properties are located principally in specific geographic areas. Due to the concentration of our Properties in these areas, performance is dependent on economic conditions in these areas. These areas have experienced periods of economic decline.

***We may not be able to access financial markets to obtain capital on a timely basis, or on acceptable terms.***

Our ability to access the public debt and equity markets depends on a variety of factors, including:

- general economic conditions affecting these markets
- our own financial structure and performance
- the market's opinion of REITs in general
- the market's opinion of REITs that own properties similar to ours

***We may suffer adverse effects as a result of the terms of and covenants relating to our indebtedness.***

Required payments on our indebtedness generally are not reduced if the economic performance of our portfolio of Properties declines. If the economic performance of our Properties declines, net income, cash flow from operations and cash available for distribution to shareholders will be reduced. If payments on debt cannot be made, we could sustain a loss, or in the case of mortgages, suffer foreclosures by mortgagees or suffer judgments. Further, some obligations, including our $500 million credit facility and $2.3 billion in unsecured notes issued in past public offerings, contain cross-default and/or cross-acceleration provisions at December 31, 2012, which means that a default on one obligation may constitute a default on other obligations.

Our credit facility and unsecured debt securities contain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt which we must maintain. Our continued ability to borrow under our $500 million credit facility is subject to compliance with our financial and other covenants. In addition, our failure to comply with such covenants could cause a default under this credit facility, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available to us, or be available only on unattractive terms.

***Our degree of leverage could limit our ability to obtain additional financing.***

Our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our senior unsecured debt is currently rated investment grade by the three major rating agencies. However, there can be no assurance we will be able to maintain this rating, and in the event our senior debt is downgraded from its current rating, we would likely incur higher borrowing costs. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally.

***Further issuances of equity securities may be dilutive to our existing shareholders.***

The interests of our existing shareholders could be diluted if we issue additional equity securities to finance future developments, acquisitions, or repay indebtedness. Our Board of Trustees can authorize the issuance of additional securities without shareholder approval. Our ability to execute our business strategy depends on our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including issuances of common and preferred equity.

***An increase in interest rates would increase our interest costs on variable rate debt and could adversely impact our ability to refinance existing debt.***

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will our interest costs, which would adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our shareholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures.

***Property ownership through joint ventures will limit our ability to act exclusively in our interests and may require us to depend on the financial performance of our co-venturers.***

From time to time we invest in joint ventures in which we do not hold a controlling interest. These investments involve risks that do not exist with properties in which we own a controlling interest, including the possibility that our partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives. In instances where we lack a controlling interest, our partners may be in a position to require action that is contrary to our objectives. While we seek to negotiate the terms of these joint ventures in a way that secures our ability to act in our best interests, there can be no assurance that those terms will be sufficient to fully protect us against actions contrary to our interests. If the objectives of our co-ventures are inconsistent with ours, we may not in every case be able to act exclusively in our interests.

Additionally, our joint venture partners may experience financial difficulties or change their investment philosophies. This may impair their ability to meet their obligations to the joint venture, such as with respect to providing additional capital, if required. If such a circumstance presented itself we may be required to perform on their behalf, if possible, or suffer a loss of all or a portion of our investment in the joint venture.

**Risks Related to the Real Estate Industry**

***Real estate investments are illiquid, and we may not be able to sell our Properties if and when we determine it is appropriate to do so.***

Real estate generally cannot be sold quickly. We may not be able to dispose of our Properties promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code of 1986, as amended (the "Code"), limit a REIT's ability to sell properties in some situations when it may be economically advantageous to do so, thereby adversely affecting returns to shareholders and adversely impacting our ability to meet our obligations to the holders of other securities.

***We may experience economic harm if any damage to our Properties is not covered by insurance.***

We believe all of our Properties are adequately insured with carriers that are adequately capitalized. However, we cannot guarantee that the limits of our current policies will be sufficient in the event of a catastrophe to our Properties or that carriers will be able to honor their obligations. Our existing property and liability policies expire during 2013. We cannot guarantee that we will be able to renew or duplicate our current coverages in adequate amounts or at reasonable prices.

We may suffer losses that are not covered under our comprehensive liability, fire, extended coverage and rental loss insurance policies. For example, we may not be insured for losses resulting from acts of war, certain acts of terrorism, or from environmental liabilities. If an uninsured loss or a loss in excess of insured limits should occur, we would nevertheless remain liable for the loss which could adversely affect cash flow from operations.

***Potential liability for environmental contamination could result in substantial costs.***

Under federal, state and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous or toxic substances or petroleum products at our Properties simply because of our current or past ownership or operation of the real estate. If unidentified environmental problems arise, we may have to make substantial payments which could adversely affect our cash flow and our ability to make distributions to our shareholders because:

- as owner or operator, we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination
- the law typically imposes clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination
- even if more than one person may be responsible for the contamination, each person who shares legal liability under the

environmental laws may be held responsible for all of the clean-up costs
- governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs

These costs could be substantial. The presence of hazardous or toxic substances or petroleum products or the failure to properly remediate contamination may materially and adversely affect our ability to borrow against, sell or rent an affected property. In addition, applicable environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination. Changes in laws increasing the potential liability for environmental conditions existing at our Properties may result in significant unanticipated expenditures.

It is our policy to retain independent environmental consultants to conduct Phase I environmental site assessments and asbestos surveys with respect to our acquisition of properties. These assessments generally include a visual inspection of the properties and the surrounding areas, an examination of current and historical uses of the properties and the surrounding areas and a review of relevant state, federal and historical documents, but do not involve invasive techniques such as soil and ground water sampling. Where appropriate, on a property-by-property basis, our practice is to have these consultants conduct additional testing, including sampling for asbestos, for lead in drinking water, for soil contamination where underground storage tanks are or were located or where other past site usages create a potential environmental problem, and for contamination in groundwater. Even though these environmental assessments are conducted, there is still the risk that:

- the environmental assessments and updates will not identify all potential environmental liabilities
- a prior owner created a material environmental condition that is not known to us or the independent consultants preparing the assessments
- new environmental liabilities have developed since the environmental assessments were conducted
- future uses or conditions such as changes in applicable environmental laws and regulations could result in environmental liability for us

While we test indoor air quality on a regular basis and have an ongoing maintenance program in place to address this aspect of property operations, inquiries about indoor air quality may necessitate special investigation and, depending on the results, remediation. Indoor air quality issues can stem from inadequate ventilation, chemical contaminants from indoor or outdoor sources, pollen, viruses and bacteria. Indoor exposure to chemical or biological contaminants above certain levels can be alleged to be connected to allergic reactions or other health effects and symptoms in susceptible individuals. If these conditions were to occur at one of our Properties, we may need to undertake a targeted remediation program, including without limitation, steps to increase indoor ventilation rates and eliminate sources of contaminants. Such remediation programs could be costly, necessitate the temporary relocation of some or all of the Property's tenants or require rehabilitation of the affected Property.

***Our Properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.***

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our Properties could require us to undertake a costly remediation program to contain or remove the mold from the affected Property. In addition, the presence of significant mold could expose us to liability from our tenants, employees of our tenants and others if property damage or health concerns arise.

***Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make expenditures that adversely impact our operating results.***

All of our Properties are required to comply with the Americans with Disabilities Act ("ADA"). The ADA generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the United States government or an award of damages to private litigants, or both. Expenditures related to complying with the provisions of the ADA could adversely affect our results of operations and financial condition and our ability to make distributions to shareholders. In addition, we are required to operate our Properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Properties. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to shareholders.

***Terrorist attacks and other acts of violence or war may adversely impact our operating results and may affect markets on which our securities are traded.***

Terrorist attacks against our Properties, or against the United States or United States interests generally, may negatively affect our operations and investments in our securities. Attacks or armed conflicts could have a direct adverse impact on our Properties or operations through damage, destruction, loss or increased security costs. Any terrorism insurance that we obtain may be insufficient to cover the loss for damages to our Properties as a result of terrorist attacks.

Furthermore, any terrorist attacks or armed conflicts could result in increased volatility in or damage to the United States and worldwide financial markets and economy. Adverse economic conditions could affect the ability of our tenants to pay rent, which could have an adverse impact on our operating results.

**Risks Related to Our Organization and Structure**

***We have elected REIT status under the federal tax laws and could suffer adverse consequences if we fail to qualify as a REIT.***

We have elected REIT status under federal tax laws and have taken the steps known to us to perfect that status, but we cannot be certain that we qualify or that we will remain qualified. Qualification as a REIT involves the application of highly technical and complex provisions of the Code, as to which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the related income tax regulations is greater in the case of a REIT that holds its assets in partnership form, as we do. Moreover, no assurance can be given that new tax laws will not significantly affect our qualification as a REIT or the federal income tax consequences of such qualification. New laws could be applied retroactively, which means that past operations could be found to be in violation, which would have a negative effect on the business.

If we fail to qualify as a REIT in any taxable year, the distributions to shareholders would not be deductible when computing taxable income. If this happened, we would be subject to federal income tax on our taxable income at regular corporate rates. Also, we could be prevented from qualifying as a REIT for the four years following the year in which we were disqualified. Further, if we requalified as a REIT after failing to qualify, we might have to pay the full corporate-level tax on any unrealized gain in our assets during the period we were not qualified as a REIT. We would then have to distribute to our shareholders the earnings we accumulated while we were not qualified as a REIT. These additional taxes would reduce our funds available for distribution to our shareholders. In addition, while we were disqualified as a REIT, we would not be required by the Code to make distributions to our shareholders. A failure by the Company to qualify as a REIT and the resulting requirement to pay taxes and interest (and perhaps penalties) would cause us to default under various agreements to which we are a party, including under our credit facility, and would have a material adverse effect on our business, prospects, results of operations, earnings, financial condition and our ability to make distributions to shareholders.

Future economic, market, legal, tax or other considerations may lead our Board of Trustees to authorize the revocation of our election to qualify as a REIT. A revocation of our REIT status would require the consent of the holders of a majority of the voting interests of all of our outstanding Common Shares.

***Certain officers of the Trust may not have the same interests as shareholders as to certain tax laws.***

Certain officers of the Trust own Common Units. These units may be exchanged for our Common Shares. The officers who own those units and have not yet exchanged them for our Common Shares may suffer different and more adverse tax consequences than holders of our Common Shares suffer in certain situations:

- when certain of our Properties are sold
- when debt on those Properties is refinanced
- if we are involved in a tender offer or merger

Because these officers own units and face different consequences than shareholders do, the Trust and those officers may have different objectives as to these transactions than shareholders do.

***Certain aspects of our organization could have the effect of restricting or preventing a change of control of our Company, which could have an adverse effect on the price of our shares.***

*Our charter contains an ownership limit on shares.* To qualify as a REIT, five or fewer individuals cannot own, directly or indirectly, more than 50% in value of the outstanding shares of beneficial interest. To this end, our Declaration of Trust, among other things, generally prohibits any holder of the Trust's shares from owning more than 5% of the Trust's outstanding shares of beneficial interest, unless that holder gets the consent from our Board of Trustees. This limitation could prevent the acquisition of control of the Company by a third party without the consent from our Board of Trustees.

*We can issue preferred shares.* Our Declaration of Trust authorizes our Board of Trustees to establish the preferences and rights of any shares issued. The issuance of preferred shares could have the effect of delaying, making more difficult or preventing a change of control of the Company, even if a change in control were in the shareholder's interest.

*There are limitations on acquisition of and changes in control pursuant to, and fiduciary protections of the Board under Maryland law.* The Maryland General Corporation Law ("MGCL") contains provisions which are applicable to the Trust as if the Trust were a corporation. Among these provisions is a section, referred to as the "control share acquisition statute," which eliminates the voting rights of shares acquired in quantities so as to constitute "control shares," as defined under the MGCL. The MGCL also contains provisions applicable to us that are referred to as the "business combination statute," which would generally limit business combinations between the Company and any 10% owners of the Trust's shares or any affiliate thereof. Further, Maryland law provides broad discretion to the Board with respect to its fiduciary duties in considering a change in control of our Company, including that the Board is subject to no greater level of scrutiny in considering a change in control transaction than with respect to any other act by the Board. Finally, the "unsolicited takeovers" provisions of the MGCL permit the Board, without shareholder approval and regardless of what is currently provided in our Declaration of Trust or By-Laws, to implement takeover defenses that our Company does not yet have, including permitting only the Board to fix the size of the Board and permitting only the Board to fill a vacancy on the Board. All of these provisions may have the effect of inhibiting a third party from making an acquisition proposal for our Company or of delaying, deferring or preventing a change in control of the Company under circumstances that otherwise could provide the holders of Common Shares with the opportunity to realize a premium over the then current market price.

***Various factors out of our control could hurt the market value of our publicly traded securities.***

The value of our publicly traded securities depends on various market conditions, which may change from time to time. In addition to general economic and market conditions and our particular financial condition and performance, the value of our publicly traded securities could be affected by, among other things, the extent of institutional investor interest in us and the market's opinion of REITs in general and, in particular, REITs that own and operate properties similar to ours.

The market value of the equity securities of a REIT may be based primarily upon the market's perception of the REIT's growth potential and its current and future cash distributions, and may be secondarily based upon factors such as the real estate market value of the underlying assets. The failure to meet the market's expectations with regard to future earnings and cash distributions likely would adversely affect the market price of publicly traded securities. Our payment of future dividends will be at the discretion of our Board of Trustees and will depend on numerous factors including our cash flow, financial condition and capital requirements, annual distribution requirements under the REIT provisions of the Code, the general economic environment and such other factors as our Board of Trustees deems relevant, and we cannot assure you that our annual dividend rate will be maintained at its current level. We are currently distributing more in dividends than we receive in net cash provided by operating activities less customary tenant improvement and leasing transaction costs. Over time, increases in occupancy and rental rates could offset this shortfall. Should market opportunities allow us to accelerate our strategy relating to dispositions (i.e., sale of suburban office) without corresponding opportunities to reinvest those proceeds in the near term, this shortfall would increase. We will continually evaluate these circumstances opposite our distribution policies.

Rising market interest rates could make an investment in publicly traded securities less attractive. If market interest rates increase, purchasers of publicly traded securities may demand a higher annual yield on the price they pay for their securities. This could adversely affect the market price of publicly traded securities.

Furthermore, changes in tax laws may affect the price of our securities. Pursuant to legislation newly enacted in 2013, the highest marginal ordinary income tax rate is 39.6% and the highest long-term capital gain rate is 20%; in addition, the Internal Revenue Service ("IRS") issued final regulations in 2013 with respect to the Foreign Account Tax Compliance Act, adopting the effective dates for required withholding provided for in previous IRS guidance. While we do not expect that the new legislation and IRS regulations to have any significant impact on our operations and financial results, no assurance can be given that additional new tax laws will not adversely affect the value of our publicly traded securities.

***We no longer have a shareholder rights plan but are not precluded from adopting one.***

Our shareholder rights plan expired in accordance with its terms on December 31, 2007. While we did not extend or renew the plan, we are not prohibited from adopting, without shareholder approval, a shareholder rights plan that may discourage any potential acquirer from acquiring more than a specific percentage of our outstanding Common Shares since, upon this type of acquisition without approval of our Board of Trustees, all other common shareholders would have the right to purchase a specified amount of Common Shares at a substantial discount from market price.

***Transactions by the Trust or the Operating Partnership could adversely affect debt holders.***

Except with respect to several covenants limiting the incurrence of indebtedness and a covenant requiring the Operating Partnership to maintain a certain unencumbered total asset value, our indentures do not contain any additional provisions that would protect holders of the Operating Partnership's debt securities in the event of (i) a highly leveraged transaction involving the Operating Partnership, (ii) a change of control or (iii) certain reorganizations, restructurings, mergers or similar transactions involving the Operating Partnership or the Trust.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

The Wholly Owned Properties in Operation, as of December 31, 2012, consisted of 342 industrial and 240 office properties. Single tenants occupy 189 Wholly Owned Properties in Operation. These tenants generally require a reduced level of service in connection with the operation or maintenance of these properties. The remaining 393 Wholly Owned Properties in Operation are multi-tenant properties for which the Company renders a range of building, operating and maintenance services.

As of December 31, 2012, the industrial Wholly Owned Properties in Operation were 93.8% leased. The average building size for the industrial Wholly Owned Properties in Operation was approximately 142,000 square feet. As of December 31, 2012, the office Wholly Owned Properties in Operation were 89.1% leased. The average building size for the office Wholly Owned Properties in Operation was approximately 78,000 square feet.

The JV Properties in Operation, as of December 31, 2012, consisted of 47 industrial and 49 office properties. Single tenants occupy 36 JV Properties in Operation. These tenants generally require a reduced level of service in connection with the operation or maintenance of these properties. The remaining 60 JV Properties in Operation are multi-tenant properties for which the Company renders a range of building, operating and maintenance services.

As of December 31, 2012, the industrial JV Properties in Operation were 89.3% leased. The average building size for the industrial JV Properties in Operation was approximately 201,000 square feet. As of December 31, 2012, the office JV Properties in Operation were 92.4% leased. The average building size for the office JV Properties in Operation was approximately 96,000 square feet.

As of December 31, 2012, the industrial Properties in Operation were 93.0% leased. The average building size for the industrial Properties in Operation was approximately 149,000 square feet. As of December 31, 2012, the office Properties in Operation were 89.7% leased. The average building size for the office Properties in Operation was approximately 81,000 square feet.

A complete listing of the Wholly Owned Properties in Operation appears as Schedule III to the financial statements of the Company included in this Annual Report on Form 10-K. The table below sets forth certain information on the Company's Properties in Operation as of December 31, 2012 (in thousands, except percentages).

| Region | Type | | Net Rent[1] | Straight Line Rent and Operating Expense Reimbursement [2] | Square Feet | % Leased |
|---|---|---|---|---|---|---|
| **Northeast - Southeastern PA** | Industrial | - Distribution | $ 2,980 | $ 3,846 | 407 | 90.2% |
| | | - Flex | 14,375 | 22,618 | 1,611 | 88.0% |
| | Office | | 90,993 | 139,897 | 6,931 | 85.2% |
| | Total | | 108,348 | 166,361 | 8,949 | 85.9% |
| **Northeast - Lehigh** | Industrial | - Distribution | 70,254 | 88,043 | 15,621 | 99.6% |
| | | - Flex | 3,705 | 4,835 | 438 | 100.0% |
| | Office | | 1,270 | 2,360 | 121 | 96.3% |
| | Total | | 75,229 | 95,238 | 16,180 | 99.6% |
| **Northeast - Other** | Industrial | - Distribution | 6,443 | 7,767 | 1,266 | 97.2% |
| | | - Flex | 5,587 | 8,464 | 548 | 97.4% |
| | Office | | 27,026 | 45,911 | 2,086 | 92.8% |
| | Total | | 39,056 | 62,142 | 3,900 | 94.9% |
| **Central** | Industrial | - Distribution | 32,147 | 43,936 | 8,715 | 90.7% |
| | | - Flex | 16,725 | 28,502 | 2,384 | 88.7% |
| | Office | | 35,196 | 50,016 | 2,929 | 85.4% |
| | Total | | 84,068 | 122,454 | 14,028 | 89.3% |
| **South** | Industrial | - Distribution | 49,268 | 65,740 | 13,110 | 91.4% |
| | | - Flex | 27,237 | 37,053 | 3,804 | 89.2% |
| | Office | | 71,975 | 111,532 | 5,497 | 92.9% |
| | Total | | 148,480 | 214,325 | 22,411 | 91.4% |
| **Metro** | Industrial | - Distribution | 3,642 | 5,633 | 346 | 100.0% |
| | | - Flex | 2,200 | 3,035 | 204 | 67.4% |
| | Office | | 17,246 | 25,025 | 1,031 | 96.5% |
| | Total | | 23,088 | 33,693 | 1,581 | 93.5% |
| **United Kingdom** | Industrial | - Distribution | — | — | — | — |
| | | - Flex | 1,278 | 1,278 | 44 | 100.0% |
| | Office | | 2,861 | 3,013 | 90 | 100.0% |
| | Total | | 4,139 | 4,291 | 134 | 100.0% |
| **TOTAL** | Industrial | - Distribution | 164,734 | 214,965 | 39,465 | 94.7% |
| | | - Flex | 71,107 | 105,785 | 9,033 | 89.5% |
| | Office | | 246,567 | 377,754 | 18,685 | 89.1% |
| | Total | | $ 482,408 | $ 698,504 | 67,183 | 92.5% |
| **Joint Ventures** [3] | Industrial | - Distribution | $ 31,833 | $ 45,765 | 9,269 | 89.8% |
| | | - Flex | 2,770 | 2,593 | 171 | 64.5% |
| | Office | | 105,798 | 148,564 | 4,720 | 92.0% |
| | Total | | $ 140,401 | $ 196,922 | 14,160 | 90.2% |

(1) Net rent represents the contractual rent per square foot multiplied by the tenant's square feet leased at December 31, 2012 for tenants in occupancy. As of December 31, 2012, net rent per square foot for the Wholly Owned Properties in Operation was $7.77 and for the Joint Venture Properties in Operation was $10.99. Net rent does not include the tenant's obligation to pay property operating expenses and real estate taxes. If a tenant at December 31, 2012 was within a free rent period its rent would equal zero for the purposes of this metric.

(2) Straight line rent and operating expense reimbursement represents the straight line rent including operating expense recoveries per square foot multiplied by the tenant's square feet leased at December 31, 2012 for tenants in occupancy. As of December 31, 2012, straight line rent and operating expense reimbursement per square foot for the Wholly Owned Properties in Operation was $11.24 and for the Joint Venture Properties in Operation was $15.42.

(3) Joint Ventures represent the 96 properties owned by unconsolidated joint ventures in which the Company has an interest.

The expiring number of tenants, square feet and annual rent by year for the Properties in Operation as of December 31, 2012 are as follows (in thousands except number of tenants and % of annual rent):

| | Industrial-Distribution | | | | Industrial-Flex | | | | Office | | | | Total | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Number of Tenants | Square Feet | Annual [(1)] Rent | % of Annual Rent | Number of Tenants | Square Feet | Annual Rent | % of Annual Rent | Number of Tenants | Square Feet | Annual Rent | % of Annual Rent | Number of Tenants | Square Feet | Annual Rent | % of Annual Rent |
| Wholly Owned Properties in Operation: | | | | | | | | | | | | | | | | |
| 2013 | 70 | 3,718 | $ 13,314 | 7.2% | 105 | 1,358 | $ 11,927 | 14.8% | 208 | 1,856 | $ 27,253 | 9.7% | 383 | 6,932 | $ 52,494 | 9.6% |
| 2014 | 80 | 7,429 | 32,361 | 17.6% | 97 | 1,116 | 9,998 | 12.4% | 205 | 2,704 | 44,425 | 15.8% | 382 | 11,249 | 86,784 | 15.9% |
| 2015 | 62 | 6,453 | 28,637 | 15.6% | 88 | 1,084 | 10,395 | 12.9% | 169 | 2,257 | 31,912 | 11.4% | 319 | 9,794 | 70,944 | 13.0% |
| 2016 | 53 | 4,388 | 20,533 | 11.2% | 70 | 1,224 | 11,341 | 14.1% | 123 | 1,894 | 32,822 | 11.7% | 246 | 7,506 | 64,696 | 11.9% |
| 2017 | 56 | 4,150 | 21,912 | 11.9% | 58 | 1,035 | 10,433 | 12.9% | 103 | 1,754 | 29,764 | 10.6% | 217 | 6,939 | 62,109 | 11.4% |
| 2018 | 44 | 3,940 | 21,328 | 11.6% | 40 | 868 | 8,144 | 10.1% | 73 | 1,608 | 27,205 | 9.7% | 157 | 6,416 | 56,677 | 10.4% |
| 2019 | 18 | 1,737 | 9,628 | 5.2% | 16 | 488 | 5,715 | 7.1% | 45 | 1,803 | 34,799 | 12.4% | 79 | 4,028 | 50,142 | 9.2% |
| 2020 | 18 | 3,042 | 17,531 | 9.5% | 12 | 313 | 4,396 | 5.4% | 30 | 747 | 14,933 | 5.3% | 60 | 4,102 | 36,860 | 6.7% |
| 2021 | 3 | 132 | 623 | 0.3% | 5 | 115 | 1,390 | 1.7% | 15 | 294 | 4,918 | 1.8% | 23 | 541 | 6,931 | 1.3% |
| 2022 | 10 | 809 | 4,029 | 2.2% | 10 | 268 | 2,898 | 3.6% | 12 | 391 | 6,868 | 2.4% | 32 | 1,468 | 13,795 | 2.5% |
| Thereafter | 8 | 1,590 | 14,219 | 7.7% | 8 | 214 | 4,048 | 5.0% | 21 | 1,339 | 25,841 | 9.2% | 37 | 3,143 | 44,108 | 8.1% |
| Total | 422 | 37,388 | $ 184,115 | 100.0% | 509 | 8,083 | $ 80,685 | 100.0% | 1,004 | 16,647 | $ 280,740 | 100.0% | 1,935 | 62,118 | $ 545,540 | 100.0% |
| Joint Venture Properties in Operation: | | | | | | | | | | | | | | | | |
| 2013 | 11 | 1,293 | $ 4,345 | 11.7% | 1 | 2 | $ 67 | 2.1% | 52 | 360 | $ 8,460 | 6.6% | 64 | 1,655 | $ 12,872 | 7.7% |
| 2014 | 9 | 1,234 | 5,679 | 15.3% | 2 | 25 | 733 | 23.1% | 34 | 495 | 12,592 | 9.9% | 45 | 1,754 | 19,004 | 11.3% |
| 2015 | 6 | 461 | 1,965 | 5.3% | 2 | 9 | 256 | 8.0% | 25 | 235 | 5,478 | 4.3% | 33 | 705 | 7,699 | 4.6% |
| 2016 | 10 | 972 | 4,550 | 12.3% | 1 | 36 | 1,036 | 32.6% | 26 | 556 | 14,431 | 11.3% | 37 | 1,564 | 20,017 | 11.9% |
| 2017 | 13 | 1,427 | 6,187 | 16.7% | 3 | 38 | 1,088 | 34.2% | 25 | 345 | 8,166 | 6.4% | 41 | 1,810 | 15,441 | 9.2% |
| 2018 | 8 | 836 | 4,500 | 12.1% | — | — | — | —% | 18 | 109 | 2,986 | 2.3% | 26 | 945 | 7,486 | 4.5% |
| 2019 | 2 | 518 | 3,034 | 8.2% | — | — | — | —% | 26 | 364 | 9,366 | 7.3% | 28 | 882 | 12,400 | 7.4% |
| 2020 | 1 | 77 | 276 | 0.7% | — | — | — | —% | 8 | 160 | 3,440 | 2.7% | 9 | 237 | 3,716 | 2.2% |
| 2021 | 2 | 522 | 2,280 | 6.1% | — | — | — | —% | 12 | 248 | 6,833 | 5.4% | 14 | 770 | 9,113 | 5.4% |
| 2022 | 3 | 673 | 2,720 | 7.3% | — | — | — | —% | 7 | 91 | 2,915 | 2.3% | 10 | 764 | 5,635 | 3.3% |
| Thereafter | 2 | 308 | 1,588 | 4.3% | — | — | — | —% | 13 | 1,382 | 53,045 | 41.5% | 15 | 1,690 | 54,633 | 32.5% |
| Total | 67 | 8,321 | $ 37,124 | 100.0% | 9 | 110 | $ 3,180 | 100.0% | 246 | 4,345 | $ 127,712 | 100.0% | 322 | 12,776 | $ 168,016 | 100.0% |

(1) Annual rent represents the contractual rent per square foot multiplied by the tenants' square feet leased on the date of lease expiration for the tenants in occupancy on December 31, 2012.

The table below highlights, for the Properties in Operation, the Company's top ten industrial tenants and top ten office tenants as of December 31, 2012. The table reflects, for the tenants in the JV Properties in Operation, the Company's ownership percentage of the respective joint venture.

| Top 10 Industrial Tenants | Percentage of Annual Rent |
|---|---|
| Home Depot U.S.A., Inc. | 1.6% |
| Kellogg USA, Inc. | 1.3% |
| Amazon.com | 1.3% |
| Wakefern Food Corp. | 1.1% |
| Flowers Foods, Inc. | 0.9% |
| Ozburn Hessey Logistics, L.L.C. | 0.8% |
| Uline, Inc. | 0.7% |
| Federal Express Corporation | 0.6% |
| The Dial Corporation | 0.6% |
| CEVA Logistics U.S., Inc. | 0.6% |
| | 9.5% |

| Top 10 Office Tenants | Percentage of Annual Rent |
|---|---|
| The Vanguard Group, Inc. | 4.0% |
| United States of America | 1.8% |
| United Healthcare Services, Inc. | 1.7% |
| GlaxoSmithKline | 1.7% |
| Comcast Corporation | 1.5% |
| GMAC Mortgage Corporation | 1.5% |
| Fidelity National Information Services | 1.0% |
| WellCare Health Plans, Inc. | 0.9% |
| PNC Bank, National Association | 0.8% |
| Yellow Book USA, Inc. | 0.7% |
| | 15.6% |

## ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to any material litigation as of December 31, 2012.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

## PART II

### ITEM 5. MARKET FOR THE REGISTRANTS' COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND RELATED ISSUER PURCHASES OF EQUITY SECURITIES

The Common Shares are traded on the New York Stock Exchange under the symbol "LRY." There is no established public trading market for the Common Units. The following table sets forth, for the calendar quarters indicated, the high and low closing prices of the Common Shares on the New York Stock Exchange, and the dividends declared per Common Share for such calendar quarter.

| | High | Low | Dividends Declared Per Common Share |
|---|---|---|---|
| **2012** | | | |
| Fourth Quarter | $37.46 | $33.28 | $0.475 |
| Third Quarter | 38.57 | 35.41 | 0.475 |
| Second Quarter | 37.03 | 33.84 | 0.475 |
| First Quarter | 35.72 | 30.91 | 0.475 |
| **2011** | | | |
| Fourth Quarter | $32.73 | $27.49 | $0.475 |
| Third Quarter | 35.42 | 26.16 | 0.475 |
| Second Quarter | 36.06 | 31.66 | 0.475 |
| First Quarter | 35.25 | 31.77 | 0.475 |

As of February 25, 2013, the Common Shares were held by 993 holders of record. Since its initial public offering in 1994, the Company has paid regular and uninterrupted quarterly dividends.

Although the Company currently anticipates that dividends at $0.475 per Common Share per quarter or a comparable rate will continue to be paid in the future, the payment of future dividends by the Company will be at the discretion of the Board of Trustees and will depend on numerous factors including the Company's cash flow, its financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Code, the general economic environment and such other factors as the Board of Trustees deems relevant.

In November 2012, an individual acquired a total of 22,895 common shares of beneficial interest of Liberty Property Trust in exchange for the same number of units of limited partnership interests in Liberty Property Limited Partnership. This individual previously acquired these units of limited partnership interests in connection with their contribution to the Operating Partnership of certain assets. The exchange of common shares of beneficial interest for the units of limited partnership is exempt from the registration requirement of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereunder.

The following line graph compares the cumulative total shareholder return on Common Shares for the period beginning December 31, 2007 and ended December 31, 2012 with the cumulative total return on the Standard and Poor's 500 Stock Index ("S&P 500") and the NAREIT Equity REIT Total Return Index ("NAREIT Index") over the same period. Total return values for the S&P 500, the NAREIT Index and the Company's Common Shares were calculated based on cumulative total return assuming the investment of $100 in the NAREIT Index, the S&P 500 and the Company's Common Shares on December 31, 2007, and assuming reinvestment of dividends in all cases.


NAREIT
S&P 500
Liberty Property Trust
180.00
160.00
140.00
120.00
100.00
80.00
60.00
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12

## ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth Selected Financial Data for the Trust and the Operating Partnership as of and for the five years ended December 31, 2012. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this report. Certain amounts from prior years have been reclassified to conform to current-year presentation.

| **Operating Data** | YEAR ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| **(In thousands, except per share data)** | 2012 | 2011 | 2010 | 2009 | 2008 |
| Total operating revenue | $685,552 | $663,241 | $652,009 | $638,316 | $622,307 |
| Income from continuing operations | $133,830 | $140,061 | $130,140 | $30,252 | $123,113 |
| Net income | $147,751 | $210,710 | $153,375 | $78,992 | $180,106 |
| Basic: | | | | | |
| Income from continuing operations | $1.06 | $1.00 | $0.92 | $0.09 | $1.04 |
| Income from discontinued operations | $0.12 | $0.60 | $0.21 | $0.43 | $0.58 |
| Income per common share/unit | $1.18 | $1.60 | $1.13 | $0.52 | $1.62 |
| Diluted: | | | | | |
| Income from continuing operations | $1.06 | $1.00 | $0.91 | $0.09 | $1.04 |
| Income from discontinued operations | $0.11 | $0.59 | $0.21 | $0.43 | $0.58 |
| Income per common share/unit | $1.17 | $1.59 | $1.12 | $0.52 | $1.62 |
| Dividends paid per common share | $1.90 | $1.90 | $1.90 | $1.90 | $2.50 |
| Trust - weighted average number of shares outstanding - basic (1) | 116,863 | 114,755 | 112,924 | 107,550 | 93,615 |
| Trust - weighted average number of shares outstanding - diluted (2) | 117,694 | 115,503 | 113,606 | 108,002 | 93,804 |
| Operating Partnership - weighted average number of units outstanding - basic (1) | 120,623 | 118,624 | 116,871 | 111,568 | 97,805 |
| Operating Partnership - weighted average number of units outstanding - diluted (2) | 121,454 | 119,372 | 117,553 | 112,020 | 97,994 |

| **Balance Sheet Data** | DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| **(In thousands)** | 2012 | 2011 | 2010 | 2009 | 2008 |
| Net real estate | $ 4,590,830 | $ 4,205,728 | $ 3,955,487 | $ 3,986,120 | $ 4,007,613 |
| Total assets | $ 5,177,971 | $ 4,989,673 | $ 5,064,799 | $ 5,228,943 | $ 5,217,035 |
| Total indebtedness | $ 2,657,398 | $ 2,222,862 | $ 2,359,822 | $ 2,456,875 | $ 2,590,167 |
| Liberty Property Trust shareholders' equity | $ 2,091,012 | $ 2,103,594 | $ 2,082,186 | $ 2,122,295 | $ 1,958,779 |
| Owners' equity (Liberty Property Limited Partnership) | $ 2,217,820 | $ 2,459,756 | $ 2,438,552 | $ 2,483,169 | $ 1,945,516 |

| **Other Data** | YEAR ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| **(Dollars in thousands)** | 2012 | 2011 | 2010 | 2009 | 2008 |
| Net cash provided by operating activities | $ 317,166 | $ 317,724 | $ 292,264 | $ 307,201 | $ 272,709 |
| Net cash (used in) provided by investing activities | $ (312,669) | $ (56,223) | $ (103,461) | $ (14,332) | $ 45,793 |
| Net cash provided by (used in) financing activities | $ 12,690 | $ (351,513) | $ (315,842) | $ (74,033) | $ (331,314) |
| Funds from operations available to common shareholders (3) | $ 312,992 | $ 311,841 | $ 312,138 | $ 310,439 | $ 316,986 |
| Total leaseable square footage of Wholly Owned Properties in Operation at end of period (in thousands) | 67,181 | 65,202 | 65,241 | 64,384 | 63,799 |
| Total leaseable square footage of JV Properties in Operation at end of period (in thousands) | 14,161 | 14,164 | 14,422 | 13,786 | 13,069 |
| Wholly Owned Properties in Operation at end of period | 582 | 597 | 637 | 639 | 654 |
| JV Properties in Operation at end of period | 96 | 96 | 98 | 96 | 95 |
| Wholly Owned Properties in Operation percentage leased at end of period | 92% | 92% | 90% | 89% | 91% |
| JV Properties in Operation percentage leased at end of period | 90% | 89% | 83% | 88% | 92% |

(1) Basic weighted average number of shares includes vested Common Shares (Liberty Property Trust); Common Units (Liberty Property Limited Partnership) outstanding during the year.

(2) Diluted weighted average number of shares includes the vested and unvested Common Shares (Liberty Property Trust); Common Units (Liberty Property Limited Partnership) outstanding during the year as well as the dilutive effect of outstanding options.

(3) The National Association of Real Estate Investment Trusts ("NAREIT") has issued a standard definition for Funds from operations (as defined below). The Securities and Exchange Commission has agreed to the disclosure of this non-GAAP financial measure on a per share basis in its Release No. 34-47226, Conditions for Use of Non-GAAP Financial Measures. The Company believes that the calculation of Funds from operations is helpful to investors and management as it is a measure of the Company's operating performance that excludes depreciation and amortization and gains and losses from property dispositions. As a result, year over year comparison of Funds from operations reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, providing perspective not immediately apparent from net income. In addition, management believes that Funds from operations provides useful information to the investment community about the Company's financial performance when compared to other REITs since Funds from operations is generally recognized as the standard for reporting the operating performance of a REIT. Funds from operations available to common shareholders is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations available to common shareholders does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from operations available to common shareholders also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Historically the Company included impairment charges in this computation. However, excluding impairment charges from the computation of Funds from operations is consistent with NAREIT's reaffirmation in November 2011 of its July 2000 guidance on NAREIT-defined Funds from Operations, which indicated that impairment write-downs of depreciable real estate should be excluded in the computation of Funds from operations. Accordingly, Funds from operations have been restated for prior periods. A reconciliation of Funds from operations to net income may be found in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

Liberty Property Trust (the "Trust") is a self-administered and self-managed Maryland real estate investment trust ("REIT"). Substantially all of the Trust's assets are owned directly or indirectly, and substantially all of the Trust's operations are conducted directly or indirectly, by its subsidiary, Liberty Property Limited Partnership, a Pennsylvania limited partnership (the "Operating Partnership" and, collectively with the Trust and their consolidated subsidiaries, the "Company").

The Company operates primarily in the Mid-Atlantic, Southeastern, Midwestern and Southwestern United States. Additionally, the Company owns certain assets in the United Kingdom.

As of December 31, 2012, the Company owned and operated 342 industrial and 240 office properties (the "Wholly Owned Properties in Operation") totaling 67.2 million square feet. In addition, as of December 31, 2012, the Company owned ten properties under development, which when completed are expected to comprise 3.4 million square feet (the "Wholly Owned Properties under Development") and 1,527 acres of developable land, substantially all of which is zoned for commercial use. Additionally, as of December 31, 2012, the Company had an ownership interest, through unconsolidated joint ventures, in 47 industrial and 49 office properties totaling 14.2 million square feet (the "JV Properties in Operation" and, together with the Wholly Owned Properties in Operation, the "Properties in Operation"). The Company also has an ownership interest through unconsolidated joint ventures in 615 acres of developable land, substantially all of which is zoned for commercial use. The Company refers to the Wholly Owned Properties under Development and the Properties in Operation collectively as the "Properties."

The Company focuses on creating value for shareholders through increasing profitability and cash flow. With respect to its Properties in Operation, the Company endeavors to maintain high occupancy levels while maximizing rental rates and controlling costs. The Company pursues development opportunities that it believes will create value and yield acceptable returns. The Company also acquires properties that it believes will create long-term value, and disposes of properties that no longer fit within the Company's strategic objectives or in situations where it can optimize cash proceeds. The Company's strategy with respect to product and market selection is expected generally to favor industrial and metro-office properties and markets with strong demographic and economic fundamentals.

The Company's operating results depend primarily upon income from rental operations and are substantially influenced by rental demand for the Properties in Operation. During the year ended December 31, 2012, the Company operated in a national economic environment characterized by high unemployment, low growth in GDP and low interest rates. Although this low interest rate environment has created opportunity for the Company to refinance its maturing debt at lower and more attractive rates, the sluggish pace of economic activity has continued to put downward pressure on the rents for renewal and replacement leases. During the year ended December 31, 2012, the Company successfully leased 18.5 million square feet and attained occupancy of 92.5% for the Wholly Owned Properties in Operation and 90.2% for the JV Properties in Operation for a combined occupancy of 92.1% for the Properties in Operation as of that date. During the year ended December 31, 2012, straight line rents on renewal and replacement leases were on average 3.4% lower than rents on expiring leases. At December 31, 2011, occupancy for the Wholly Owned Properties in Operation was 91.9% and for the JV Properties in Operation was 88.7% for a combined occupancy for the Properties in Operation of 91.3%. The Company believes that average occupancy for its Properties in Operation will increase by 1% to 2% for 2013 compared to 2012. Furthermore, the Company believes that straight line rents on renewal and replacement leases for 2013 will on average be 2% to 7% lower than rents on expiring leases.

For the two-year period ended December 31, 2012, the Company was a net seller of properties. Proceeds from dispositions exceeded the cash paid for acquisitions by $180.0 million. For similar investment dollars, cash flow from suburban office properties sold is generally more than the cash flow generated from industrial properties acquired. Such transactions result in a reduction of net cash provided by operating activities.

### WHOLLY OWNED CAPITAL ACTIVITY

### Acquisitions

During the year ended December 31, 2012, the Company acquired 26 industrial properties and one office property for an aggregate purchase price of $211.9 million. These properties, which contain 4.3 million square feet of leaseable space, were 85.2% leased as of December 31, 2012. The Company also acquired nine parcels of land totaling 259 acres for $57.1 million. For 2013, the Company anticipates that wholly owned property acquisitions will range from $100 million to $200 million and believes that certain of the acquired properties will be either vacant or underleased.

**Dispositions**

Disposition activity allows the Company to, among other things, (1) reduce its holdings in certain markets and product types within a market consistent with the Company's strategy; (2) lower the average age of the portfolio; (3) optimize the cash proceeds from the sale of certain assets; and (4) obtain funds for investment activities. During the year ended December 31, 2012, the Company realized proceeds of $235.6 million from the sale of 50 operating properties representing 3.0 million square feet and 107 acres of land. For 2013, the Company anticipates that proceeds from wholly owned property dispositions will range from $150 million to $250 million.

**Development**

During the year ended December 31, 2012, the Company brought into service eight Wholly Owned Properties under Development representing 700,000 square feet and a Total Investment of $66.3 million. During the year ended December 31, 2012, the Company began construction on eight Wholly Owned Properties under Development with a projected Total Investment of $97.6 million. As of December 31, 2012, the Company had ten Wholly Owned Properties under Development, which are expected to comprise, upon completion, 3.4 million square feet and are expected to represent a Total Investment of $315.7 million, of which $248.6 million has been completed as of December 31, 2012. These Wholly Owned Properties under Development were 25.9% pre-leased as of December 31, 2012. Subsequent to December 31, 2012, the Company started the development of one built-to-suit office building. The building is expected to contain a total of 201,000 square feet of leasable space and represents an anticipated Total Investment of $54.6 million. For 2013, the Company anticipates that wholly owned development deliveries will total between $300 million and $400 million and that during 2013 it will commence development on properties with an expected aggregate Total Investment in a range from $300 million to $400 million.

"Total Investment" for a property is defined as the property's purchase price plus closing costs (in the case of acquisitions if vacant) and management's estimate, as determined at the time of acquisition, of the cost of necessary building improvements in the case of acquisitions, or land costs and land and building improvement costs in the case of development projects, and, where appropriate, other development costs and carrying costs.

## UNCONSOLIDATED JOINT VENTURE ACTIVITY

The Company periodically enters into unconsolidated joint venture relationships in connection with the execution of its real estate operating strategy.

**Acquisitions**

During the year ended December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest acquired any properties. The Company does not anticipate that any unconsolidated joint ventures in which the Company holds an interest will acquire any properties in 2013.

**Dispositions**

During the year ended December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest disposed of any properties. The Company does not anticipate that any unconsolidated joint ventures in which the Company holds an interest will dispose of any properties in 2013.

In October 2012, Blythe Valley JV Sarl, a joint venture in which the Company held an interest, defaulted on its mortgage loan. The mortgage loan was secured by all of the operating properties and land of the joint venture. In February 2013, the lender appointed a receiver, effectively taking control of the assets securing its loan. During the year ended December 31, 2012, the joint venture recorded an impairment charge, the Company's share of which was sufficient to bring the Company's investment in the joint venture to zero. The Company's share of this impairment charge was $4.6 million and is reflected in equity in (loss) earnings of unconsolidated joint ventures in the Company's consolidated statements of comprehensive income.

**Development**

During the year ended December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest brought any properties into service or began any development activities. As of December 31, 2012, none of the unconsolidated joint ventures in which the Company held an interest had any properties under development. The Company does not anticipate that any unconsolidated joint ventures in which the Company holds an interest will bring any development properties into service or begin any development activities in 2013.

## Forward-Looking Statements

When used throughout this report, the words "believes," "anticipates," "estimates" and "expects" and similar expressions are intended to identify forward-looking statements. Such statements indicate that assumptions have been used that are subject to a number of risks and uncertainties that could cause actual financial results or management plans and objectives to differ materially from those projected or expressed herein, including: the effect of national and regional economic conditions; rental demand; the Company's ability to identify, and enter into agreements with suitable joint venture partners in situations where it believes such arrangements are advantageous; the Company's ability to identify and secure additional properties and sites, both for itself and the joint ventures to which it is a party, that meet its criteria for acquisition or development; the availability and cost of capital; the effect of prevailing market interest rates; risks related to the integration of the operations of entities that we have acquired or may acquire; risks related to litigation; and other risks described from time to time in the Company's filings with the SEC. Given these uncertainties, readers are cautioned not to place undue reliance on such statements.

## Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The preparation of these financial statements requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases these estimates, judgments and assumptions on historical experience and on other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies discussion reflects what the Company believes are the more significant estimates, assumptions and judgments used in the preparation of its Consolidated Financial Statements. This discussion of critical accounting policies is intended to supplement the description of the accounting policies in the footnotes to the Company's Consolidated Financial Statements and to provide additional insight into the information used by management when evaluating significant estimates, assumptions and judgments. For further discussion of our significant accounting policies, see Note 2 to the Consolidated Financial Statements included in this report.

## Capitalized Costs

Acquisition costs related to the purchase of vacant operating properties and land are capitalized and included in net real estate. Acquisition costs related to the purchase of operating properties with in-place tenants are expensed as incurred. Acquisition-related expenses for the years ended December 31, 2012, 2011 and 2010 were $2.9 million, $2.6 million and $295,000, respectively.

Expenditures directly related to the improvement of real estate, including interest and other costs capitalized on development projects and land being readied for development, are included in net real estate and are stated at cost. The Company considers a development property substantially complete upon the completion of tenant build-out, but no later than one year after the completion of major construction activity. These capitalized costs include pre-construction costs essential to the development of the property, construction costs, interest costs, real estate taxes, development related compensation and other costs incurred during the period of development. The determination to capitalize rather than expense costs requires the Company to evaluate the status of the development activity. The total of capitalized compensation costs directly related to the development of property for the years ended December 31, 2012, 2011 and 2010 was $2.1 million, $1.3 million and $489,000, respectively.

Certain employees of the Company are compensated for leasing services related to the Company's properties. The compensation directly related to signed leases is capitalized and amortized as a deferred leasing cost. The total of this capitalized compensation was $2.4 million, $2.1 million and $2.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Capitalized interest for the years ended December 31, 2012, 2011 and 2010 was $9.9 million, $3.0 million and $929,000, respectively.

## Revenue Recognition

Rental revenue is recognized on a straight line basis over the terms of the respective leases. Deferred rent receivable represents the amount by which straight line rental revenue exceeds rents currently billed in accordance with the lease agreements. Above-market and below-market lease values for acquired properties are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease. The capitalized above or below-market lease values are amortized as a component of rental revenue over the remaining term of the respective leases and any bargain renewal option periods, where appropriate.

**Allowance for Doubtful Accounts**

The Company continually monitors the liquidity and creditworthiness of its tenants. Based on these reviews, provisions are established, and an allowance for doubtful accounts for estimated losses resulting from the inability of its tenants to make required rental payments is maintained. As of December 31, 2012 and 2011, the Company's allowance for doubtful accounts totaled $7.0 million and $7.5 million, respectively. The Company had bad debt expense of $540,000 and $3.9 million for the years ended December 31, 2012 and 2010, respectively, as well as a net recovery of bad debts of $1.9 million for the year ended December 31, 2011.

**Impairment of Real Estate**

The Company evaluates its real estate investments upon the occurrence of significant adverse changes in operations to assess whether any impairment indicators are present that could affect the recovery of the recorded value. Indicators the Company uses to determine whether an impairment evaluation is necessary include the low occupancy level of the property, holding period for the property, strategic decisions regarding future development plans for a property under development and land held for development and other market factors. If impairment indicators are present, the Company performs an undiscounted cash flow analysis and compares the net carrying amount of the property to the property's estimated undiscounted future cash flow over the anticipated holding period. The Company assesses the expected undiscounted cash flows based upon a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, current market rental rates, changes in market rental rates, operating costs, capitalization rates and holding periods. For these assumptions, the Company considers its experience and historical performance in the various markets and data provided by market research organizations. If any real estate investment is considered impaired, the carrying value of the property is written down to its estimated fair value. Fair value is estimated based on the discounting of future expected cash flows at a risk adjusted interest rate. During the years ended December 31, 2012, 2011 and 2010, the Company recognized impairment losses of $2.3 million, $7.8 million and $1.0 million, respectively. The determination of whether an impairment exists requires the Company to make estimates, judgments and assumptions about the future cash flows.

**Intangibles**

The Company allocates the purchase price of real estate acquired to land, building and improvements and intangibles based on the fair value of each component. The value ascribed to in-place leases is based on the rental rates for the existing leases compared to the Company's estimate of the fair market lease rates for leases of similar terms and present valuing the difference based on an interest rate which reflects the risks associated with the leases acquired. Origination values are also assigned to in-place leases, and, where appropriate, value is assigned to customer relationships. Origination cost estimates include the costs to execute leases with terms similar to the remaining lease terms of the in-place leases, including leasing commissions, legal and other related expenses. Additionally, the Company estimates carrying costs during the expected lease-up periods including real estate taxes, other operating expenses and lost rentals at contractual rates. Such amounts are also included in origination costs. The Company depreciates the amounts allocated to building and improvements over 40 years. The amounts allocated to the intangible relating to in-place leases, which are included in deferred financing and leasing costs or in other liabilities in the accompanying consolidated balance sheets, are amortized to rental income for market rental rate differences and to depreciation and amortization for origination costs on a straight line basis over the remaining term of the related leases. In the event that a tenant terminates its lease, the unamortized portion of the intangible is written off.

**Investments in Unconsolidated Joint Ventures**

The Company analyzes its investments in joint ventures to determine if the joint venture is considered a variable interest entity and would require consolidation. The Company accounts for its investments in unconsolidated joint ventures using the equity method of accounting as the Company exercises significant influence over, but does not control, these entities. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

Management estimated the fair value of its ownership interest in the joint ventures considering the estimated fair value of the real estate assets owned by the joint ventures and the related indebtedness as well as the working capital assets and liabilities of the joint ventures and the terms of the related joint venture agreements. The Company's estimates of fair value of the real estate assets are based on a discounted cash flow analysis incorporating a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, current market rental rates, changes in market rental rates, operating costs, capitalization rates, holding periods and discount rates. For these assumptions, the Company considered its experience and historical performance in the various markets and data provided by market research organizations. In assessing whether an impairment is other-than-temporary, the Company considers several factors. The longevity and severity of the impairment are considered as well as the expected time for recovery of value to occur, if ever.

The Company determined that one investment in a joint venture had an other-than-temporary impairment of $683,000 during the year ended December 31, 2012. No impairment losses on the Company's investments in unconsolidated joint ventures were recognized during the years ended December 31, 2011 or 2010.

During the year ended December 31, 2012 the Blythe Valley JV Sarl joint venture recorded an impairment charge, the Company's share of which was sufficient to bring the Company's investment in the joint venture to zero. The Company's share of this impairment charge was $4.6 million and is reflected in equity in (loss) earnings of unconsolidated joint ventures in the Company's consolidated statements of income.

The Kings Hill Unit Trust joint venture is in technical, non-monetary default of its mortgage loan. Discussions with the lender regarding remedies are ongoing.

**Results of Operations**

The following discussion is based on the consolidated financial statements of the Company. It compares the results of operations of the Company for the year ended December 31, 2012 with the results of operations of the Company for the year ended December 31, 2011, and the results of operations of the Company for the year ended December 31, 2011 with the results of operations of the Company for the year ended December 31, 2010. As a result of the varying levels of development, acquisition and disposition activities by the Company in 2012, 2011 and 2010, the overall operating results of the Company during such periods are not directly comparable. However, certain data, including the Same Store (as defined below) comparison, do lend themselves to direct comparison.

This information should be read in conjunction with the accompanying consolidated financial statements and notes included elsewhere in this report.

**Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011**

**Overview**

The Company's average gross investment in operating real estate owned for the year ended December 31, 2012 increased to $4,916.4 million from $4,455.3 million for the year ended December 31, 2011. This increase in operating real estate resulted in increases in rental revenue, operating expense reimbursement, rental property operating expenses, real estate taxes and depreciation and amortization. Rental property operating expenses include utilities, insurance, janitorial, landscaping, snow removal and other costs necessary to maintain a property.

Total operating revenue increased to $685.6 million for the year ended December 31, 2012 from $663.2 million for the year ended December 31, 2011. This $22.4 million increase was primarily due to an increase in average gross investment in operating real estate, an increase in occupancy and an increase in termination fees, which totaled $3.7 million for the year ended December 31, 2012 as compared to $3.0 million for the year ended December 31, 2011. These increases were partially offset by decreases in rental rates. Changes in occupancy and rental rates are detailed below in "Same Store." Termination Fees are fees that the Company agrees to accept in consideration for permitting certain tenants to terminate their leases prior to the contractual expiration date. Termination Fees are included in rental revenue and if a property is sold or held for sale, related termination fees are included in discontinued operations. See "Other" below.

**Segments**

The Company evaluates the performance of the Wholly Owned Properties in Operation in terms of net operating income by reportable segment (see Note 19 to the Company's financial statements for a reconciliation of this measure to net income). Net operating income includes operating revenue from external customers, real estate taxes, amortization of lease transaction costs and other operating expenses which relate directly to the management and operation of the assets within each reportable segment. The following table identifies changes in reportable segments (dollars in thousands):

Reportable Segment Net Operating Income:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | PERCENTAGE INCREASE (DECREASE) | |
|---|---|---|---|---|
| Northeast | | | | |
| – Southeastern PA | $ 98,729 | $ 101,982 | (3.2%) | |
| – Lehigh/Central PA | 65,566 | 64,786 | 1.2% | |
| – Other | 31,711 | 35,017 | (9.4%) | |
| Central | 63,765 | 68,114 | (6.4%) | |
| South | 126,281 | 132,703 | (4.8%) | |
| Metro | 23,435 | 19,370 | 21.0% | (1) |
| United Kingdom | (257) | (179) | 43.6% | |
| Total reportable segment net operating income | $ 409,230 | $ 421,793 | (3.0%) | |

(1) The change was primarily due to an increase in average gross investment in operating real estate.

**Same Store**

Property level operating income, exclusive of Termination Fees, for the Same Store properties decreased to $450.3 million for the year ended December 31, 2012 from $453.8 million for the year ended December 31, 2011, on a straight line basis (which recognizes rental revenue evenly over the life of the lease), and decreased to $447.1 million for the year ended December 31, 2012 from $448.2 million for the year ended December 31, 2011 on a cash basis.

The same store results were affected by one-time reductions in certain operating expense items during the year ended December 31, 2011 that did not recur during the same period in 2012, decreases in cash and straight line rental rates and an increase in occupancy. The following details the Same Store occupancy and rental rates for the respective periods:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 |
|---|---|---|
| Average occupancy % | 93.1% | 91.9% |
| Average rental rate - cash basis (1) | $ 8.30 | $ 8.39 |
| Average rental rate - straight line basis (2) | $ 12.01 | $ 12.04 |

(1) Represents the average contractual rent per square foot for the year ended December 31, 2012 or 2011 for tenants in occupancy in the Same Store properties. Cash rent does not include the tenant's obligation to pay property operating expenses and real estate taxes. If a tenant was within a free rent period at December 31, 2012 or 2011 its rent would equal zero for purposes of this metric.

(2) Straight line rent and operating expense reimbursement represents the average straight line rent including operating expense recoveries per square foot for the year ended December 31, 2012 or 2011 for tenants in occupancy in the Same Store properties.

Management generally considers the performance of the Same Store properties to be a useful financial performance measure because the results are directly comparable from period to period. Management further believes that the performance comparison should exclude Termination Fees since they are more event-specific and are not representative of ordinary performance results. In addition, Same Store property level operating income and Same Store cash basis property level operating income exclusive of Termination Fees is considered by management to be a more reliable indicator of the portfolio's baseline performance. The Same Store properties consist of the 526 properties totaling approximately 58.0 million square feet owned on January 1, 2011. Acquisitions and completed development during the years ended December 31, 2011 and 2012 are excluded from the Same Store properties. Properties obtained through acquisition and completed development are included in Same Store when they have been purchased in the case of acquisitions, and are stabilized in the case of completed development, prior to the beginning of the earliest year presented in the comparison. The 62 properties sold during 2011 and the 50 properties sold during 2012 are also excluded.

Set forth below is a schedule comparing the property level operating income, on a straight line basis and on a cash basis, for the Same Store properties for the years ended December 31, 2012 and 2011. Same Store property level operating income and cash basis property level operating income are non-US GAAP measures and do not represent income before gain on property dispositions, income taxes and equity in (loss) earnings of unconsolidated joint ventures because they do not reflect the consolidated operations of the Company. Investors should review Same Store results, along with Funds from operations (see "Liquidity and Capital Resources" below), US GAAP net income and cash flow from operating activities, investing activities and financing activities when considering the Company's operating performance. Also set forth below is a reconciliation of Same Store property level operating income and cash basis property level operating income to net income (in thousands).

| | Year Ended | |
|---|---|---|
| | December 31, 2012 | December 31, 2011 |
| **Same Store:** | | |
| Rental revenue | $ 454,194 | $ 457,219 |
| Operating expenses: | | |
| Rental property expense | 130,815 | 127,238 |
| Real estate taxes | 72,658 | 73,841 |
| Operating expense recovery | (199,621) | (197,619) |
| Unrecovered operating expenses | 3,852 | 3,460 |
| Property level operating income | 450,342 | 453,759 |
| Less straight line rent | 3,266 | 5,519 |
| Cash basis property level operating income | $ 447,076 | $ 448,240 |
| **Reconciliation of non-GAAP financial measure – Same Store:** | | |
| Cash basis property level operating income | $ 447,076 | $ 448,240 |
| Straight line rent | 3,266 | 5,519 |
| Property level operating income | 450,342 | 453,759 |
| Property level operating income - properties purchased or developed subsequent to January 1, 2011 | 18,055 | 3,704 |
| Termination fees | 3,666 | 3,035 |
| General and administrative expense | (64,730) | (59,367) |
| Depreciation and amortization expense | (165,628) | (156,242) |
| Other income (expense) | (110,341) | (112,329) |
| Gain on property dispositions | 4,123 | 5,025 |
| Income taxes | (976) | (1,020) |
| Equity in (loss) earnings of unconsolidated joint ventures | (681) | 3,496 |
| Discontinued operations (1) | 13,921 | 70,649 |
| Net income | $ 147,751 | $ 210,710 |

(1) Includes Termination Fees of $644,000 and $602,000 for the years ended December 31, 2012 and 2011, respectively.

### General and Administrative

General and administrative expenses increased to $64.7 million for the year ended December 31, 2012 compared to $59.4 million for the year ended December 31, 2011. These increases were primarily due to increases in compensation, the writeoff of costs for canceled projects and costs associated with operating initiatives. General and administrative expenses include salaries, wages and incentive compensation for general and administrative staff along with related costs, consulting, marketing, public company expenses, costs associated with the acquisition of properties and other general and administrative costs.

### Depreciation and Amortization

Depreciation and amortization increased to $165.6 million for the year ended December 31, 2012 from $156.2 million for the year ended December 31, 2011. This increase was primarily due to the increased investment in operating real estate.

### Interest Expense

Interest expense decreased to $119.6 million for the year ended December 31, 2012 from $120.7 million for the year ended December 31, 2011. This decrease was primarily due to a decrease in the weighted average interest rate to 5.3% for the year ended December 31, 2012 from 5.8% for the year ended December 31, 2011. This was partially offset by the increase in the average debt outstanding to $2,425.1 million for the year ended December 31, 2012 from $2,214.9 million for the year ended December 31, 2011. The decrease was also partially due to an increase in interest capitalized during the year ended December 31, 2012 due to an increase in development activity.

Interest expense allocated to discontinued operations for the year ended December 31, 2012 and 2011 was $3.5 million and $10.3 million, respectively. This decrease was due to the level of dispositions in 2012 compared to 2011.

**Equity in (Loss) Earnings of Unconsolidated Joint Ventures**

Equity in (loss) earnings of unconsolidated joint ventures decreased to a loss of $681,000 for the year ended December 31, 2012 from income of $3.5 million for the year ended December 31, 2011. This decrease was primarily due to an impairment charge in the Blythe Valley JV Sarl joint venture during the year ended December 31, 2012, the Company's share of which was $4.6 million.

**Other**

Gain on property dispositions decreased to $4.1 million for the year ended December 31, 2012 from $5.0 million for the year ended December 31, 2011.

Income from discontinued operations decreased to $13.9 million for the year ended December 31, 2012 from $70.6 million for the year ended December 31, 2011. This decrease was primarily due to a decrease in gains recognized on sales which were $11.4 million for the year ended December 31, 2012 and $60.6 million for the year ended December 31, 2011.

As a result of the foregoing, the Company's net income decreased to $147.8 million for the year ended December 31, 2012 from $210.7 million for the year ended December 31, 2011.

**Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010**

**Overview**

The Company's average gross investment in operating real estate owned for the year ended December 31, 2011 increased to $4,455.3 million from $4,336.6 million for the year ended December 31, 2010. This increase in operating real estate resulted in increases in rental revenue, operating expense reimbursement, real estate taxes and depreciation and amortization. Despite the increase in operating real estate, rental property operating expenses decreased due to one-time reductions in certain operating expenses in 2011. Rental property operating expenses include utilities, insurance, janitorial, landscaping, snow removal and other costs necessary to maintain a property.

Total operating revenue increased to $663.2 million for the year ended December 31, 2011 from $652.0 million for the year ended December 31, 2010. This $11.2 million increase was primarily due to the increase in investment in operating real estate. This increase was partially offset by a decrease in rental rates and termination fees, which totaled $3.0 million for the year ended December 31, 2011 as compared to $5.2 million for the year ended December 31, 2010. Changes in occupancy and rental rates are detailed below in "Same Store." Termination Fees are included in rental revenue and if a property is sold or held for sale related termination fees are included in discontinued operations. See "Other" below.

**Segments**

The Company evaluates the performance of the Wholly Owned Properties in Operation in terms of net operating income by reportable segment (see Note 19 to the Company's financial statements for a reconciliation of this measure to net income). The following table identifies changes in reportable segments (dollars in thousands):

Reportable Segment Net Operating Income:

| | Year Ended December 31, 2011 | 2010 | PERCENTAGE INCREASE (DECREASE) |
|---|---|---|---|
| Northeast | | | |
| – Southeastern PA | $ 101,982 | $ 108,593 | (6.1%) |
| – Lehigh/Central PA | 64,786 | 66,632 | (2.8%) |
| – Other | 35,017 | 37,234 | (6.0%) |
| Central | 68,114 | 70,386 | (3.2%) |
| South | 132,703 | 136,135 | (2.5%) |
| Metro | 19,370 | 20,713 | (6.5%) |
| United Kingdom | (178) | 243 | (173.3%) |
| Total reportable segment net operating income | $ 421,794 | $ 439,936 | (4.1%) |

**Same Store**

Property level operating income, exclusive of Termination Fees, for the Prior Year Same Store properties increased to $464.4 million for the year ended December 31, 2011 from $459.6 million for the year ended December 31, 2010, on a straight line basis, and increased to $460.1 million for the year ended December 31, 2011 from $446.7 million for the year ended December 31, 2010 on a cash basis.

The same store results were affected by one-time reductions in certain operating expense items during the year ended December 31, 2011 that did not occur during the same period in 2010, decreases in cash and straight line rental rates and an increase in occupancy. The following details the Same Store occupancy and rental rates for the respective periods:

| | Year Ended December 31, 2011 | 2010 |
|---|---|---|
| Average occupancy % | 91.3% | 90.0% |
| Average rental rate - cash basis [(1)] | $ 8.50 | $ 8.51 |
| Average rental rate - straight line basis [(2)] | $ 12.58 | $ 12.68 |

(1) Represents the average contractual rent per square foot for the year ended December 31, 2011 or 2010 for tenants in occupancy in Prior Year Same Store properties. Net rent does not include the tenant's obligation to pay property operating expenses and real estate taxes. If a tenant was within a free rent period its rent would equal zero for purposes of this metric.

(2) Straight line rent and operating expense reimbursement represents the average straight line rent including operating expense recoveries per square foot for the year ended December 31, 2011 or 2010 for tenants in occupancy in the Prior Year Same Store properties.

Management generally considers the performance of the Prior Year Same Store properties to be a useful financial performance measure because the results are directly comparable from period to period. Management further believes that the performance comparison should exclude Termination Fees since they are more event specific and are not representative of ordinary performance results. In addition, Prior Year Same Store property level operating income and Prior Year Same Store cash basis property level operating income exclusive of Termination Fees are considered by management to be more reliable indicators of the portfolio's baseline performance. The Prior Year Same Store properties consist of the 568 properties totaling approximately 59.5 million square feet owned on January 1, 2010. Acquisitions and completed development during the years ended December 31, 2010 and 2011 are excluded from the Same Store properties. Properties obtained through acquisition and completed development are included in Same Store when they have been purchased in the case of acquisitions, and are stabilized in the case of completed development, prior to the beginning of the earliest year presented in the comparison. The 10 properties sold during 2010 and the 62 properties sold during 2011 are also excluded.

Set forth below is a schedule comparing the property level operating income, on a straight line basis and on a cash basis, for the Prior Year Same Store properties for the years ended December 31, 2011 and 2010. Prior Year Same Store property level operating income and Prior Year Same Store cash basis property level operating income are non-GAAP measures and do not represent income before property dispositions, income taxes and equity in earnings of unconsolidated joint ventures because they do not reflect the consolidated operations of the Company. Investors should review Prior Year Same Store results, along with Funds from operations (see "Liquidity and Capital Resources" section), GAAP net income and net cash flow from operating activities, investing activities and financing activities when considering the Company's operating performance. Also, set forth below is a reconciliation of Prior Year Same Store property level operating income to net income (in thousands).

| | Year Ended | |
|---|---|---|
| | December 31, 2011 | December 31, 2010 |
| **Prior Year Same Store:** | | |
| Rental revenue | $ 470,426 | $ 473,380 |
| Operating expenses: | | |
| Rental property expense | 137,323 | 142,701 |
| Real estate taxes | 77,242 | 77,372 |
| Operating expense recovery | (208,575) | (206,312) |
| Unrecovered operating expenses | 5,990 | 13,761 |
| Property level operating income | 464,436 | 459,619 |
| Less straight line rent | 4,346 | 12,953 |
| Cash basis property level operating income | $ 460,090 | $ 446,666 |
| **Reconciliation of non-GAAP financial measure – Prior Year Same Store:** | | |
| Cash basis property level operating income | $ 460,090 | $ 446,666 |
| Straight line rent | 4,346 | 12,953 |
| Property level operating income | 464,436 | 459,619 |
| Property level operating income - properties purchased or developed subsequent to January 1, 2010 | 13,589 | 8,686 |
| Less: Property level operating income - properties held for sale at December 31, 2011 | (18,350) | (20,124) |
| Less: Property level operating income – 2012 discontinued operations | (2,212) | (2,518) |
| Termination fees | 3,035 | 5,151 |
| General and administrative expense | (59,367) | (52,747) |
| Depreciation and amortization expense | (156,242) | (149,457) |
| Other income (expense) | (112,329) | (123,268) |
| Gain on property dispositions | 5,025 | 4,238 |
| Income taxes | (1,020) | (1,736) |
| Equity in earnings of unconsolidated joint ventures | 3,496 | 2,296 |
| Discontinued operations at December 31, 2011 (1) | 70,839 | 23,373 |
| 2012 discontinued operations | (190) | (138) |
| Net income | $ 210,710 | $ 153,375 |

(1) Includes Termination Fees of $602,000 and $1.4 million for the years ended December 31, 2011 and 2010, respectively.

**General and Administrative**

General and administrative expenses increased to $59.4 million for the year ended December 31, 2011 from $52.7 million for the year ended December 31, 2010. This increase was primarily due to increases in performance-related personnel costs and increases in acquisition-related expenses. General and administrative expenses include salaries, wages and incentive compensation for general and administrative staff along with related costs, consulting, marketing, public company expenses, costs associated with the acquisition of properties and other general and administrative costs.

**Depreciation and Amortization**

Depreciation and amortization increased to $156.2 million for the year ended December 31, 2011 from $149.5 million for the year ended December 31, 2010. The increase was primarily due to the increased investment in operating real estate.

### Interest Expense

Interest expense decreased to $120.7 million for the year ended December 31, 2011 from $133.0 million for the year ended December 31, 2010. This decrease was primarily due to a decrease in the average debt outstanding, which was $2,214.9 million for the year ended December 31, 2011, compared to $2,354.7 million for the year ended December 31, 2010 as well as a decrease in the weighted average interest rate to 5.8% for the year ended December 31, 2011 from 6.2% for the year ended December 31, 2010. The decrease was also partially due to an increase in interest capitalized during the year ended December 31, 2011 due to an increase in development activity.

Interest expense allocated to discontinued operations for the years ended December 31, 2011 and 2010 was $10.3 million and $16.8 million, respectively. This decrease was due to the level of dispositions in 2011 compared to 2010.

### Other

Gain on property dispositions increased to $5.0 million for the year ended December 31, 2011 from $4.2 million for the year ended December 31, 2010.

Income from discontinued operations increased to $70.6 million from $23.2 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was due to an increase in gains recognized on sales which were $60.6 million for the year ended December 31, 2011 compared to $6.9 million for the year ended December 31, 2010.

As a result of the foregoing, the Company's net income increased to $210.7 million for the year ended December 31, 2011 from $153.4 million for the year ended December 31, 2010.

### Liquidity and Capital Resources

*Overview*

The Company seeks to maintain a conservative balance sheet and pursue a strategy of financial flexibility. The Company expects to expend $200 million to $300 million to fund its investment in development properties in 2013. The Company's 2013 debt maturities total approximately $9.9 million. The Company anticipates that it will invest $100 million to $200 million in acquisitions in 2013. The Company expects to realize approximately $150 million to $250 million in proceeds from asset sales in 2013. The Company believes that proceeds from asset sales, its available cash, borrowing capacity from its Credit Facility (as defined below) and its other sources of capital including the public debt and equity markets will provide it with sufficient funds to satisfy these obligations.

*Activity*

As of December 31, 2012, the Company had cash and cash equivalents of $71.5 million, including $33.1 million in restricted cash.

Net cash provided by operating activities decreased to $317.2 million for the year ended December 31, 2012 from $317.7 million for the year ended December 31, 2011. Decreases in cash flows from operating activities relating to the timing of dispositions and acquisitions during 2012 were offset by fluctuations in operating assets and liabilities. Net cash flow provided by operating activities is the primary source of liquidity to fund dividends to shareholders and for recurring capital expenditures and leasing transaction costs for the Company's Wholly Owned Properties in Operation.

Net cash used in investing activities was $312.7 million for the year ended December 31, 2012 compared to $56.2 million for the year ended December 31, 2011. This $256.5 million increase primarily resulted from a decrease in proceeds from dispositions of properties and land as well as an increase in cash used for development activities.

Net cash provided by financing activities was $12.7 million for the year ended December 31, 2012 compared to net cash used in financing activities of $351.5 million for the year ended December 31, 2011. This $364.2 million change was primarily due to the net changes in the Company's debt during the respective periods which is reflective of the redemption of preferred units during 2012 and the disposition activity described above. Net cash provided by financing activities includes proceeds from the issuance of equity and debt, net of debt repayments, equity repurchases and shareholder distributions.

The Company funds its development activities and acquisitions with long-term capital sources and proceeds from the disposition of properties. For the year ended December 31, 2012, a portion of these activities were funded through an unsecured $500 million credit facility. The Company has maintained an unsecured credit facility throughout 2010, 2011 and 2012. During that period the Company has replaced, restated and amended its credit facility to address due dates and changes in borrowing costs. As replaced, restated and amended these credit facilities are referred to below as the "Credit Facility." The interest rate on borrowings under the Credit Facility fluctuates based upon ratings from Moody's Investors Service, Inc., Standard and Poor's Ratings Group and

Fitch, Inc. It matures in November 2015 and has a one year extension option at the Company's option, subject to the payment of a stated fee. Based upon the Company's current credit ratings, borrowings under the facility currently bear interest at LIBOR plus 107.5 basis points.

The Company uses debt financing to lower its overall cost of capital in an attempt to increase the return to shareholders. The Company staggers its debt maturities and maintains debt levels it considers to be prudent. In determining its debt levels, the Company considers various financial measures including the debt to gross assets ratio and the fixed charge coverage ratio. As of December 31, 2012, the Company's debt to gross assets ratio was 41.9% and for the year ended December 31, 2012, the fixed charge coverage ratio was 3.1x. Debt to gross assets equals total long-term debt and borrowings under the Credit Facility divided by total assets plus accumulated depreciation. The fixed charge coverage ratio equals income from continuing operations before property dispositions, including operating activity from discontinued operations, plus interest expense and depreciation and amortization, divided by interest expense, including capitalized interest, plus distributions on preferred units.

As of December 31, 2012, $302.9 million in mortgage loans and $2,262.5 million in unsecured notes were outstanding with a weighted average interest rate of 5.2%. The interest rates on $2,549.4 million of mortgage loans and unsecured notes are fixed and range from 3.0% to 7.5%. The weighted average remaining term for the mortgage loans and unsecured notes is 6.1 years.

The Company's contractual obligations, as of December 31, 2012, are as follows (in thousands):

| | PAYMENTS DUE BY PERIOD | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations (2)** | **TOTAL** | **LESS THAN 1 YEAR** | **1-3 YEARS** | **3-5 YEARS** | **MORE THAN 5 YEARS** |
| Long-term debt (1) | $3,313,842 | $ 125,389 | $ 869,983 | $ 943,056 | $ 1,375,414 |
| Land purchase obligations | 33,965 | 28,421 | 3,298 | 410 | 1,836 |
| Operating lease obligations | 6,998 | 725 | 598 | 571 | 5,104 |
| Share of debt of unconsolidated joint ventures (1) | 363,756 | 20,477 | 135,130 | 96,959 | 111,190 |
| Tenant contractual obligations | 27,254 | 22,093 | 1,472 | 2,818 | 871 |
| Share of tenant contractual obligations of unconsolidated joint ventures | 1,574 | 1,574 | — | — | — |
| Letter of credit | 4,864 | 4,680 | 184 | — | — |
| Share of letter of credit of unconsolidated joint ventures | 1,250 | 1,250 | — | — | — |
| Land improvement commitments | 4,515 | 4,515 | — | — | — |
| Development in progress | 59,479 | 59,301 | 178 | — | — |
| Development commitment | 54,600 | 36,400 | 18,200 | — | — |
| Total | $3,872,097 | $ 304,825 | $ 1,029,043 | $ 1,043,814 | $ 1,494,415 |

(1) Includes principal and interest payments. Interest payments assume Credit Facility borrowings and interest rates remain at the December 31, 2012 level until maturity.

(2) The Company is committed to develop approximately 500,000 square feet of buildings at the Navy Yard Corporate Center in Philadelphia from 2013 through 2019.

## General

The Company believes that its existing sources of capital will provide sufficient funds to finance its continued development and acquisition activities. The Company's existing sources of capital include the public debt and equity markets, proceeds from secured financing of properties, proceeds from property dispositions, equity capital from joint venture partners and net cash provided by operating activities. Additionally, the Company expects to incur variable rate debt, including borrowings under the Credit Facility, from time to time.

In April 2010, the Company repaid $119.3 million of mortgage loans. The weighted average interest rate of these loans as of March 31, 2010 was 7.3%.

In August 2010, the Company repaid $169.7 million of 8.50% senior notes due August 2010.

In September 2010, the Company issued $350 million of ten-year, 4.75% senior notes. The net proceeds from this issuance were used to repay borrowings under the Credit Facility and for general corporate purposes.

In March 2011, the Company used proceeds from the Credit Facility together with available cash on hand to repay $246.5 million principal value of 7.25% senior notes.

In February 2012, the Company closed on a mortgage with $45.0 million of available funds bearing interest at 4.84%. As of December 31, 2012, there was $34.6 million outstanding on this loan. The net proceeds from this mortgage were used for construction costs on a property under development.

In June 2012, the Company issued $400 million of 4.125% senior unsecured notes due 2022. The net proceeds from this issuance were used to repay borrowings under the Company's unsecured credit facility and for general corporate purposes.

In August 2012, the Company used proceeds from its unsecured credit facility together with available cash on hand to repay $230.1 million of 10-year, 6.375% senior unsecured notes due August 2012.

In December 2012, the Company issued $300 million of 3.375% senior unsecured notes due 2023. The net proceeds from this issuance were used to repay borrowings under the Company's unsecured credit facility and for general corporate purposes.

The Company's annual Common Share dividend paid was $1.90 per share in 2012, 2011 and 2010.

The Company has an effective S-3 shelf registration statement on file with the SEC pursuant to which the Trust and the Operating Partnership may issue an unlimited amount of equity securities and debt securities.

**Off-Balance Sheet Arrangements**

As of December 31, 2012, the Company had investments in and advances to unconsolidated joint ventures totaling $169.0 million (see Note 8 to the Company's Consolidated Financial Statements included in this report).

**Calculation of Funds from Operations**

The National Association of Real Estate Investment Trusts ("NAREIT") has issued a standard definition for Funds from operations (as defined below). The SEC has agreed to the disclosure of this non-GAAP financial measure on a per share basis in its Release No. 34-47226, Conditions for Use of Non-GAAP Financial Measures. The Company believes that the calculation of Funds from operations is helpful to investors and management as it is a measure of the Company's operating performance that excludes depreciation and amortization and gains and losses from operating property dispositions. As a result, year over year comparison of Funds from operations reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, providing perspective not immediately apparent from net income. In addition, management believes that Funds from operations provides useful information to the investment community about the Company's financial performance when compared to other REITs since Funds from operations is generally recognized as the standard for reporting the operating performance of a REIT. Funds from operations available to common shareholders is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations available to common shareholders does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from operations available to common shareholders also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Historically the Company included impairment charges in this computation. However, excluding impairment charges from the computation of Funds from operations is consistent with NAREIT's reaffirmation in November 2011 of its July 2000 guidance on NAREIT-defined Funds from Operations, which indicated that impairment write-downs of depreciable real estate should be excluded in the computation of Funds from operations. Accordingly, Funds from operations have been restated for prior periods.

Funds from operations ("FFO") available to common shareholders for the year ended December 31, 2012, 2011, and 2010 are as follows (in thousands, except per share amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Reconciliation of net income to FFO - basic:** | | | |
| **Net income available to common shareholders** | $137,436 | $183,999 | $127,762 |
| **Basic - income available to common shareholders** | 137,436 | 183,999 | 127,762 |
| ***Basic - income available to common shareholders per weighted average share*** | *$ 1.18* | *$ 1.60* | *$ 1.13* |
| *Adjustments:* | | | |
| Depreciation and amortization of unconsolidated joint ventures | 14,152 | 14,452 | 14,927 |
| Depreciation and amortization | 164,615 | 168,435 | 171,682 |
| Gain on property dispositions | (7,589) | (61,198) | (6,669) |
| Noncontrolling interest share in addback for depreciation and amortization and gain on property dispositions | (5,286) | (3,926) | (6,009) |
| **Funds from operations available to common shareholders – basic** | $303,328 | $301,762 | $301,693 |
| ***Basic Funds from operations available to common shareholders per weighted average share*** | *$ 2.60* | *$ 2.63* | *$ 2.67* |
| **Reconciliation of net income to FFO - diluted:** | | | |
| **Net income available to common shareholders** | $137,436 | $183,999 | $127,762 |
| **Diluted - income available to common shareholders** | 137,436 | 183,999 | 127,762 |
| ***Diluted - income available to common shareholders per weighted average share*** | *$ 1.17* | *$ 1.59* | *$ 1.12* |
| *Adjustments:* | | | |
| Depreciation and amortization of unconsolidated joint ventures | 14,152 | 14,452 | 14,927 |
| Depreciation and amortization | 164,615 | 168,435 | 171,682 |
| Gain on property dispositions | (7,589) | (61,198) | (6,669) |
| Noncontrolling interest less preferred share distributions | 4,378 | 6,153 | 4,436 |
| **Funds from operations available to common shareholders - diluted** | $312,992 | $311,841 | $312,138 |
| ***Diluted Funds from operations available to common shareholders per weighted average share*** | *$ 2.58* | *$ 2.61* | *$ 2.66* |
| **Reconciliation of weighted average shares:** | | | |
| Weighted average common shares - all basic calculations | 116,863 | 114,755 | 112,924 |
| Dilutive shares for long term compensation plans | 831 | 748 | 682 |
| Diluted shares for net income calculations | 117,694 | 115,503 | 113,606 |
| Weighted average common units | 3,760 | 3,869 | 3,947 |
| Diluted shares for Funds from operations calculations | 121,454 | 119,372 | 117,553 |

## Inflation

Inflation has remained relatively low in recent years, and as a result, it has not had a significant impact on the Company during this period. To the extent an increase in inflation would result in increased operating costs, such as insurance, real estate taxes and utilities, the majority of the tenants' leases require the tenants to absorb these costs as part of their rental obligations. In addition, inflation also may have the effect of increasing market rental rates.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about the Company's risk management includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the results discussed in the forward-looking statements.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued interest, dividends and distributions payable and other liabilities are reasonable estimates of fair value because of the short-term nature of these instruments. The fair value of the Company's long-term debt, which is based on estimates by management and on rates quoted on December 31, 2012 for comparable loans, is greater than the aggregate carrying value by approximately $335.1 million at December 31, 2012.

The Company's primary market risk exposure is to changes in interest rates. The Company is exposed to market risk related to its Credit Facility and certain other indebtedness as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

The Company also uses long-term and medium-term debt as a source of capital. These debt instruments are typically issued at fixed interest rates. When these debt instruments mature, the Company typically refinances such debt at then-existing market interest rates which may be more or less than the interest rates on the maturing debt. In addition, the Company may attempt to reduce interest rate risk associated with a forecasted issuance of new debt. In order to reduce interest rate risk associated with these transactions, the Company occasionally enters into interest rate protection agreements.

If the interest rates for variable rate debt were 100 basis points higher or lower during 2012, the Company's interest expense would have increased or decreased by $1.4 million. If the interest rate for the fixed rate debt maturing in 2013 was 100 basis points higher or lower than its current rate of 5.60%, the Company's interest expense would have increased or decreased by $36,000.

The sensitivity analysis above assumes no changes in the Company's financial structure. It also does not consider future fluctuations in interest rates or the specific actions that might be taken by management to mitigate the impact of such fluctuations.

The Company is also exposed to currency risk on its net investment in the United Kingdom. The Company does not believe that this currency risk exposure is material to its financial statements.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and financial statement schedule of Liberty Property Trust and Liberty Property Operating Partnership, L.P. and the reports thereon of Ernst & Young LLP, an independent registered public accounting firm, with respect thereto are filed as part of this Annual Report on Form 10-K.

**Management's Annual Report on Internal Control Over Financial Reporting**

The Trust's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a - 15 (f) and 15d - 15(f). The Trust's internal control system was designed to provide reasonable assurance to the Trust's management and Board of Trustees regarding the preparation and fair presentation of published financial statements.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of the Trust's internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. Based on our assessment we believe that, as of December 31, 2012, the Trust's internal control over financial reporting is effective based on those criteria.

The Trust's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Trust's internal control over financial reporting, which is included in this Annual Report on Form 10-K.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

## Report of Independent Registered Public Accounting Firm

**The Board of Trustees and Shareholders of Liberty Property Trust**

We have audited Liberty Property Trust's (the "Trust") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Trust's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Liberty Property Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012 of Liberty Property Trust and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 26, 2013

## Report of Independent Registered Public Accounting Firm

**The Board of Trustees and Shareholders of Liberty Property Trust**

We have audited the accompanying consolidated balance sheets of Liberty Property Trust (the "Trust") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Property Trust at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Liberty Property Trust's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 26, 2013

**Management's Annual Report on Internal Control Over Financial Reporting**

The Operating Partnership's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15 (f) and 15d-15(f). The Operating Partnership's internal control system was designed to provide reasonable assurance to the Operating Partnership's management regarding the preparation and fair presentation of published financial statements.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. Based on our assessment we believe that, as of December 31, 2012, the Operating Partnership's internal control over financial reporting is effective based on those criteria.

The Operating Partnership's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Operating Partnership's internal control over financial reporting, which is included in this Annual Report on Form 10-K.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

## Report of Independent Registered Public Accounting Firm

**The Partners of Liberty Property Limited Partnership**

We have audited Liberty Property Limited Partnership's (the "Operating Partnership") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Operating Partnership's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Operating Partnership's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Liberty Property Limited Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, owners' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Liberty Property Limited Partnership and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 26, 2013

## Report of Independent Registered Public Accounting Firm

**The Partners of Liberty Property Limited Partnership**

We have audited the accompanying consolidated balance sheets of Liberty Property Limited Partnership (the "Operating Partnership") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, owners' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Property Limited Partnership at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Liberty Property Limited Partnership's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 26, 2013

## CONSOLIDATED BALANCE SHEETS OF LIBERTY PROPERTY TRUST
### (In thousands, except share and unit amounts)

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Real estate: | | |
| Land and land improvements | $ 900,501 | $ 852,785 |
| Building and improvements | 4,353,433 | 4,092,056 |
| Less accumulated depreciation | (1,170,030) | (1,047,336) |
| Operating real estate | 4,083,904 | 3,897,505 |
| Development in progress | 248,602 | 88,848 |
| Land held for development | 258,324 | 219,375 |
| Net real estate | 4,590,830 | 4,205,728 |
| Cash and cash equivalents | 38,356 | 18,204 |
| Restricted cash | 33,147 | 63,659 |
| Accounts receivable | 8,988 | 8,192 |
| Deferred rent receivable | 108,628 | 102,613 |
| Deferred financing and leasing costs, net | 141,245 | 129,614 |
| Investments in and advances to unconsolidated joint ventures | 169,021 | 174,687 |
| Assets held for sale | — | 210,790 |
| Prepaid expenses and other assets | 87,756 | 76,186 |
| Total assets | $ 5,177,971 | $ 4,989,673 |
| **LIABILITIES** | | |
| Mortgage loans | $ 302,855 | $ 290,819 |
| Unsecured notes | 2,262,543 | 1,792,643 |
| Credit facility | 92,000 | 139,400 |
| Accounts payable | 31,058 | 23,418 |
| Accrued interest | 20,164 | 24,147 |
| Dividend and distributions payable | 58,038 | 56,958 |
| Other liabilities | 185,956 | 194,995 |
| Total liabilities | 2,952,614 | 2,522,380 |
| Noncontrolling interest - operating partnership - 301,483 preferred units outstanding as of December 31, 2012 and December 31, 2011 | 7,537 | 7,537 |
| **EQUITY** | | |
| Liberty Property Trust shareholders' equity | | |
| Common shares of beneficial interest, $.001 par value, 183,987,000 shares authorized; 119,720,776 (includes 1,249,909 in treasury) and 117,352,353 (includes 1,249,909 in treasury) shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively | 119 | 117 |
| Additional paid-in capital | 2,687,701 | 2,617,355 |
| Accumulated other comprehensive income (loss) | 2,900 | (429) |
| Distributions in excess of net income | (547,757) | (461,498) |
| Common shares in treasury, at cost, 1,249,909 shares as of December 31, 2012 and 2011 | (51,951) | (51,951) |
| Total Liberty Property Trust shareholders' equity | 2,091,012 | 2,103,594 |
| Noncontrolling interest – operating partnership | | |
| 3,713,851 and 3,808,746 common units outstanding as of December 31, 2012 and December 31, 2011, respectively | 60,223 | 64,428 |
| 1,290,000 and 9,740,000 preferred units outstanding as of December 31, 2012 and December 31, 2011, respectively | 63,264 | 287,959 |
| Noncontrolling interest – consolidated joint ventures | 3,321 | 3,775 |
| Total equity | 2,217,820 | 2,459,756 |
| Total liabilities, noncontrolling interest - operating partnership and equity | $ 5,177,971 | $ 4,989,673 |

See accompanying notes.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF LIBERTY PROPERTY TRUST
## (In thousands, except per share amounts)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **OPERATING REVENUE** | | | |
| Rental | $ 478,835 | $ 464,053 | $ 459,940 |
| Operating expense reimbursement | 206,717 | 199,188 | 192,069 |
| Total operating revenue | 685,552 | 663,241 | 652,009 |
| **OPERATING EXPENSE** | | | |
| Rental property | 133,630 | 125,761 | 126,423 |
| Real estate taxes | 79,859 | 76,982 | 74,772 |
| General and administrative | 64,730 | 59,367 | 52,747 |
| Depreciation and amortization | 165,628 | 156,242 | 149,457 |
| Total operating expenses | 443,847 | 418,352 | 403,399 |
| **Operating income** | 241,705 | 244,889 | 248,610 |
| **OTHER INCOME (EXPENSE)** | | | |
| Interest and other income | 9,289 | 8,389 | 9,683 |
| Interest expense | (119,630) | (120,718) | (132,951) |
| Total other income (expense) | (110,341) | (112,329) | (123,268) |
| Income before gain on property dispositions, income taxes and equity in (loss) earnings of unconsolidated joint ventures | 131,364 | 132,560 | 125,342 |
| Gain on property dispositions | 4,123 | 5,025 | 4,238 |
| Income taxes | (976) | (1,020) | (1,736) |
| Equity in (loss) earnings of unconsolidated joint ventures | (681) | 3,496 | 2,296 |
| **Income from continuing operations** | 133,830 | 140,061 | 130,140 |
| Discontinued operations (including net gain on property dispositions of $11,383, $60,582 and $6,857 for the years ended December 31, 2012, 2011 and 2010, respectively) | 13,921 | 70,649 | 23,235 |
| **Net income** | 147,751 | 210,710 | 153,375 |
| Noncontrolling interest – operating partnership | (10,590) | (27,222) | (25,448) |
| Noncontrolling interest – consolidated joint ventures | 275 | 511 | (165) |
| **Net income available to common shareholders** | $ 137,436 | $ 183,999 | $ 127,762 |
| Net income | $ 147,751 | $ 210,710 | $ 153,375 |
| Other comprehensive income (loss) - foreign currency translation | 3,436 | (280) | (2,582) |
| **Comprehensive income** | 151,187 | 210,430 | 150,793 |
| Less: comprehensive income attributable to noncontrolling interest | (10,422) | (26,706) | (25,525) |
| **Comprehensive income attributable to common shareholders** | $ 140,765 | $ 183,724 | $ 125,268 |
| **Earnings per common share** | | | |
| Basic: | | | |
| Income from continuing operations | $ 1.06 | $ 1.00 | $ 0.92 |
| Income from discontinued operations | 0.12 | 0.60 | 0.21 |
| Income per common share – basic | $ 1.18 | $ 1.60 | $ 1.13 |
| Diluted: | | | |
| Income from continuing operations | $ 1.06 | $ 1.00 | $ 0.91 |
| Income from discontinued operations | 0.11 | 0.59 | 0.21 |
| Income per common share – diluted | $ 1.17 | $ 1.59 | $ 1.12 |
| Weighted average number of common shares outstanding | | | |
| Basic | 116,863 | 114,755 | 112,924 |
| Diluted | 117,694 | 115,503 | 113,606 |
| Amounts attributable to common shareholders | | | |
| Income from continuing operations | $ 123,945 | $ 115,653 | $ 104,522 |
| Discontinued operations | 13,491 | 68,346 | 23,240 |
| Net income available to common shareholders | $ 137,436 | $ 183,999 | $ 127,762 |

See accompanying notes.

# CONSOLIDATED STATEMENTS OF EQUITY OF LIBERTY PROPERTY TRUST
## (In thousands, except share amounts)

| | NUMBER OF COMMON SHARES | COMMON SHARES OF BENEFICIAL INTEREST | ADDITIONAL PAID-IN CAPITAL | ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) | DISTRIBUTIONS IN EXCESS OF NET INCOME | COMMON SHARES HELD IN TREASURY | TOTAL LIBERTY PROPERTY TRUST SHAREHOLDERS' EQUITY | NONCONTROLLING INTEREST - OPERATING PARTNERSHIP-COMMON | NONCONTROLLING INTEREST - OPERATING PARTNERSHIP – PREFERRED | NONCONTROLLING INTEREST - CONSOLIDATED JOINT VENTURES | TOTAL EQUITY |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Balance at January 1, 2010 | 113,875,211 | $ 114 | $ 2,509,704 | $ 2,339 | $ (337,911) | $ (51,951) | $ 2,122,295 | $ 72,294 | $ 287,959 | $ 621 | $ 2,483,169 |
| Net proceeds from the issuance of common shares | 1,572,776 | 2 | 37,414 | — | — | — | 37,416 | — | — | — | 37,416 |
| Net income | | — | — | — | 127,762 | — | 127,762 | 4,436 | 21,012 | 165 | 153,375 |
| Distributions | | — | — | — | (215,868) | — | (215,868) | (7,541) | (21,012) | — | (244,421) |
| Noncash compensation | | — | 11,595 | — | — | — | 11,595 | — | — | — | 11,595 |
| Foreign currency translation adjustment | | — | — | (2,494) | — | — | (2,494) | (88) | — | — | (2,582) |
| Redemption of noncontrolling interests – common units | 82,621 | — | 1,480 | — | — | — | 1,480 | (1,480) | — | — | — |
| Balance at December 31, 2010 | 115,530,608 | 116 | 2,560,193 | (155) | (426,017) | (51,951) | 2,082,186 | 67,621 | 287,959 | 786 | 2,438,552 |
| Net proceeds from the issuance of common shares | 1,701,758 | 1 | 44,547 | — | — | — | 44,548 | — | — | — | 44,548 |
| Net income | | — | — | — | 183,999 | — | 183,999 | 6,153 | 21,069 | (511) | 210,710 |
| Contributions | | — | — | — | — | — | — | — | — | 3,500 | 3,500 |
| Distributions | | — | — | — | (219,480) | — | (219,480) | (7,280) | (21,069) | — | (247,829) |
| Noncash compensation | | — | 10,555 | — | — | — | 10,555 | — | — | — | 10,555 |
| Foreign currency translation adjustment | | — | — | (274) | — | — | (274) | (6) | — | — | (280) |
| Redemption of noncontrolling interests – common units | 119,987 | — | 2,060 | — | — | — | 2,060 | (2,060) | — | — | — |
| Balance at December 31, 2011 | 117,352,353 | 117 | 2,617,355 | (429) | (461,498) | (51,951) | 2,103,594 | 64,428 | 287,959 | 3,775 | 2,459,756 |
| Net proceeds from the issuance of common shares | 2,273,528 | 2 | 58,708 | — | — | — | 58,710 | — | — | — | 58,710 |
| Net income | | — | — | — | 137,436 | — | 137,436 | 4,378 | 6,212 | (275) | 147,751 |
| Distributions | | — | — | — | (223,695) | — | (223,695) | (7,109) | (9,902) | (179) | (240,885) |
| Noncash compensation | | — | 10,057 | — | — | — | 10,057 | — | — | — | 10,057 |
| Foreign currency translation adjustment | | — | — | 3,329 | — | — | 3,329 | 107 | — | — | 3,436 |
| Redemption of noncontrolling interests – common units | 94,895 | — | 1,581 | — | — | — | 1,581 | (1,581) | — | — | — |
| Redemption of noncontrolling interest - preferred units | | — | — | — | — | — | — | — | (224,694) | — | (224,694) |
| Excess of preferred unit carrying amount over redemption | | — | — | — | — | — | — | — | 3,689 | — | 3,689 |
| Balance at December 31, 2012 | 119,720,776 | $ 119 | $ 2,687,701 | $ 2,900 | $ (547,757) | $ (51,951) | $ 2,091,012 | $ 60,223 | $ 63,264 | $ 3,321 | $ 2,217,820 |

See accompanying notes.

## CONSOLIDATED STATEMENTS OF CASH FLOWS OF LIBERTY PROPERTY TRUST
## (In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **OPERATING ACTIVITIES** | | | |
| Net income | $ 147,751 | $ 210,710 | $ 153,375 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 167,421 | 171,714 | 174,013 |
| Amortization of deferred financing costs | 4,682 | 5,190 | 6,339 |
| Equity in loss (earnings) of unconsolidated joint ventures | 681 | (3,496) | (2,296) |
| Distributions from unconsolidated joint ventures | 624 | 551 | 657 |
| Gain on property dispositions | (15,506) | (65,607) | (11,095) |
| Noncash compensation | 10,057 | 10,555 | 11,595 |
| Changes in operating assets and liabilities: | | | |
| Restricted cash | 30,713 | (14,114) | (7,294) |
| Accounts receivable | (799) | (1,320) | (850) |
| Deferred rent receivable | (6,363) | (6,566) | (13,581) |
| Prepaid expenses and other assets | (10,871) | 6,027 | (7,597) |
| Accounts payable | 7,641 | (229) | (7,399) |
| Accrued interest | (3,983) | (5,674) | (1,430) |
| Other liabilities | (14,882) | 9,983 | (2,173) |
| Net cash provided by operating activities | 317,166 | 317,724 | 292,264 |
| **INVESTING ACTIVITIES** | | | |
| Investment in properties – acquisitions | (211,894) | (233,568) | (43,505) |
| Investment in properties – other | (49,682) | (75,834) | (75,857) |
| Investments in and advances to unconsolidated joint ventures | (1,461) | (11,195) | (1,870) |
| Distributions from unconsolidated joint ventures | 6,009 | 11,364 | 6,776 |
| Net proceeds from disposition of properties/land | 234,686 | 390,754 | 35,934 |
| Net (advances on) proceeds from public reimbursement receivable/escrow | (986) | (10,237) | 18,917 |
| Investment in development in progress | (199,384) | (48,628) | (7,481) |
| Investment in land held for development | (67,513) | (52,868) | (6,086) |
| Investment in deferred leasing costs | (22,444) | (26,011) | (30,289) |
| Net cash used in investing activities | (312,669) | (56,223) | (103,461) |
| **FINANCING ACTIVITIES** | | | |
| Net proceeds from issuance of common shares | 58,710 | 44,552 | 37,434 |
| Redemption of preferred units | (221,000) | (9,060) | — |
| Proceeds from unsecured notes | 700,000 | — | 366,000 |
| Repayments of unsecured notes | (230,100) | (246,500) | (169,739) |
| Proceeds from mortgage loans | 34,599 | — | 743 |
| Repayments of mortgage loans | (35,099) | (29,860) | (156,890) |
| Proceeds from credit facility | 839,250 | 650,500 | 338,500 |
| Repayments on credit facility | (886,650) | (511,100) | (478,500) |
| Increase in deferred financing costs | (7,206) | (3,023) | (9,697) |
| Distribution paid on common shares | (222,573) | (218,613) | (215,083) |
| Distribution paid on units | (17,241) | (28,409) | (28,610) |
| Net cash provided by (used in) financing activities | 12,690 | (351,513) | (315,842) |
| Net increase (decrease) in cash and cash equivalents | 17,187 | (90,012) | (127,039) |
| Increase (decrease) in cash and cash equivalents related to foreign currency translation | 2,965 | (193) | (1,998) |
| Cash and cash equivalents at beginning of year | 18,204 | 108,409 | 237,446 |
| Cash and cash equivalents at end of year | $ 38,356 | $ 18,204 | $ 108,409 |

See accompanying notes.

## CONSOLIDATED BALANCE SHEETS OF LIBERTY PROPERTY LIMITED PARTNERSHIP
**(In thousands, except unit amounts)**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Real estate: | | |
| Land and land improvements | $ 900,501 | $ 852,785 |
| Building and improvements | 4,353,433 | 4,092,056 |
| Less accumulated depreciation | (1,170,030) | (1,047,336) |
| Operating real estate | 4,083,904 | 3,897,505 |
| Development in progress | 248,602 | 88,848 |
| Land held for development | 258,324 | 219,375 |
| Net real estate | 4,590,830 | 4,205,728 |
| Cash and cash equivalents | 38,356 | 18,204 |
| Restricted cash | 33,147 | 63,659 |
| Accounts receivable | 8,988 | 8,192 |
| Deferred rent receivable | 108,628 | 102,613 |
| Deferred financing and leasing costs, net | 141,245 | 129,614 |
| Investments in and advances to unconsolidated joint ventures | 169,021 | 174,687 |
| Assets held for sale | — | 210,790 |
| Prepaid expenses and other assets | 87,756 | 76,186 |
| Total assets | $ 5,177,971 | $ 4,989,673 |
| **LIABILITIES** | | |
| Mortgage loans | $ 302,855 | $ 290,819 |
| Unsecured notes | 2,262,543 | 1,792,643 |
| Credit facility | 92,000 | 139,400 |
| Accounts payable | 31,058 | 23,418 |
| Accrued interest | 20,164 | 24,147 |
| Distributions payable | 58,038 | 56,958 |
| Other liabilities | 185,956 | 194,995 |
| Total liabilities | 2,952,614 | 2,522,380 |
| Limited partners' equity - 301,483 preferred units outstanding as of December 31, 2012 and December 31, 2011 | 7,537 | 7,537 |
| **OWNERS' EQUITY** | | |
| General partner's equity - 118,470,867 (net of 1,249,909 treasury units) and 116,102,444 (net of 1,249,909 treasury units) common units outstanding as of December 31, 2012 and December 31, 2011, respectively | 2,091,012 | 2,103,594 |
| Limited partners' equity – 3,713,851 and 3,808,746 common units outstanding as of December 31, 2012 and December 31, 2011, respectively | 60,223 | 64,428 |
| Limited partners' equity – 1,290,000 and 9,740,000 preferred units outstanding as of December 31, 2012 and December 31, 2011, respectively | 63,264 | 287,959 |
| Noncontrolling interest – consolidated joint ventures | 3,321 | 3,775 |
| Total owners' equity | 2,217,820 | 2,459,756 |
| Total liabilities, limited partners' equity and owners' equity | $ 5,177,971 | $ 4,989,673 |

See accompanying notes.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF LIBERTY PROPERTY LIMITED PARTNERSHIP
## (In thousands, except per unit amounts)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **OPERATING REVENUE** | | | |
| Rental | $ 478,835 | $ 464,053 | $ 459,940 |
| Operating expense reimbursement | 206,717 | 199,188 | 192,069 |
| Total operating revenue | 685,552 | 663,241 | 652,009 |
| **OPERATING EXPENSE** | | | |
| Rental property | 133,630 | 125,761 | 126,423 |
| Real estate taxes | 79,859 | 76,982 | 74,772 |
| General and administrative | 64,730 | 59,367 | 52,747 |
| Depreciation and amortization | 165,628 | 156,242 | 149,457 |
| Total operating expenses | 443,847 | 418,352 | 403,399 |
| **Operating income** | 241,705 | 244,889 | 248,610 |
| **OTHER INCOME (EXPENSE)** | | | |
| Interest and other income | 9,289 | 8,389 | 9,683 |
| Interest expense | (119,630) | (120,718) | (132,951) |
| Total other income (expense) | (110,341) | (112,329) | (123,268) |
| Income before gain on property dispositions, income taxes and equity in (loss) earnings of unconsolidated joint ventures | 131,364 | 132,560 | 125,342 |
| Gain on property dispositions | 4,123 | 5,025 | 4,238 |
| Income taxes | (976) | (1,020) | (1,736) |
| Equity in (loss) earnings of unconsolidated joint ventures | (681) | 3,496 | 2,296 |
| **Income from continuing operations** | 133,830 | 140,061 | 130,140 |
| Discontinued operations (including net gain on property dispositions of $11,383, $60,582 and $6,857 for the years ended December 31, 2012, 2011 and 2010, respectively) | 13,921 | 70,649 | 23,235 |
| **Net income** | 147,751 | 210,710 | 153,375 |
| Noncontrolling interest – consolidated joint ventures | 275 | 511 | (165) |
| Preferred unit distributions | (9,902) | (21,069) | (21,012) |
| Excess of preferred unit carrying amount over redemption | 3,689 | — | — |
| **Income available to common unitholders** | $ 141,813 | $ 190,152 | $ 132,198 |
| Net income | $ 147,751 | $ 210,710 | $ 153,375 |
| Other comprehensive income (loss) - foreign currency translation | 3,436 | (280) | (2,582) |
| **Comprehensive income** | $ 151,187 | $ 210,430 | $ 150,793 |
| **Earnings per common unit** | | | |
| Basic: | | | |
| Income from continuing operations | $ 1.06 | $ 1.00 | $ 0.92 |
| Income from discontinued operations | 0.12 | 0.60 | 0.21 |
| Income per common unit - basic | $ 1.18 | $ 1.60 | $ 1.13 |
| Diluted: | | | |
| Income from continuing operations | $ 1.06 | $ 1.00 | $ 0.91 |
| Income from discontinued operations | 0.11 | 0.59 | 0.21 |
| Income per common unit - diluted | $ 1.17 | $ 1.59 | $ 1.12 |
| Weighted average number of common units outstanding | | | |
| Basic | 120,623 | 118,624 | 116,871 |
| Diluted | 121,454 | 119,372 | 117,553 |
| Net income allocated to general partners | $ 137,436 | $ 183,999 | $ 127,762 |
| Net income allocated to limited partners | 10,590 | 27,222 | 25,448 |

See accompanying notes.

## CONSOLIDATED STATEMENTS OF OWNERS' EQUITY OF LIBERTY PROPERTY LIMITED PARTNERSHIP
**(In thousands, except unit amounts)**

| | NUMBER OF COMMON UNITS | GENERAL PARTNER'S EQUITY | LIMITED PARTNERS' EQUITY – COMMON UNITS | LIMITED PARTNERS' EQUITY – PREFERRED UNITS | NONCONTROLLING INTEREST – CONSOLIDATED JOINT VENTURES | TOTAL OWNERS' EQUITY |
|---|---|---|---|---|---|---|
| Balance at January 1, 2010 | 4,011,354 | $ 2,122,295 | $ 72,294 | $ 287,959 | $ 621 | $ 2,483,169 |
| Contributions from partners | | 49,011 | — | — | — | 49,011 |
| Distributions to partners | | (215,868) | (7,541) | (21,012) | — | (244,421) |
| Foreign currency translation adjustment | | (2,494) | (88) | — | — | (2,582) |
| Net income | | 127,762 | 4,436 | 21,012 | 165 | 153,375 |
| Redemption of limited partners common units for common shares | (82,621) | 1,480 | (1,480) | — | — | — |
| Balance at December 31, 2010 | 3,928,733 | 2,082,186 | 67,621 | 287,959 | 786 | 2,438,552 |
| Contributions from partners | | 55,103 | — | — | — | 55,103 |
| Distributions to partners | | (219,480) | (7,280) | (21,069) | — | (247,829) |
| Foreign currency translation adjustment | | (274) | (6) | — | — | (280) |
| Net income | | 183,999 | 6,153 | 21,069 | (511) | 210,710 |
| Redemption of limited partners common units for common shares | (119,987) | 2,060 | (2,060) | — | — | — |
| Contributions by partners | | — | — | — | 3,500 | 3,500 |
| Balance at December 31, 2011 | 3,808,746 | 2,103,594 | 64,428 | 287,959 | 3,775 | 2,459,756 |
| Contributions from partners | | 68,767 | — | — | — | 68,767 |
| Distributions to partners | | (223,695) | (7,109) | (9,902) | (179) | (240,885) |
| Foreign currency translation adjustment | | 3,329 | 107 | — | — | 3,436 |
| Net income | | 137,436 | 4,378 | 6,212 | (275) | 147,751 |
| Redemption of limited partners common units for common shares | (94,895) | 1,581 | (1,581) | — | — | — |
| Redemption of limited partners' preferred units | | — | — | (224,694) | — | (224,694) |
| Excess of preferred unit carrying amount over redemption | | — | — | 3,689 | — | 3,689 |
| Balance at December 31, 2012 | 3,713,851 | $ 2,091,012 | $ 60,223 | $ 63,264 | $ 3,321 | $ 2,217,820 |

See accompanying notes.

## CONSOLIDATED STATEMENTS OF CASH FLOWS OF LIBERTY PROPERTY LIMITED PARTNERSHIP
## (In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **OPERATING ACTIVITIES** | | | |
| Net income | $ 147,751 | $ 210,710 | $ 153,375 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 167,421 | 171,714 | 174,013 |
| Amortization of deferred financing costs | 4,682 | 5,190 | 6,339 |
| Equity in loss (earnings) of unconsolidated joint ventures | 681 | (3,496) | (2,296) |
| Distributions from unconsolidated joint ventures | 624 | 551 | 657 |
| Gain on property dispositions | (15,506) | (65,607) | (11,095) |
| Noncash compensation | 10,057 | 10,555 | 11,595 |
| Changes in operating assets and liabilities: | | | |
| Restricted cash | 30,713 | (14,114) | (7,294) |
| Accounts receivable | (799) | (1,320) | (850) |
| Deferred rent receivable | (6,363) | (6,566) | (13,581) |
| Prepaid expenses and other assets | (10,871) | 6,027 | (7,597) |
| Accounts payable | 7,641 | (229) | (7,399) |
| Accrued interest | (3,983) | (5,674) | (1,430) |
| Other liabilities | (14,882) | 9,983 | (2,173) |
| Net cash provided by operating activities | 317,166 | 317,724 | 292,264 |
| **INVESTING ACTIVITIES** | | | |
| Investment in properties – acquisitions | (211,894) | (233,568) | (43,505) |
| Investment in properties – other | (49,682) | (75,834) | (75,857) |
| Investments in and advances to unconsolidated joint ventures | (1,461) | (11,195) | (1,870) |
| Distributions from unconsolidated joint ventures | 6,009 | 11,364 | 6,776 |
| Net proceeds from disposition of properties/land | 234,686 | 390,754 | 35,934 |
| Net (advances on) proceeds from public reimbursement receivable/escrow | (986) | (10,237) | 18,917 |
| Investment in development in progress | (199,384) | (48,628) | (7,481) |
| Investment in land held for development | (67,513) | (52,868) | (6,086) |
| Investment in deferred leasing costs | (22,444) | (26,011) | (30,289) |
| Net cash used in investing activities | (312,669) | (56,223) | (103,461) |
| **FINANCING ACTIVITIES** | | | |
| Redemption of preferred units | (221,000) | (9,060) | — |
| Proceeds from unsecured notes | 700,000 | — | 366,000 |
| Repayments of unsecured notes | (230,100) | (246,500) | (169,739) |
| Proceeds from mortgage loans | 34,599 | — | 743 |
| Repayments of mortgage loans | (35,099) | (29,860) | (156,890) |
| Proceeds from credit facility | 839,250 | 650,500 | 338,500 |
| Repayments on credit facility | (886,650) | (511,100) | (478,500) |
| Increase in deferred financing costs | (7,206) | (3,023) | (9,697) |
| Capital contributions | 58,710 | 44,552 | 37,434 |
| Distributions to partners | (239,814) | (247,022) | (243,693) |
| Net cash provided by (used in) financing activities | 12,690 | (351,513) | (315,842) |
| Net increase (decrease) in cash and cash equivalents | 17,187 | (90,012) | (127,039) |
| Increase (decrease) in cash and cash equivalents related to foreign currency translation | 2,965 | (193) | (1,998) |
| Cash and cash equivalents at beginning of year | 18,204 | 108,409 | 237,446 |
| Cash and cash equivalents at end of year | $ 38,356 | $ 18,204 | $ 108,409 |

See accompanying notes.

## 1. ORGANIZATION

Liberty Property Trust (the "Trust") is a self-administered and self-managed Maryland real estate investment trust (a "REIT"). Substantially all of the Trust's assets are owned directly or indirectly, and substantially all of the Trust's operations are conducted directly or indirectly, by its subsidiary, Liberty Property Limited Partnership, a Pennsylvania limited partnership (the "Operating Partnership" and, together with the Trust and their consolidated subsidiaries, the "Company"). The Trust is the sole general partner and also a limited partner of the Operating Partnership, owning 97.0% of the common equity of the Operating Partnership at December 31, 2012. The Company provides leasing, property management, development, acquisition, and other tenant-related services for a portfolio of industrial and office properties which are located principally within the Mid-Atlantic, Southeastern, Midwestern and Southwestern United States and the United Kingdom. Unless otherwise indicated, the notes to the Consolidated Financial Statements apply to both the Trust and the Operating Partnership. The terms the "Company," "we," "our" and "us" means the Trust and Operating Partnership collectively.

All square footage amounts are unaudited.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("US GAAP") requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Principles of Consolidation

The consolidated financial statements of the Company include the Trust, the Operating Partnership, wholly owned subsidiaries and those subsidiaries in which the Company owns a majority voting interest with the ability to control operations of the subsidiaries and where no approval, veto or other important rights have been granted to the noncontrolling shareholders. All significant intercompany transactions and accounts have been eliminated.

### Reclassifications

Certain amounts from prior years have been reclassified to conform to current-year presentation including reclassifying the accompanying consolidated statements of comprehensive income for discontinued operations.

### Real Estate and Depreciation

The properties are recorded at cost and are depreciated using the straight line method over their estimated useful lives. The estimated useful lives are as follows:

| | |
|---|---|
| Building and improvements | 40 years (blended) |
| Capital improvements | 15 - 20 years |
| Equipment | 5 - 10 years |
| Tenant improvements | Term of the related lease |

Expenditures directly related to the acquisition or the improvement of real estate, including interest and other costs capitalized during development, are included in net real estate and are stated at cost. The capitalized costs include pre-construction costs essential to the development of the property, development and construction costs, interest costs, real estate taxes, development-related salaries and other costs incurred during the period of development.

The Company allocates the purchase price of real estate acquired to land, building and improvements and intangibles based on the fair value of each component. Lease values for acquired properties are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease. Origination values are also assigned to in-place leases, and, where appropriate, value is assigned to customer relationships.

Acquisition-related costs for properties with in-place leases are expensed as incurred. Expenditures for maintenance and repairs are charged to operations as incurred.

The Company considers any renewal options in determining the lease term. To the extent a lease includes a tenant option to renew or extend the duration of the lease at a fixed or determinable rental rate, the Company evaluates whether or not that option represents a bargain renewal option by analyzing if there is reasonable assurance at the acquisition date that the tenant will exercise the option because the rental rate is sufficiently lower than the expected rental rate for equivalent property under similar terms and conditions at the exercise date.

The Company depreciates the amounts allocated to building and improvements over 40 years and the amounts allocated to intangibles relating to in-place leases, which are included in deferred financing and leasing costs and other liabilities in the accompanying consolidated balance sheets, over the remaining term of the related leases. This calculation includes both the remaining noncancelable period and any bargain renewal option periods.

Once a property is designated as held for sale, no further depreciation expense is recorded. Operations for properties identified as held for sale and/or sold where no continuing involvement exists are presented in discontinued operations for all periods presented.

The Company evaluates its real estate investments upon occurrence of a significant adverse change in its operations to assess whether any impairment indicators are present that affect the recovery of the recorded value. If indicators of impairment are identified, the Company estimates the future undiscounted cash flows from the use and eventual disposition of the property and compares this amount to the carrying value of the property. If any real estate investment is considered impaired, a loss is recognized to reduce the carrying value of the property to its estimated fair value.

**Investments in Unconsolidated Joint Ventures**

The Company accounts for its investments in unconsolidated joint ventures using the equity method of accounting as the Company exercises significant influence, but does not control these entities. Under the equity method of accounting, the net equity investment of the Company is reflected in the accompanying consolidated balance sheets and the Company's share of net income from the joint ventures is included in the accompanying consolidated statements of comprehensive income.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. The estimated fair value of the investments is determined using a discounted cash flow model which is a Level 3 valuation under ASC 820, "*Fair Value Measurement.*" The Company considers a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, operating costs, capitalization rates, holding periods and discount rates. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the values estimated by management in its impairment analyses may not be realized.

During the year ended December 31, 2012, the Company recognized an impairment charge related to the decline in the fair value below the carrying value of one of the Company's investments in unconsolidated joint ventures. The Company considered the decline in fair value below the carrying value of $683,000 to be other-than-temporary. This impairment charge was recognized in the fourth quarter of 2012 and was related to the Company's United Kingdom reportable segment.

No impairment losses on unconsolidated joint ventures were recognized during the years ended December 31, 2011 or 2010.

**Cash and Cash Equivalents**

Highly liquid investments with a maturity of three months or less when purchased are classified as cash equivalents.

**Restricted Cash**

Restricted cash includes tenant security deposits and escrow funds that the Company maintains pursuant to certain mortgage loans. Restricted cash also includes the undistributed proceeds from the sale of residential land in Kent County, United Kingdom.

**Accounts Receivable/Deferred Rent Receivable**

The Company's accounts receivable are comprised of rents and charges for property operating costs due from tenants. The Company's deferred rent receivable represents the cumulative difference between rent revenue recognized on a straight line basis and contractual payments due under the terms of tenant leases. The Company periodically performs a detailed review of amounts due from tenants to determine if accounts receivable and deferred rent receivable balances are collectible. Based on this review, accounts receivable and deferred rent receivable are reduced by an allowance for doubtful accounts. The Company considers tenant credit quality and payment history and general economic conditions in determining the allowance for doubtful accounts. If the accounts receivable balance or the deferred rent receivable balance is subsequently deemed uncollectible, the receivable and allowance for doubtful account balance are written off.

The allowance for doubtful accounts at December 31, 2012 and 2011 was $7.0 million and $7.5 million, respectively. The Company had bad debt expense of $540,000 and $3.9 million for the years ended December 31, 2012 and 2010, respectively, as well as a net recovery of bad debts of $1.9 million for the year ended December 31, 2011.

**Revenues**

The Company earns rental income under operating leases with tenants. Rental income is recognized on a straight line basis over the applicable lease term. Operating expense reimbursements consisting of amounts due from tenants for real estate taxes, utilities and other recoverable costs are recognized as revenue in the period in which the corresponding expenses are incurred.

Termination fees (included in rental revenue) are fees that the Company has agreed to accept in consideration for permitting certain tenants to terminate their lease prior to the contractual expiration date. The Company recognizes termination fees during the period that landlord services are rendered in accordance with Securities and Exchange Commission Staff Accounting Bulletin 104, "*Revenue Recognition*," after the following conditions are met:

a. the termination agreement is executed,
b. the termination fee is determinable, and
c. collectability of the termination fee is assured.

**Deferred Financing and Leasing Costs**

Costs incurred in connection with financing or leasing are capitalized and amortized on a straight line basis over the term of the related loan or lease. Deferred financing cost amortization is reported as interest expense. Intangible assets related to acquired in-place leases are amortized over the terms of the related leases. Certain employees of the Company are compensated for leasing services related to the Company's properties. The compensation directly related to these leasing services is capitalized and amortized as a deferred leasing cost.

**Fair Value of Financial Instruments**

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued interest, dividend and distributions payable and other liabilities are reasonable estimates of fair value because of the short-term nature of these instruments. The carrying value of the Company's credit facility is also a reasonable estimate of fair value because the interest rate floats at a rate based on LIBOR.

The Company used a discounted cash flow model to determine the estimated fair value of its debt as of December 31, 2012. This is a Level 3 fair value calculation. The inputs used in preparing the discounted cash flow model include actual maturity dates and scheduled cash flows as well as estimates for market value discount rates. The Company updates the discounted cash flow model on a quarterly basis to reflect any changes in the Company's debt holdings and changes to discount rate assumptions.

The only significant unobservable input in the discounted cash flow model is the discount rate. For the fair value of the Company's unsecured notes, the Company uses a discount rate based on the indicative new issue pricing provided by lenders. For the Company's mortgage loans, the Company uses an estimate based on its knowledge of the mortgage market. The weighted average discount rate for the combined unsecured notes and mortgage loans used as of December 31, 2012 was approximately 2.87%. An increase in the discount rate used in the discounted cash flow model would result in a decrease to the fair value of the Company's long-term debt. A decrease in the discount rate used in the discounted cash flow model would result in an increase to the fair value of the Company's long-term debt.

The following summarizes the changes in the fair value of the Company's long-term debt from December 31, 2011 to December 31, 2012 (in thousands):

| | Carrying Value | Fair Value | Fair Value Above (Below) Carrying Value |
|---|---|---|---|
| Long-term debt at December 31, 2011 (1) | $ 2,083,462 | $ 2,215,219 | $ 131,757 |
| Payoffs and amortization of long-term debt | (265,200) | (265,200) | |
| New long-term debt | 747,136 | 747,136 | |
| Changes in fair value assumptions | | 148,554 | 148,554 |
| Long-term debt at December 31, 2012 (1) | $ 2,565,398 | $ 2,845,709 | $ 280,311 |

(1) Does not include the Company's credit facility.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2012 and December 31, 2011. Although as of the date of this report, management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2012 and current estimates of fair value may differ significantly from the amounts presented herein.

**Income Taxes**

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company generally is not subject to federal income taxation at the corporate level to the extent it distributes annually at least 100% of its REIT taxable income, as defined in the Code, to its shareholders and satisfies certain other organizational and operational requirements. The Company has met these requirements and, accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates (including any alternative minimum tax) and may not be able to qualify as a REIT for the four subsequent taxable years. Even as a REIT, the Company may be subject to certain state and local income and property taxes, and to federal income and excise taxes on undistributed taxable income.

Several of the Company's subsidiaries are taxable REIT subsidiaries (each a "TRS") and are subject to federal income taxes. In general, a TRS may perform additional services for tenants and generally may engage in real estate or non-real estate businesses that are not permitted REIT activities. The Company is also taxed in certain states, the United Kingdom, and Luxembourg. Accordingly, the Company has recognized federal, state and foreign income taxes in accordance with US GAAP, as applicable.

There are no uncertain tax positions or possibly significant unrecognized tax benefits that are reasonably expected to occur within the next 12 months. The Company's policy is to recognize interest accrued related to unrecognized benefits in interest expense and penalties in other expense. There were no interest or penalties deducted in any of the years ended December 31, 2012, 2011 and 2010 and no interest and penalties accrued at December 31, 2012 or December 31, 2011.

Certain of the Company's taxable REIT subsidiaries had net operating loss carryforwards available of approximately $26.4 million as of December 31, 2012. These carryforwards begin to expire in 2018. The Company has considered estimated future taxable income and has determined that a valuation allowance for the full carrying value of net operating loss carryforwards is appropriate.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, certain state and local jurisdictions, the United Kingdom and Luxembourg. With few exceptions, the Company is no longer subject to U.S. federal, state, and local, or United Kingdom and Luxembourg examinations by tax authorities for years before 2007.

The Federal tax cost basis of the real estate was $6.1 billion and $5.8 billion at December 31, 2012 and 2011, respectively.

**Share Based Compensation**

Share based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees' requisite service period.

## Recently Issued Accounting Standards

### ASU 2011-05

In June 2011, the FASB issued ASU 2011-05, "*Comprehensive Income (Topic 220), Presentation of Comprehensive Income*" ("ASU 2011-05"), which is intended to lead to converging guidance under US GAAP and IFRS related to presentation of comprehensive income. ASU 2011-05 was effective for the Company beginning January 1, 2012 and the provisions of ASU 2011-05 were adopted retrospectively. In adopting ASU 2011-05, the Company was required to disclose the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of ASU 2011-05 did not have a material impact on the Company's financial position or results of operations.

## 3. INCOME PER COMMON SHARE OF THE TRUST

The following table sets forth the computation of basic and diluted income per common share of the Trust (in thousands except per share amounts):

| | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| | Income (Numerator) | Weighted Average Shares (Denominator) | Per Share | Income (Numerator) | Weighted Average Shares (Denominator) | Per Share |
| **Basic income from continuing operations** | | | | | | |
| Income from continuing operations net of noncontrolling interest | $ 123,945 | 116,863 | $ 1.06 | $ 115,653 | 114,755 | $ 1.00 |
| Dilutive shares for long-term compensation plans | — | 831 | | — | 748 | |
| **Diluted income from continuing operations** | | | | | | |
| Income from continuing operations net of noncontrolling interest | 123,945 | 117,694 | $ 1.06 | 115,653 | 115,503 | $ 1.00 |
| **Basic income from discontinued operations** | | | | | | |
| Discontinued operations net of noncontrolling interest | 13,491 | 116,863 | $ 0.12 | 68,346 | 114,755 | $ 0.60 |
| Dilutive shares for long-term compensation plans | — | 831 | | — | 748 | |
| **Diluted income from discontinued operations** | | | | | | |
| Discontinued operations net of noncontrolling interest | 13,491 | 117,694 | $ 0.11 | 68,346 | 115,503 | $ 0.59 |
| **Basic income per common share** | | | | | | |
| Net income available to common shareholders | 137,436 | 116,863 | $ 1.18 | 183,999 | 114,755 | $ 1.60 |
| Dilutive shares for long-term compensation plans | — | 831 | | — | 748 | |
| **Diluted income per common share** | | | | | | |
| Net income available to common shareholders | $ 137,436 | 117,694 | $ 1.17 | $ 183,999 | 115,503 | $ 1.59 |

| | 2010 | | |
|---|---|---|---|
| | Income (Numerator) | Weighted Average Shares (Denominator) | Per Share |
| **Basic income from continuing operations** | | | |
| Income from continuing operations net of noncontrolling interest | $ 104,522 | 112,924 | $ 0.92 |
| Dilutive shares for long-term compensation plans | — | 682 | |
| **Diluted income from continuing operations** | | | |
| Income from continuing operations net of noncontrolling interest | 104,522 | 113,606 | $ 0.91 |
| **Basic income from discontinued operations** | | | |
| Discontinued operations net of noncontrolling interest | 23,240 | 112,924 | $ 0.21 |
| Dilutive shares for long-term compensation plans | — | 682 | |
| **Diluted income from discontinued operations** | | | |
| Discontinued operations net of noncontrolling interest | 23,240 | 113,606 | $ 0.21 |
| **Basic income per common share** | | | |
| Net income available to common shareholders | 127,762 | 112,924 | $ 1.13 |
| Dilutive shares for long-term compensation plans | — | 682 | |
| **Diluted income per common share** | | | |
| Net income available to common shareholders | $ 127,762 | 113,606 | $ 1.12 |

Dilutive shares for long-term compensation plans represent the unvested common shares outstanding during the year as well as the dilutive effect of outstanding options. The amounts of anti-dilutive options that were excluded from the computation of diluted income per common share as the exercise price was higher than the average share price of the Company in 2012, 2011 and 2010 were 905,000, 1,685,000 and 1,433,000, respectively.

During the years ended December 31, 2012, 2011 and 2010, 841,000, 256,000 and 315,000 common shares, respectively, were issued upon the exercise of options.

During the years ended December 31, 2012, 2011 and 2010, individuals acquired 94,895, 119,987 and 82,621 common shares, respectively, in exchange for the same number of common units. These individuals acquired these common units in connection with their contributions to the Operating Partnership of certain assets in prior years. The exchange of common shares for the common units is exempt from the registration requirement of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereunder.

During the years ended December 31, 2012, 2011 and 2010, distributions per common share were $1.90 for each period.

## 4. INCOME PER COMMON UNIT OF THE OPERATING PARTNERSHIP

The following table sets forth the computation of basic and diluted income per common unit of the Operating Partnership (in thousands, except per unit amounts):

| | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| | Income (Numerator) | Weighted Average Units (Denominator) | Per Unit | Income (Numerator) | Weighted Average Units (Denominator) | Per Unit |
| Income from continuing operations net of noncontrolling interest | $ 134,105 | | | $ 140,572 | | |
| Less: Preferred unit distributions | (9,902) | | | (21,069) | | |
| Excess of preferred unit carrying amount over redemption | 3,689 | | | — | | |
| **Basic income from continuing operations** | | | | | | |
| Income from continuing operations available to common unitholders | 127,892 | 120,623 | $ 1.06 | 119,503 | 118,624 | $ 1.00 |
| Dilutive units for long-term compensation plans | — | 831 | | — | 748 | |
| **Diluted income from continuing operations** | | | | | | |
| Income from continuing operations available to common unitholders | 127,892 | 121,454 | $ 1.06 | 119,503 | 119,372 | $ 1.00 |
| **Basic income from discontinued operations** | | | | | | |
| Discontinued operations | 13,921 | 120,623 | $ 0.12 | 70,649 | 118,624 | $ 0.60 |
| Dilutive units for long-term compensation plans | — | 831 | | — | 748 | |
| **Diluted income from discontinued operations** | | | | | | |
| Discontinued operations | 13,921 | 121,454 | $ 0.11 | 70,649 | 119,372 | $ 0.59 |
| **Basic income per common unit** | | | | | | |
| Income available to common unitholders | 141,813 | 120,623 | $ 1.18 | 190,152 | 118,624 | $ 1.60 |
| Dilutive units for long-term compensation plans | — | 831 | | — | 748 | |
| **Diluted income per common unit** | | | | | | |
| Income available to common unitholders | $ 141,813 | 121,454 | $ 1.17 | $ 190,152 | 119,372 | $ 1.59 |

| | 2010 | | |
|---|---|---|---|
| | Income (Numerator) | Weighted Average Units (Denominator) | Per Unit |
| Income from continuing operations net of noncontrolling interest | $ 129,975 | | |
| Less: Preferred unit distributions | (21,012) | | |
| Excess of preferred unit carrying amount over redemption | — | | |
| **Basic income from continuing operations** | | | |
| Income from continuing operations available to common unitholders | 108,963 | 116,871 | $ 0.92 |
| Dilutive units for long-term compensation plans | — | 682 | |
| **Diluted income from continuing operations** | | | |
| Income from continuing operations available to common unitholders | 108,963 | 117,553 | $ 0.91 |
| **Basic income from discontinued operations** | | | |
| Discontinued operations | 23,235 | 116,871 | $ 0.21 |
| Dilutive units for long-term compensation plans | — | 682 | |
| **Diluted income from discontinued operations** | | | |
| Discontinued operations | 23,235 | 117,553 | $ 0.21 |
| **Basic income per common unit** | | | |
| Income available to common unitholders | 132,198 | 116,871 | $ 1.13 |
| Dilutive units for long-term compensation plans | — | 682 | |
| **Diluted income per common unit** | | | |
| Income available to common unitholders | $ 132,198 | 117,553 | $ 1.12 |

Dilutive units for long-term compensation plans represent the unvested common units outstanding during the year as well as the dilutive effect of outstanding options. The amounts of anti-dilutive options that were excluded from the computation of diluted income per common unit as the exercise price was higher than the average unit price of the Company in 2012, 2011 and 2010 were 905,000, 1,685,000 and 1,433,000, respectively.

During the years ended December 31, 2012, 2011 and 2010, 841,000, 256,000 and 315,000 common units, respectively, were issued upon the exercise of options.

During the years ended December 31, 2012, 2011 and 2010, individuals acquired 94,895, 119,987 and 82,621 common shares of the Trust in exchange for the same number of common units of the Operating Partnership. These individuals acquired these common units in connection with their contributions to the Operating Partnership of certain assets in prior years. The exchange of common shares for the common units is exempt from the registration requirement of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereunder.

During the years ended December 31, 2012, 2011 and 2010, distributions per common unit were $1.90 for each period.

## 5. OTHER COMPREHENSIVE INCOME OF THE TRUST

The functional currency of the Trust's United Kingdom operations is pounds sterling. The Trust translates the financial statements for the United Kingdom operations into US dollars. Gains and losses resulting from this translation are included in accumulated other comprehensive income (loss) as a separate component of shareholders' equity. A proportionate amount of gain or loss is allocated to noncontrolling interest - operating partnership - common units. Accumulated other comprehensive income (loss) consists solely of the foreign currency translation adjustments described above. Upon sale or upon complete or substantially complete liquidation of the Trust's foreign investment, the gain or loss on the sale will include the cumulative translation adjustments that have been previously recorded in accumulated other comprehensive income (loss) and noncontrolling interest - operating partnership - common units.

## 6. OTHER COMPREHENSIVE INCOME OF THE OPERATING PARTNERSHIP

The functional currency of the Operating Partnership's United Kingdom operations is pounds sterling. The Operating Partnership translates the financial statements for the United Kingdom operations into US dollars. Gains and losses resulting from this translation are included in general partner's equity and limited partners' equity – common units. Upon sale or upon complete or substantially complete liquidation of the Operating Partnership's foreign investment, the gain or loss on the sale will include the cumulative translation adjustments that have been previously recorded in general partner's equity and limited partners' equity – common units.

## 7. REAL ESTATE

The Company owns and operates industrial and office properties. The carrying value of these properties by type as of December 31, 2012 and 2011 is as follows (in thousands):

| | Land And Land Improvements | Building And Improvements | Total | Accumulated Depreciation |
|---|---|---|---|---|
| 2012 | | | | |
| Industrial properties | $445,721 | $2,097,334 | $2,543,055 | $511,259 |
| Office properties | 454,780 | 2,256,099 | 2,710,879 | 658,771 |
| 2012 Total | $900,501 | $4,353,433 | $5,253,934 | $1,170,030 |
| 2011 | | | | |
| Industrial properties | $401,849 | $1,878,520 | $2,280,369 | $453,576 |
| Office properties | 450,936 | 2,213,536 | 2,664,472 | 593,760 |
| 2011 Total | $852,785 | $4,092,056 | $4,944,841 | $1,047,336 |

Depreciation expense was $140.6 million in 2012, $144.3 million in 2011 and $147.3 million in 2010.

Information on the operating properties the Company sold during the years ended December 31, 2012 and 2011 is as follows:

**2012 Sales**

| Reportable Segment | Number of Buildings | Leaseable Square Feet | Gross Proceeds |
|---|---|---|---|
| | | | (in thousands) |
| Northeast | | | |
| Southeastern PA | 3 | 308,344 | $ 23,300 |
| Lehigh/Central PA | 1 | 45,000 | 2,025 |
| Northeast - Other | 8 | 632,758 | 49,386 |
| Central | 20 | 996,115 | 69,861 |
| South | 18 | 1,055,840 | 83,888 |
| Total | 50 | 3,038,057 | $ 228,460 |

**2011 Sales**

| Reportable Segment | Number of Buildings | Leaseable Square Feet | Gross Proceeds |
|---|---|---|---|
| | | | (in thousands) |
| Northeast | | | |
| Southeastern PA | 1 | 35,212 | $ 3,882 |
| Lehigh/Central PA | 32 | 1,422,501 | 124,000 |
| Northeast - Other | 2 | 91,698 | 11,351 |
| Central | 6 | 919,480 | 71,301 |
| South | 21 | 1,750,489 | 154,656 |
| Total | 62 | 4,219,380 | $ 365,190 |

## 8. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

Listed below are the unconsolidated joint ventures in which the Company has a noncontrolling interest. The Company receives fees from these joint ventures for services it provides. These services include property management, leasing, development and administration. These fees are included in interest and other income in the accompanying consolidated statements of comprehensive income. The Company may also receive a promoted interest if certain return thresholds are met.

<u>Liberty Venture I, LP</u>

As of December 31, 2012, the Company had a 25% interest in Liberty Venture I, LP, an entity engaged in the ownership of industrial properties in New Jersey. This joint venture is part of the Company's Northeast-Other reportable segment.

As of December 31, 2012, the joint venture owned 23 industrial properties totaling 3.1 million square feet and 43 acres of developable land.

The Company recognized $619,000, $614,000 and $611,000 in fees for services during the years ended December 31, 2012, 2011 and 2010, respectively.

<u>Kings Hill Unit Trust</u>

As of December 31, 2012, the Company had a 20% interest in Kings Hill Unit Trust, an entity engaged in the ownership of office and industrial properties in the County of Kent, United Kingdom. This joint venture is part of the Company's United Kingdom reportable segment.

As of December 31, 2012, the joint venture owned five industrial properties and 10 office properties totaling 532,000 square feet.

The Company had notes receivable from Kings Hill Unit Trust for an aggregate of $14.4 million and $13.3 million as of December 31, 2012 and 2011, respectively. The notes receivable bear interest at rates of 2% to 10% and are due in January 2017. These related party receivables are reflected in investments in and advances to unconsolidated joint ventures in the Company's consolidated balance sheets.

The Company had a receivable from Kings Hill Unit Trust for $109,000 and $137,000 as of December 31, 2012 and 2011, respectively. This related party receivable is reflected in accounts receivable in the Company's consolidated balance sheets.

The Company had prepaid rent with Kings Hill Unit Trust for $46,000 and $56,000 as of December 31, 2012 and 2011, respectively. This related party asset is reflected in the prepaid expenses and other assets in the Company's consolidated balance sheets.

Income from fees and interest was $333,000, $427,000 and $465,000 during the years ended December 31, 2012, 2011 and 2010, respectively.

The joint venture is in technical, non-monetary default of its mortgage loan. Discussions with the lender regarding remedies are ongoing.

**Liberty Illinois, LP**

As of December 31, 2012, the Company had a 25% interest in Liberty Illinois, LP, an entity primarily engaged in the ownership of industrial properties in Illinois. This joint venture is part of the Company's Central reportable segment.

As of December 31, 2012, the joint venture owned 15 industrial properties totaling 5.1 million square feet and 335 acres of developable land.

The Company recognized $655,000, $635,000 and $596,000 in fees for services during the years ended December 31, 2012, 2011 and 2010, respectively.

**Blythe Valley JV Sarl**

As of December 31, 2012, the Company had a 20% interest in Blythe Valley JV Sarl, an entity engaged in the ownership of office properties in the West Midlands, United Kingdom. This joint venture is part of the Company's United Kingdom reportable segment.

As of December 31, 2012, the joint venture owned 12 office properties totaling 457,000 square feet and 98 acres of developable land.

The Company had a receivable from Blythe Valley JV Sarl for $127,000 and $151,000 as of December 31, 2012 and 2011, respectively. This related party receivable is reflected in accounts receivable in the Company's consolidated balance sheets.

The Company recognized $355,000, $335,000 and $316,000 in fees for services during the years ended December 31, 2012, 2011 and 2010, respectively.

During the year ended December 31, 2012 the joint venture recorded an impairment charge, the Company's share of which was sufficient to bring the Company's investment in the joint venture to zero. The Company's share of this impairment charge was $4.6 million and is reflected in equity in (loss) earnings of unconsolidated joint ventures in the Company's consolidated statements of comprehensive income.

**Liberty Washington, LP**

As of December 31, 2012, the Company had a 25% interest in Liberty Washington, LP, an entity engaged in the ownership of office properties in Northern Virginia and Washington, D.C. This joint venture is part of the Company's Metro reportable segment.

As of December 31, 2012, the joint venture owned 25 office properties totaling 2.6 million square feet and six acres of developable land.

The Company had a payable to Liberty Washington, LP for $223,000 as of December 31, 2011. This related party payable is reflected in investments in and advances to unconsolidated joint ventures in the Company's consolidated balance sheets. There was no payable as of December 31, 2012.

The Company had a receivable from Liberty Washington, LP as of both December 31, 2012 and 2011 for $1.2 million. This related party receivable is reflected as prepaid expenses and other assets in the Company's consolidated balance sheets.

The Company recognized $4.5 million, $4.0 million and $4.0 million in interest and fees for services during the years ended December 31, 2012, 2011 and 2010, respectively.

**Liberty/Commerz 1701 JFK Boulevard, LP**

As of December 31, 2012, the Company had a 20% interest in Liberty/Commerz 1701 JFK Boulevard, LP ("Liberty/Commerz"), an entity engaged in the ownership of a 1.25 million square foot office tower in Philadelphia, Pennsylvania. This joint venture is part of the Company's Metro reportable segment.

The Company had a receivable from this joint venture for $266,000 and $2.2 million as of December 31, 2012 and 2011, respectively. This related party receivable is reflected in investments in and advances to unconsolidated joint ventures in the Company's consolidated balance sheets.

The Company had a receivable from this joint venture for $175,000 as of December 31, 2012. This related party receivable is reflected in prepaid expenses and other assets in the Company's consolidated balance sheets. Additionally, the Company had a receivable from this joint venture for $204,000 and $272,000 as of December 31, 2012 and 2011, respectively. This related party receivable is reflected in accounts receivable in the Company's consolidated balance sheets.

The Company recognized $2.2 million, $2.1 million and $2.0 million in fees for services during the years ended December 31, 2012, 2011, and 2010 respectively.

**Other Joint Ventures**

As of December 31, 2012, the Company had a 50% ownership interest in three additional unconsolidated joint ventures. One of these joint ventures has four operating properties and an investment in land held for development and is part of the Company's South reportable segment. One of these joint ventures has one operating property and an investment in land held for development and is part of the Company's United Kingdom reportable segment. The final joint venture has a leasehold interest and does not operate or own operating properties and is part of the Company's United Kingdom reportable segment. As of December 31, 2012 and 2011, the Company had a $3.0 million note payable due to this joint venture. The note payable is interest free and is due upon written notice from the joint venture.

The Company's share of each of the joint venture's earnings is included in equity in earnings of unconsolidated joint ventures in the accompanying consolidated statements of comprehensive income.

**Summary Financial Data**

The condensed balance sheets as of December 31, 2012 and 2011 and condensed statements of income for Liberty Venture I, LP, Kings Hill Unit Trust, Liberty Illinois, LP, Blythe Valley JV Sarl, Liberty Washington, LP, Liberty/Commerz and the other unconsolidated joint ventures for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

Condensed Balance Sheets:

| | December 31, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Liberty Venture I, LP | Kings Hill Unit Trust | Liberty Illinois, LP | Blythe Valley JV Sarl | Liberty Washington, LP | Liberty/ Commerz | Other | Total |
| Real estate assets | $ 129,296 | $ 193,628 | $ 259,786 | $ 124,204 | $ 929,790 | $ 494,045 | $ 69,680 | $ 2,200,429 |
| Accumulated depreciation | (28,849) | (22,666) | (36,978) | (23,764) | (116,072) | (69,572) | (6,853) | (304,754) |
| Real estate assets, net | 100,447 | 170,962 | 222,808 | 100,440 | 813,718 | 424,473 | 62,827 | 1,895,675 |
| Land held for development | 2,760 | — | 42,734 | 38,683 | 2,000 | — | 23,193 | 109,370 |
| Other assets | 9,845 | 13,736 | 14,974 | 10,934 | 62,647 | 50,638 | 14,294 | 177,068 |
| Total assets | $ 113,052 | $ 184,698 | $ 280,516 | $ 150,057 | $ 878,365 | $ 475,111 | $100,314 | $ 2,182,113 |
| Debt | $ 73,426 | $ 117,308 | $ 140,400 | $ 192,803 | $ 341,804 | $ 324,000 | $ 43,946 | $ 1,233,687 |
| Other liabilities | 3,754 | 77,832 | 7,675 | 80,326 | 21,989 | 9,257 | 6,173 | 207,006 |
| Equity | 35,872 | (10,442) | 132,441 | (123,072) | 514,572 | 141,854 | 50,195 | 741,420 |
| Total liabilities and equity | $ 113,052 | $ 184,698 | $ 280,516 | $ 150,057 | $ 878,365 | $ 475,111 | $100,314 | $ 2,182,113 |
| Company's net investment in unconsolidated joint ventures (1) | $ 8,205 | $ 10,341 | $ 21,331 | $ — | $ 76,965 | $ 27,305 | $ 24,874 | $ 169,021 |

| | December 31, 2011 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Liberty Venture I, LP | Kings Hill Unit Trust | Liberty Illinois, LP | Blythe Valley JV Sarl | Liberty Washington, LP | Liberty/ Commerz | Other | Total |
| Real estate assets | $ 126,996 | $ 183,097 | $ 256,441 | $ 192,847 | $ 917,879 | $ 493,737 | $ 68,363 | $ 2,239,360 |
| Accumulated depreciation | (25,466) | (18,510) | (30,633) | (18,781) | (93,569) | (55,588) | (5,242) | (247,789) |
| Real estate assets, net | 101,530 | 164,587 | 225,808 | 174,066 | 824,310 | 438,149 | 63,121 | 1,991,571 |
| Land held for development | 2,760 | — | 42,670 | 36,868 | 2,000 | — | 14,929 | 99,227 |
| Other assets | 10,386 | 11,528 | 12,667 | 10,640 | 58,125 | 51,043 | 24,852 | 179,241 |
| Total assets | $ 114,676 | $ 176,115 | $ 281,145 | $ 221,574 | $ 884,435 | $ 489,192 | $102,902 | $ 2,270,039 |
| Debt | $ 74,651 | $ 112,835 | $ 140,400 | $ 184,436 | $ 349,234 | $ 324,000 | $ 44,691 | $ 1,230,247 |
| Other liabilities | 3,291 | 71,539 | 6,683 | 73,737 | 23,995 | 11,069 | 8,204 | 198,518 |
| Equity | 36,734 | (8,259) | 134,062 | (36,599) | 511,206 | 154,123 | 50,007 | 841,274 |
| Total liabilities and equity | $ 114,676 | $ 176,115 | $ 281,145 | $ 221,574 | $ 884,435 | $ 489,192 | $102,902 | $ 2,270,039 |
| Company's net investment in unconsolidated joint ventures (1) | $ 8,428 | $ 9,634 | $ 21,348 | $ 3,663 | $ 74,893 | $ 31,615 | $ 25,106 | $ 174,687 |

(1) Differences between the Company's net investment in unconsolidated joint ventures and its underlying equity in the net assets of the venture are primarily a result of impairments related to the Company's investment in unconsolidated joint ventures, the deferral of gains associated with the sales of properties to joint ventures in which the Company retains an ownership interest and loans made to the joint ventures by the Company. These adjustments have resulted in an aggregate difference reducing the Company's investments in unconsolidated joint ventures by $28.5 million and $42.7 million as of December 31, 2012 and 2011, respectively. Differences between historical cost basis and the basis reflected at the joint venture level (other than loans) are typically depreciated over the life of the related asset.

## Condensed Statements of Operations:

| | Year Ended December 31, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Liberty Venture I, LP | Kings Hill Unit Trust | Liberty Illinois, LP | Blythe Valley JV Sarl | Liberty Washington, LP | Liberty/ Commerz | Other | Total |
| Total revenue | $ 15,328 | $ 15,642 | $ 22,156 | $ 14,278 | $ 81,128 | $ 62,484 | $ 7,481 | $218,497 |
| Operating expense | 5,277 | 4,237 | 8,093 | 3,921 | 27,901 | 22,935 | 2,392 | 74,756 |
| | 10,051 | 11,405 | 14,063 | 10,357 | 53,227 | 39,549 | 5,089 | 143,741 |
| Interest | (5,402) | (6,520) | (8,348) | (12,130) | (21,260) | (20,501) | (2,989) | (77,150) |
| Depreciation and amortization | (3,930) | (3,731) | (7,395) | (4,148) | (28,749) | (15,411) | (1,885) | (65,249) |
| Other income/(expense) | 40 | (160) | 31 | 211 | 149 | (80) | 21 | 212 |
| Impairment | — | — | — | (77,026) | — | — | — | (77,026) |
| Net income (loss) | $ 759 | $ 994 | $ (1,649) | $ (82,736) | $ 3,367 | $ 3,557 | $ 236 | $ (75,472) |
| Company's equity in earnings (loss) of unconsolidated joint ventures | $ 306 | $ 352 | $ 106 | $ (5,610) | $ 3,243 | $ 1,304 | $ (382) | $ (681) |

| | Year Ended December 31, 2011 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Liberty Venture I, LP | Kings Hill Unit Trust | Liberty Illinois, LP | Blythe Valley JV Sarl | Liberty Washington, LP | Liberty/ Commerz | Other | Total |
| Total revenue | $ 17,008 | $ 16,389 | $ 20,245 | $ 13,950 | $ 76,811 | $ 62,225 | $ 7,212 | $ 213,840 |
| Operating expense | 5,912 | 3,372 | 8,055 | 3,942 | 27,074 | 20,575 | 1,869 | 70,799 |
| | 11,096 | 13,017 | 12,190 | 10,008 | 49,737 | 41,650 | 5,343 | 143,041 |
| Interest | (5,472) | (5,979) | (8,348) | (14,991) | (22,998) | (20,445) | (3,169) | (81,402) |
| Depreciation and amortization | (4,088) | (4,219) | (7,342) | (4,951) | (28,618) | (15,494) | (1,793) | (66,505) |
| Other income/(expense) | 985 | (511) | (56) | (191) | 125 | (2,046) | (509) | (2,203) |
| Gain (loss) on sale | 1,515 | — | — | (1,605) | — | — | 1,253 | 1,163 |
| Net income (loss) | $ 4,036 | $ 2,308 | $ (3,556) | $ (11,730) | $ (1,754) | $ 3,665 | $ 1,125 | $ (5,906) |
| Company's equity in earnings (loss) of unconsolidated joint ventures | $ 1,212 | $ 637 | $ (394) | $ (1,898) | $ 1,889 | $ 1,314 | $ 736 | $ 3,496 |

| | Year Ended December 31, 2010 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Liberty Venture I, LP | Kings Hill Unit Trust | Liberty Illinois, LP | Blythe Valley JV Sarl | Liberty Washington, LP | Liberty/ Commerz | Other | Total |
| Total revenue | $ 17,089 | $ 15,980 | $ 20,160 | $ 13,270 | $ 72,824 | $ 61,444 | $ 7,276 | $ 208,043 |
| Operating expense | 7,352 | 2,471 | 7,782 | 3,401 | 25,614 | 21,417 | 1,271 | 69,308 |
| | 9,737 | 13,509 | 12,378 | 9,869 | 47,210 | 40,027 | 6,005 | 138,735 |
| Interest | (5,879) | (3,078) | (7,966) | (14,783) | (20,486) | (20,445) | (3,485) | (76,122) |
| Depreciation and amortization | (5,099) | (4,197) | (7,051) | (5,315) | (29,132) | (15,479) | (1,979) | (68,252) |
| Other income/(expense) | 11 | (564) | (48) | (289) | 165 | (781) | 20 | (1,486) |
| Net (loss) income | $ (1,230) | $ 5,670 | $ (2,687) | $ (10,518) | $ (2,243) | $ 3,322 | $ 561 | $ (7,125) |
| Company's equity in (loss) earnings of unconsolidated joint ventures | $ (107) | $ 1,317 | $ (174) | $ (1,980) | $ 1,624 | $ 1,157 | $ 459 | $ 2,296 |

## 9. DEFERRED FINANCING AND LEASING COSTS

Deferred financing and leasing costs at December 31, 2012 and 2011 are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Deferred leasing costs | $ 205,300 | $ 185,952 |
| Deferred financing costs | 39,942 | 40,885 |
| In-place lease value and related intangible asset | 32,709 | 26,334 |
| | 277,951 | 253,171 |
| Accumulated amortization | (136,706) | (123,557) |
| Total | $ 141,245 | $ 129,614 |

## 10. INDEBTEDNESS

### Overview

Indebtedness consists of mortgage loans, unsecured notes, and borrowings under a credit facility. The weighted average interest rates for the years ended December 31, 2012, 2011 and 2010 were 5.3%, 5.8% and 6.2%, respectively. Interest costs during the years ended December 31, 2012, 2011 and 2010 in the amount of $9.9 million, $3.0 million and $929,000, respectively, were capitalized. Cash paid for interest for the years ended December 31, 2012, 2011 and 2010 was $132.2 million, $134.3 million and $145.8 million, respectively.

The Company is subject to financial covenants contained in some of its debt agreements, the most restrictive of which are detailed below under the heading "Credit Facility." As of December 31, 2012, the Company was in compliance with all financial covenants.

The scheduled principal amortization and maturities of the Company's mortgage loans, unsecured notes outstanding and the Credit Facility (as defined below) and the related weighted average interest rates at December 31, 2012 are as follows (in thousands, except percentages):

| | Mortgages | | | | | Weighted Average Interest Rate |
|---|---|---|---|---|---|---|
| | Principal Amortization | Principal Maturities | Unsecured Notes | Credit Facility | Total | |
| 2013 | $ 5,438 | $ 4,506 | $ — | $ — | $ 9,944 | 5.59% |
| 2014 | 6,492 | 2,696 | 200,000 | — | 209,188 | 5.66% |
| 2015 | 6,107 | 44,469 | 316,000 | 92,000 | 458,576 | 4.35% |
| 2016 | 4,964 | 182,318 | 300,000 | — | 487,282 | 6.10% |
| 2017 | 3,832 | 2,349 | 296,543 | — | 302,724 | 6.60% |
| 2018 | 1,821 | — | 100,000 | — | 101,821 | 7.45% |
| 2019 | 1,811 | 3,121 | — | — | 4,932 | 3.55% |
| 2020 | 1,749 | 2,995 | 350,000 | — | 354,744 | 4.74% |
| 2021 | 1,654 | — | — | — | 1,654 | 4.76% |
| 2022 and thereafter | 24,586 | 1,947 | 700,000 | — | 726,533 | 3.84% |
| | $ 58,454 | $ 244,401 | $ 2,262,543 | $ 92,000 | $ 2,657,398 | 5.06% |

**Mortgage Loans, Unsecured Notes**

Mortgage loans with maturities ranging from 2013 to 2033 are collateralized by and in some instances cross-collateralized by properties with a net book value of $517.9 million as of December 31, 2012.

The interest rates on $2,549.4 million of mortgage loans and unsecured notes are fixed and range from 3.0% to 7.5%. The weighted average remaining term for the mortgage loans and unsecured notes is 6.0 years.

**Credit Facility**

The Company has maintained an unsecured credit facility throughout 2010, 2011 and 2012. During that period the Company has replaced, restated and amended its credit facility. This activity has resulted in changes to due dates, borrowing costs and covenant calculations. As replaced, restated and amended these credit facilities are referred to below as the "Credit Facility." The interest rate on borrowings under the Credit Facility fluctuates based upon ratings from Moody's Investors Service, Inc., Standard and Poor's Ratings Group and Fitch, Inc. Based on the Company's present ratings, borrowings under the Credit Facility are priced at LIBOR plus 107.5 basis points. The Credit Facility expires in November 2015 and has a one-year extension option at the Company's option, subject to the payment of a stated fee. The Credit Facility contains a competitive bid option, whereby participating lenders bid on the interest rate to be charged. This feature is available for up to 50% of the amount of the facility. The interest rate on the $92.0 million of borrowings outstanding as of December 31, 2012 was 1.11%. There is also a 20 basis point annual facility fee on the current borrowing capacity. The Credit Facility contains financial covenants, certain of which are set forth below:

- total debt to total assets may not exceed 0.60:1;
- earnings before interest, taxes, depreciation and amortization to fixed charges may not be less than 1.50:1;
- unsecured debt to unencumbered asset value must equal or be less than 60%; and
- unencumbered net operating income to unsecured interest expense must equal or exceed 200%.

**Activity**

In February 2012, the Company closed on a mortgage with $45.0 million of available funds bearing interest at 4.84%. As of December 31, 2012, there was $34.6 million outstanding on this loan. The net proceeds from this mortgage were used for construction costs on a property under development.

In June 2012, the Company issued $400 million of 4.125% senior unsecured notes due 2022. The net proceeds from this issuance were used to repay borrowings under the Company's unsecured credit facility and for general corporate purposes.

In August 2012, the Company used proceeds from its unsecured credit facility together with available cash on hand to repay $230.1

million of 10-year, 6.375% senior unsecured notes due August 2012.

In December 2012, the Company issued $300 million of 3.375% senior unsecured notes due 2023. The net proceeds from this issuance were used to repay borrowings under the Company's unsecured credit facility and for general corporate purposes.

During the year ended December 31, 2011, the Company used proceeds from its Credit Facility together with available cash on hand to repay $246.5 million principal value of 7.25% senior notes.

During the year ended December 31, 2010, the Company used available cash and proceeds from its Credit Facility to repay $119.3 million principal value of mortgage loans. The weighted average interest rate of these loans as of March 31, 2010 was 7.3%. The Company incurred a $1.2 million prepayment penalty and wrote off $936,000 in deferred financing costs in conjunction with the prepayment of these loans. These costs are included as interest expense in the accompanying consolidated statements of comprehensive income.

During the year ended December 31, 2010, the Company used proceeds from its Credit Facility to repay $169.7 million principal value of 8.50% senior notes due August 2010.

During the year ended December 31, 2010, the Company issued $350 million of 10-year, 4.75% senior notes. The net proceeds from this issuance were used to repay borrowings under the Company's Credit Facility and for general corporate purposes.

## 11. LEASING ACTIVITY

Future minimum rental payments due from tenants under noncancelable operating leases as of December 31, 2012 are as follows (in thousands):

| | |
|---|---|
| 2013 | $ 484,139 |
| 2014 | 419,214 |
| 2015 | 356,517 |
| 2016 | 290,852 |
| 2017 | 225,650 |
| Thereafter | 647,912 |
| TOTAL | $ 2,424,284 |

In addition to minimum rental payments, most leases require the tenants to pay for their pro rata share of specified operating expenses. These payments are included as operating expense reimbursement in the accompanying consolidated statements of comprehensive income.

## 12. NONCONTROLLING INTEREST - OPERATING PARTNERSHIP / LIMITED PARTNERS' EQUITY - PREFERRED UNITS

As of December 31, 2012, the Company had outstanding the following cumulative preferred units of the Operating Partnership:

| ISSUE | AMOUNT | UNITS | LIQUIDATION PREFERENCE | DIVIDEND RATE |
|---|---|---|---|---|
| | (in 000's) | | | |
| Series I-2 | $ 7,537 | 301 | $25 | 6.25% |

The preferred units are callable at the holder's option at any time and are callable at the Operating Partnership's option after a stated period of time for cash. The preferred units are not convertible or exchangeable into any other securities.

In addition to the units listed above, during the year ended December 31, 2011, the Company issued 362,369 Series I-1 preferred units for $9.1 million. These units were redeemed by the holder prior to December 31, 2011.

Preferred distributions related to the Series I units were $471,000 and $57,000 for the years ended December 31, 2012 and December 31, 2011, respectively.

## 13. SHAREHOLDERS' EQUITY - TRUST

### Common Shares

The Company paid to holders of its common shares and holders of its common units distributions of $229.7 million, $226.0 million and $222.6 million during the years ended December 31, 2012, 2011 and 2010, respectively. On a per share basis, the Company paid common share and common unit distributions of $1.90 during each of the years ended December 31, 2012, 2011 and 2010.

The following unaudited table summarizes the taxability of common share distributions (taxability for 2012 is estimated):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Ordinary dividend | $ 1.5036 | $ 1.4300 | $ 1.4812 |
| Qualified dividend | — | — | — |
| Capital gain - 15% | — | 0.1708 | — |
| IRC Sec 1250 unrecapture gain - 25% | 0.0164 | 0.2992 | 0.0128 |
| Return of capital | 0.3800 | — | 0.4060 |
| Total | $ 1.9000 | $ 1.9000 | $ 1.9000 |

The Company's tax return for the year ended December 31, 2012 has not been filed. The taxability information presented for the 2012 distributions is based upon the best available data. The Company's prior federal income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations is susceptible to varying interpretations, the taxability of distributions could be changed at a later date upon final determination by taxing authorities.

### Common Shares Held in Treasury

The Company has a share repurchase plan under which the Company may purchase up to $100 million of the Company's common shares and preferred shares (as defined below).

The Company purchased no common shares under the share repurchase plan during 2012, 2011 or 2010.

### Common units

The common units of the Operating Partnership not held by the Trust outstanding as of December 31, 2012 have the same economic characteristics as common shares of the Trust. The 3,713,851 outstanding common units of the Operating Partnership not held by the Trust share proportionately in the net income or loss and in any distributions of the Operating Partnership. The common units of the Operating Partnership not held by the Trust are redeemable at any time at the option of the holder. The Trust, as the sole general partner of the Operating Partnership, may at its option elect to settle the redemption in cash or through the exchange on a one-for-one basis with unregistered common shares of the Trust. The market value of the 3,713,851 outstanding common units based on the closing price of the common shares of the Company at December 31, 2012 was $132.9 million.

No common units were issued in connection with acquisitions during 2012, 2011 or 2010.

### Preferred units

In addition to the preferred units identified above (see Note 12), as of December 31, 2012, the Trust had outstanding the following cumulative redeemable preferred units of the Operating Partnership (the "Equity Preferred Units"):

| ISSUE | AMOUNT (in 000's) | UNITS | LIQUIDATION PREFERENCE | DIVIDEND RATE | REDEEMABLE AS OF | EXCHANGEABLE AFTER |
|---|---|---|---|---|---|---|
| Series E | $ 20,000 | 400 | $50 | 7.00% | 6/16/2010 | 6/16/15 into Series E Cumulative Redeemable Preferred Shares of the Trust |
| Series F | $ 17,500 | 350 | $50 | 6.65% | 6/30/2010 | 12/12/15 into Series F Cumulative Redeemable Preferred Shares of the Trust |
| Series G | $ 27,000 | 540 | $50 | 6.70% | 12/15/2011 | 12/15/16 into Series G Cumulative Redeemable Preferred Shares of the Trust |

The Equity Preferred Units are callable at the Operating Partnership's option after a stated period of time. The Trust as the sole general partner of the Operating Partnership may at its option elect to settle the redemption for cash or through the exchange on a one-for-one basis with unregistered preferred shares of the Trust.

During the year ended December 31, 2012, the Company redeemed $32.5 million of outstanding 6.65% Series F Cumulative Redeemable Preferred Units for $26.0 million. Also, the Company redeemed $95.0 million of outstanding 7.45% Series B Cumulative Redeemable Preferred Units and $100.0 million of outstanding 7.40% Series H Cumulative Redeemable Preferred Units at par. In connection with these redemptions, during the year ended December 31, 2012, the Company recognized a $3.7 million net gain relating to the excess of preferred unit carrying amount over redemption price net of certain costs.

The Company paid the following Equity Preferred Unit distributions for the years ended December 31:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Distributions (in millions) | $9.9 | $21.0 | $21.0 |
| Distribution per unit: | | | |
| Series B | $0.45 | $1.86 | $1.86 |
| Series E | $3.50 | $3.50 | $3.50 |
| Series F | $1.43 | $3.33 | $3.33 |
| Series G | $3.35 | $3.35 | $3.35 |
| Series H | $0.77 | $1.85 | $1.85 |

As of December 31, 2012, the Company had 14,723,000 authorized but unissued preferred shares.

**Dividend Reinvestment and Share Purchase Plan**

The Company has a Dividend Reinvestment and Share Purchase Plan under which holders of common shares may elect to automatically reinvest their distributions in additional common shares and may make optional cash payments for additional common shares. The Company may issue additional common shares or repurchase common shares in the open market for purposes of satisfying its obligations under the Dividend Reinvestment and Share Purchase Plan. During the years ended December 31, 2012, 2011, and 2010, 1,037,712, 1,181,776, and 915,363 common shares, respectively, were issued through the Dividend Reinvestment and Share Purchase Plan. The Company used the proceeds to pay down outstanding borrowings under the Company's Credit Facility and for general corporate purposes.

**Continuous Equity Offering**

The Company has a continuous equity offering program in place for up to $200 million of equity. The Company did not sell any common shares pursuant to a continuous offering program during 2012, 2011 or 2010.

**Noncontrolling Interest - Consolidated Joint Ventures**

Noncontrolling interest - consolidated joint ventures includes third-party ownership interests in consolidated joint venture investments.

## 14. OWNERS' EQUITY - OPERATING PARTNERSHIP

**Common Units**

General and limited partners' equity - common units relates to limited partnership interests of the Operating Partnership issued in connection with the formation of the Operating Partnership and certain subsequent acquisitions. The common units outstanding as of December 31, 2012 have the same economic characteristics as common shares of the Trust. The 3,713,851 outstanding common units are the limited partners' equity - common units held by persons and entities other than the Trust, the general partner of the Operating Partnership, which holds a number of common units equal to the number of outstanding common shares of beneficial interest. Both the common units held by the Trust and the common units held by persons and entities other than the Trust are counted in the weighted average number of common units outstanding during any given period. The 3,713,851 outstanding common units share proportionately in the net income or loss and in any distributions of the Operating Partnership and are exchangeable into the same number of common shares of the Trust. The market value of the 3,713,851 outstanding common units at December 31, 2012 based on the closing price of the common shares of the Company at December 31, 2012 was $132.9 million.

**Preferred Units**

The following are the Equity Preferred Units of the Operating Partnership:

| ISSUE | AMOUNT (in 000's) | UNITS | LIQUIDATION PREFERENCE | DIVIDEND RATE | REDEEMABLE AS OF | EXCHANGEABLE AFTER |
|---|---|---|---|---|---|---|
| Series E | $ 20,000 | 400 | $50 | 7.00% | 6/16/2010 | 6/16/15 into Series E Cumulative Redeemable Preferred Shares of the Trust |
| Series F | $ 17,500 | 350 | $50 | 6.65% | 6/30/2010 | 12/12/15 into Series F Cumulative Redeemable Preferred Shares of the Trust |
| Series G | $ 27,000 | 540 | $50 | 6.70% | 12/15/2011 | 12/15/16 into Series G Cumulative Redeemable Preferred Shares of the Trust |

The Equity Preferred Units are callable at the Operating Partnership's option after a stated period of time. The Trust as the sole general partner of the Operating Partnership may at its option elect to settle the redemption for cash or through the exchange on a one-for-one basis with unregistered preferred shares of the Trust.

During the year ended December 31, 2012, the Company redeemed $32.5 million of outstanding 6.65% Series F Cumulative Redeemable Preferred Units for $26.0 million. Also, the Company redeemed $95.0 million of outstanding 7.45% Series B Cumulative Redeemable Preferred Units and $100.0 million of outstanding 7.40% Series H Cumulative Redeemable Preferred Units at par. In connection with these redemptions, during the year ended December 31, 2012, the Company recognized a $3.7 million net gain relating to the excess of preferred unit carrying amount over redemption price net of certain costs.

The Operating Partnership paid the following Equity Preferred Unit distributions for the years ended December 31:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Distributions (in millions) | $9.9 | $21.0 | $21.0 |
| Distribution per unit: | | | |
| Series B | $0.45 | $1.86 | $1.86 |
| Series E | $3.50 | $3.50 | $3.50 |
| Series F | $1.43 | $3.33 | $3.33 |
| Series G | $3.35 | $3.35 | $3.35 |
| Series H | $0.77 | $1.85 | $1.85 |

**Continuous Equity Offering**

The Company has a continuous equity offering program in place for up to $200 million of equity. The Company did not sell any common shares pursuant to a continuous offering program during 2012, 2011 or 2010.

**Noncontrolling Interest - Consolidated Joint Ventures**

Noncontrolling interest - consolidated joint ventures includes third-party ownership interests in consolidated joint venture investments.

## 15. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan for the benefit of its full-time employees. The Company matches the employees' contributions up to 3% of the employees' salary and may also make annual discretionary contributions. Total 401(k) expense recognized by the Company was $865,000, $768,000 and $788,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

## 16. SHARE BASED COMPENSATION

**Compensation Plans**

The Company has a share-based compensation plan (the "Plan") which is utilized to compensate key employees, non-employee trustees and consultants. In addition, the Company has a 2008 Long-Term Incentive Plan (the "2008 Plan") which is applicable to the Company's executive officers. Pursuant to both the Plan and the 2008 Plan, grants of stock options, restricted shares and restricted stock units have been made. The Company has authorized the grant of shares and options under the Plan and the 2008 Plan of up to 21.1 million common shares of the Company.

**Options**

All options granted have 10-year terms and most options vest and are expensed over a 3-year period, with options to purchase up to 20% of the shares exercisable after the first anniversary, up to 50% after the second anniversary and 100% after the third anniversary of the date of grant.

Share based compensation cost related to options for the years ended December 31, 2012, 2011 and 2010 was $1.7 million, $1.7 million and $2.0 million, respectively.

The fair value of share option awards is estimated on the date of the grant using the Black-Scholes option valuation model. The following weighted-average assumptions were utilized in calculating the fair value of options granted during the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Risk-free interest rate | 1.1% | 2.1% | 2.3% |
| Dividend yield | 5.7% | 6.1% | 7.6% |
| Historical volatility factor | 0.377 | 0.366 | 0.357 |
| Weighted-average expected life | 5 years | 5 years | 5 years |

The historical volatility factor is based on the Company's historical share prices. The weighted-average expected life is based on the contractual term of the options as well as the historical periods held before exercise.

A summary of the Company's share option activity and related information for the year ended December 31, 2012 follows:

| | Options (000s) | Weighted Average Exercise Price |
|---|---|---|
| Outstanding January 1, 2012 | 3,311 | $33.37 |
| Granted | 257 | 34.77 |
| Exercised | (841) | 27.21 |
| Expired | (65) | 31.33 |
| Outstanding December 31, 2012 | 2,662 | $35.50 |
| Exercisable at December 31, 2012 | 1,974 | $36.14 |

The weighted average fair value of options granted during the years ended December 31, 2012, 2011 and 2010 was $6.55, $6.17 and $5.00, respectively. Exercise prices for options outstanding as of December 31, 2012 ranged from $20.32 to $49.74. The weighted average remaining contractual life of the options outstanding and exercisable at December 31, 2012 was 5.4 years and 4.4 years, respectively.

During the years ended December 31, 2012, 2011 and 2010, the total intrinsic value of share options exercised (the difference between the market price at exercise and the price paid by the individual to exercise the option) was $5.9 million, $900,000 and $1.4 million, respectively. As of December 31, 2012, 905,000 of the options outstanding and exercisable had an exercise price higher than the closing price of the Company's common shares and are considered to have no intrinsic value at that date. As of December 31, 2012, 1,069,000 options outstanding and exercisable had an exercise price lower than the closing price of the Company's common shares. The aggregate intrinsic value of these options was $6.5 million at that date. The total cash received from the exercise of options for the years ended December 31, 2012, 2011 and 2010 was $22.9 million, $7.6 million and $8.5 million, respectively. The Company has historically issued new shares to satisfy share option exercises.

As of December 31, 2012, there was $652,000 of unrecognized compensation costs related to nonvested options granted under the Plan. That cost is expected to be recognized over a weighted average period of 0.7 years.

**Long Term Incentive Shares ("LTI")**

Restricted LTI share grants made under the Plan are valued at the grant date fair value, which is the market price of the underlying common shares, and vest ratably over a 5-year period beginning with the first anniversary of the grant.

During 2012, 2011 and 2010, the Company granted restricted stock units to the executive officers pursuant to the 2008 Plan. For the chief executive officer's 2012 award, a portion of the restricted stock units will vest up to 272% at the end of a 3-year period and a portion of the restricted stock units for the other executives, as well as the chief executive officer's 2010 and 2011 awards, will vest up to 200% at the end of a 3-year period. A portion ("First Portion") of the award vests based on whether the Company's total return exceeds the average total returns of a selected group of peer companies. The grant date fair value of the First Portion was calculated based on a Monte Carlo simulation model and was determined to be 159% of the market value of a common share as of the grant date ("Market Value") for the chief executive officer and 127% of the Market Value for the other executives as of December 31, 2012. Prior to 2012, this calculation was the same for all executives and was 146% and 141% as of December 31 2011 and 2010, respectively, of the Market Value. The First Portion is amortized over the respective 3-year period subject to certain accelerated vesting due to the age and years of service of certain executive officers. Another portion ("Second Portion") of the award vests based on the Company's Funds from operations. Targets are established for each of the 3 years in the relevant award period. Depending on how each year's performance compares to the projected performance for that year, the restricted stock units are deemed earned and will vest at the end of the award period. The fair value of the Second Portion is based on the market value of a common share as of the grant date and is being amortized to expense during the period from grant date to the vesting dates, adjusting for the expected level of vesting that is anticipated to occur at those dates also subject to certain accelerated vesting provisions as described above.

Share-based compensation cost related to restricted LTI share grants for the years ended December 31, 2012, 2011 and 2010 were $8.7 million, $8.2 million and $6.6 million, respectively.

The Company's restricted LTI share activity for the year ended December 31, 2012 is as follows:

| | Shares (000s) | Weighted Avg. Grant Date Fair value |
|---|---|---|
| Nonvested at January 1, 2012 | 745 | $29.86 |
| Granted | 417 | 34.61 |
| Vested | (312) | 23.99 |
| Forfeited | (1) | 33.93 |
| Nonvested at December 31, 2012 | 849 | $34.35 |

The weighted average fair value of restricted shares granted during the years ended December 31, 2012, 2011 and 2010 was $34.61 per share, $33.62 per share and $32.65 per share, respectively. As of December 31, 2012, there was $12.5 million of total unrecognized compensation cost related to nonvested shares granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.6 years. The total fair value of restricted shares vested during the years ended December 31, 2012, 2011 and 2010 was $7.5 million, $6.2 million and $3.9 million, respectively.

**Bonus Shares**

The Plan provides that employees of the Company may elect to receive bonuses or commissions in the form of common shares in lieu of cash ("Bonus Shares"). By making such election, the employee receives shares equal to 120% of the cash value of the bonus or commission, less applicable withholding tax. Bonus Shares issued for the years ended December 31, 2012, 2011 and 2010 were 80,573, 85,471 and 60,238, respectively. Share-based compensation cost related to Bonus Shares for the years ended December 31, 2012, 2011 and 2010 was $2.9 million, $2.8 million and $2.0 million, respectively.

**Profit Sharing Plan**

The Plan provides that employees of the Company, below the officer level, may receive up to 5% of base pay in the form of cash contributions to an investment account depending on Company performance. Prior to 2011, these contributions were made in Company shares. Shares issued in conjunction with the profit sharing plan for the year ended December 31, 2010 was 17,769 shares. Compensation cost related to the profit sharing plan for the years ended December 31, 2012, 2011 and 2010 was $564,000, $868,000 and $387,000 respectively.

An additional 7,156,179, 7,899,926 and 8,365,493 common shares were reserved for issuance for future grants under the Plan and the 2008 Plan at December 31, 2012, 2011 and 2010, respectively.

**Employee Share Purchase Plan**

The Company registered 750,000 common shares under the Securities Act of 1933, as amended, in connection with an employee share purchase plan ("ESPP"). The ESPP enables eligible employees to purchase shares of the Company, in amounts up to 10% of the employee's salary, at a 15% discount to fair market value. There were 18,611, 18,818 and 19,043 shares issued, in accordance with the ESPP, during the years ended December 31, 2012, 2011 and 2010, respectively. Share-based compensation cost related to the ESPP for the years ended December 31, 2012, 2011 and 2010 was $99,000, $67,000 and $78,000, respectively.

## 17. COMMITMENTS AND CONTINGENCIES

### Environmental Matters

Substantially all of the Properties and land were subject to Phase I Environmental Assessments and when appropriate Phase II Environmental Assessments (together, the "Environmental Assessments") obtained in contemplation of their acquisition by the Company. The Environmental Assessments did not reveal, nor is the Company aware of, any non-compliance with environmental laws, environmental liability or other environmental claim that the Company believes would likely have a material adverse effect on the Company.

### Operating Ground Lease Agreements

Future minimum rental payments under the terms of all non-cancelable operating ground leases under which the Company is the lessee, as of December 31, 2012, were as follows (in thousands):

| Year | Amount |
| --- | --- |
| 2013 | $ 163 |
| 2014 | 158 |
| 2015 | 153 |
| 2016 | 153 |
| 2017 | 153 |
| 2018 though 2054 | 5,085 |
| Total | $ 5,865 |

Operating ground lease expense incurred by the Company during the years December 31, 2012, 2011 and 2010 totaled $162,000, $219,000 and $486,000, respectively.

### Legal Matters

From time to time, the Company is a party to a variety of legal proceedings, claims and assessments arising in the normal course of business. The Company believes that as of December 31, 2012 there were no legal proceedings, claims or assessments expected to have a material adverse effect on the Company's business or financial statements.

### Other

As of December 31, 2012, the Company had letter of credit obligations of $4.9 million related to development requirements. The Company believes that it is remote that there will be a draw upon these letter of credit obligations.

As of December 31, 2012, the Company had 10 buildings under development. These buildings are expected to contain a total of 3.4 million square feet of leaseable space and represent an anticipated aggregate investment of $315.7 million. At December 31, 2012, Development in Progress totaled $248.6 million. In addition, as of December 31, 2012, the Company invested $7.6 million in deferred leasing costs related to these development buildings. Also, the Company had a signed commitment for a build-to-suit development not yet commenced for $54.6 million.

As of December 31, 2012, the Company was committed to $4.5 million in improvements on certain land parcels.

As of December 31, 2012, the Company was obligated to pay tenants for allowances for tenant improvements not yet completed for a maximum of $27.3 million.

As of December 31, 2012, the Company was committed to $34.0 million in future land purchases.

The Company maintains cash and cash equivalents at financial institutions. The combined account balances at each institution typically exceed FDIC insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes the risk is not significant.

## 18. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

A summary of quarterly results of operations for the years ended December 31, 2012 and 2011 follows. Certain amounts have been reclassified to conform to the current presentation of discontinued operations (in thousands, except per share amounts).

| | QUARTER ENDED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | DEC. 31, 2012 | SEPT. 30, 2012 | JUNE 30, 2012 | MAR. 31, 2012 | DEC. 31, 2011 | SEPT. 30, 2011 | JUNE 30, 2011 (2) | MAR. 31, 2011 |
| Operating revenue | $176,227 | $171,727 | $168,567 | $169,031 | $168,704 | $165,192 | $163,948 | $165,397 |
| Income from continuing operations | 32,178 | 31,742 | 34,460 | 35,450 | 34,387 | 35,889 | 38,987 | 30,798 |
| Discontinued operations | 8,392 | (1,845) | 3,221 | 4,153 | 6,858 | 5,792 | 53,854 | 4,145 |
| Net income | 40,570 | 29,897 | 37,681 | 39,603 | 41,245 | 41,681 | 92,841 | 34,943 |
| Income per common share - basic (1) | 0.33 | 0.24 | 0.29 | 0.32 | 0.30 | 0.31 | 0.74 | 0.25 |
| Income per common share - diluted (1) | 0.32 | 0.24 | 0.29 | 0.32 | 0.30 | 0.31 | 0.74 | 0.25 |

(1) The sum of quarterly financial data may vary from the annual data due to rounding.
(2) Includes gain on sale included in discontinued operations of $50.2 million.

## 19. SEGMENT INFORMATION

The Company operates its portfolio of industrial and office properties primarily throughout the Mid-Atlantic, Southeastern, Midwestern and Southwestern United States and the United Kingdom. The Company reviews the performance of the portfolio on a geographical basis. The following are considered the Company's reportable segments.

| REGIONS | MARKETS |
|---|---|
| Northeast | Southeastern PA; Lehigh/Central PA; New Jersey; Maryland |
| Central | Minnesota; Chicago/Milwaukee; Houston; Arizona |
| South | Richmond/Hampton Roads; Carolinas; Jacksonville; Orlando; South Florida; Tampa |
| Metro | Philadelphia; Metro Washington, D.C. |
| United Kingdom | County of Kent; West Midlands; Cambridge |

The Company evaluates the performance of its reportable segments based on net operating income. Net operating income includes operating revenue from external customers, real estate taxes, amortization of lease transaction costs and other operating expenses which relate directly to the management and operation of the assets within each reportable segment.

The Company's accounting policies for the segments are the same as those used in the Company's consolidated financial statements. There are no material inter-segment transactions.

The operating information by reportable segment is as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Operating revenue** | | | |
| Northeast - Southeastern PA | $ 169,645 | $ 174,063 | $ 181,412 |
| Northeast - Lehigh / Central PA | 96,804 | 99,311 | 103,802 |
| Northeast - Other | 62,823 | 70,582 | 74,660 |
| Central | 120,316 | 126,268 | 125,501 |
| South | 209,656 | 222,004 | 232,071 |
| Metro | 33,360 | 28,578 | 28,617 |
| United Kingdom | 4,694 | 4,408 | 4,211 |
| **Segment-level operating revenue** | 697,298 | 725,214 | 750,274 |
| Reconciliation to total operating revenues | | | |
| Discontinued operations | (12,203) | (62,181) | (98,090) |
| Other | 457 | 208 | (175) |
| **Total operating revenue** | $ 685,552 | $ 663,241 | $ 652,009 |
| **Net operating income** | | | |
| Northeast - Southeastern PA | $ 98,729 | $ 101,982 | $ 108,593 |
| Northeast - Lehigh / Central PA | 65,566 | 64,786 | 66,632 |
| Northeast - Other | 31,711 | 35,017 | 37,234 |
| Central | 63,765 | 68,114 | 70,386 |
| South | 126,281 | 132,703 | 136,135 |
| Metro | 23,435 | 19,370 | 20,713 |
| United Kingdom | (257) | (178) | 243 |
| **Segment-level net operating income** | 409,230 | 421,794 | 439,936 |
| Reconciliation to income from continuing operations | | | |
| Interest expense (1) | (123,146) | (131,046) | (149,704) |
| Depreciation/amortization expense (2) | (104,643) | (106,487) | (109,265) |
| Gain on property dispositions | 4,123 | 5,025 | 4,238 |
| Equity in (loss) earnings of unconsolidated joint ventures | (681) | 3,496 | 2,296 |
| General and administrative expense (2) | (40,831) | (36,140) | (32,805) |
| Discontinued operations excluding gain on property dispositions | (2,538) | (10,067) | (16,378) |
| Income taxes (2) | (874) | (841) | (1,606) |
| Other | (6,810) | (5,673) | (6,572) |
| **Income from continuing operations** | $ 133,830 | $ 140,061 | $ 130,140 |

(1) Includes interest on discontinued operations.
(2) Excludes costs which are included in determining segment-level net operating income.

The Company's operating revenue by product type and by reportable segment for the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands):

| | Year Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31, 2012 | | | December 31, 2011 | | | December 31, 2010 | | |
| | Industrial | Office | Total | Industrial | Office | Total | Industrial | Office | Total |
| Northeast - Southeastern PA | $ 28,604 | $ 141,041 | $ 169,645 | $ 29,290 | $ 144,773 | $ 174,063 | $ 30,515 | $ 150,897 | $ 181,412 |
| Northeast - Lehigh / Central PA | 94,440 | 2,364 | 96,804 | 93,193 | 6,118 | 99,311 | 91,826 | 11,976 | 103,802 |
| Northeast - Other | 16,473 | 46,350 | 62,823 | 18,369 | 52,213 | 70,582 | 20,862 | 53,798 | 74,660 |
| Central | 67,283 | 53,033 | 120,316 | 61,370 | 64,898 | 126,268 | 57,438 | 68,063 | 125,501 |
| South | 93,346 | 116,310 | 209,656 | 91,439 | 130,565 | 222,004 | 95,123 | 136,948 | 232,071 |
| Metro | 8,356 | 25,004 | 33,360 | 7,817 | 20,761 | 28,578 | 7,591 | 21,026 | 28,617 |
| United Kingdom | 1,307 | 3,387 | 4,694 | 1,288 | 3,120 | 4,408 | 1,263 | 2,948 | 4,211 |
| | $ 309,809 | $ 387,489 | 697,298 | $ 302,766 | $ 422,448 | 725,214 | $ 304,618 | $ 445,656 | 750,274 |
| Reconciliation to total operating revenue | | | | | | | | | |
| Discontinued operations | | | (12,203) | | | (62,181) | | | (98,090) |
| Other | | | 457 | | | 208 | | | (175) |
| Total operating revenue | | | $ 685,552 | | | $ 663,241 | | | $ 652,009 |

The Company's total assets by reportable segment as of December 31, 2012 and 2011 is as follows (in thousands):

| | | As of December 31, | |
|---|---|---|---|
| | | 2012 | 2011 |
| **Total assets** | | | |
| | Northeast - Southeastern PA | $ 816,437 | $ 842,779 |
| | Northeast - Lehigh / Central PA | 780,182 | 716,772 |
| | Northeast - Other | 388,446 | 424,005 |
| | Central | 1,073,631 | 991,776 |
| | South | 1,455,805 | 1,448,849 |
| | Metro | 478,835 | 383,725 |
| | United Kingdom | 138,025 | 144,558 |
| | Other | 46,610 | 37,209 |
| **Total assets** | | $ 5,177,971 | $ 4,989,673 |

The Company's real estate assets by reportable segment as of December 31, 2012 and 2011 is as follows (in thousands):

| | | As of December 31, | |
|---|---|---|---|
| | | 2012 | 2011 |
| **Real estate assets** | | | |
| | Northeast - Southeastern PA | $ 752,423 | $ 771,022 |
| | Northeast - Lehigh / Central PA | 742,464 | 677,519 |
| | Northeast - Other | 358,957 | 355,022 |
| | Central | 1,002,663 | 843,844 |
| | South | 1,375,498 | 1,288,907 |
| | Metro | 313,964 | 227,931 |
| | United Kingdom | 44,861 | 41,483 |
| **Total real estate assets** | | $ 4,590,830 | $ 4,205,728 |

The Company incurred the following costs related to its long-lived assets for the years ended December 31, 2012, 2011 and 2010 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Costs incurred on long-lived assets** | | | |
| Northeast - Southeastern PA | $ 11,577 | $ 14,851 | $ 9,567 |
| Northeast - Lehigh / Central PA | 86,245 | 66,472 | 26,139 |
| Northeast - Other | 10,943 | 9,232 | 11,974 |
| Central | 173,142 | 119,654 | 28,042 |
| South | 129,705 | 123,833 | 53,192 |
| Metro | 94,295 | 98,193 | 428 |
| United Kingdom | 6,110 | 4,838 | 4,805 |
| **Total costs incurred on long-lived assets** | $ 512,017 | $ 437,073 | $ 134,147 |

## 20. ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

The operating results and gain on disposition of real estate for properties sold and held for sale are reflected in the consolidated statements of income as discontinued operations. Prior period financial statements have been adjusted for discontinued operations. The proceeds from dispositions of operating properties with no continuing involvement were $228.5 million, $365.2 million and $29.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

A summary of the results of operations for the properties held for sale and disposed of through the respective disposition dates is as follows (in thousands):

| | For the Year Ended | | |
|---|---|---|---|
| | December 31, 2012 | December 31, 2011 | December 31, 2010 |
| Revenues | $ 12,203 | $ 62,181 | $ 98,090 |
| Operating expenses | (5,551) | (27,838) | (40,787) |
| Interest and other income | 36 | 325 | 370 |
| Interest expense | (3,516) | (10,328) | (16,753) |
| Depreciation and amortization | (634) | (14,273) | (24,542) |
| Income before property dispositions | 2,538 | 10,067 | 16,378 |
| Gain on property dispositions | 11,383 | 60,582 | 6,857 |
| Net income | $ 13,921 | $ 70,649 | $ 23,235 |

Interest expense is allocated to discontinued operations. The allocation of interest expense to discontinued operations was based on the ratio of net assets sold and held for sale to the sum of total net assets plus consolidated debt.

### Asset Impairment

During the years ended December 31, 2012, 2011 and 2010, the Company recognized impairment losses of $6.9 million, $7.8 million and $957,000, respectively. The impairment losses are for operating properties or land parcels and were in the reportable segments and for the amounts as indicated below (amounts in thousands):

| Reportable Segment | 2012 | 2011 | 2010 |
|---|---|---|---|
| | Year Ended December 31, | | |
| Southeastern PA | $ 1,699 | $ — | $ (52) [1] |
| Lehigh/Central PA | — | — | — |
| Northeast - Other | 29 | 538 | — |
| Central | 566 | 5,990 | 511 |
| South | 11 | 1,331 | 121 |
| Metro | — | (30) [1] | 377 |
| United Kingdom | 4,597 | — | — |
| Total | $ 6,902 | $ 7,829 | $ 957 |

(1) Represents recovery of estimated sales costs on properties sold.

For the year ended December 31, 2012, $2.3 million in impairments related to properties sold were included in the caption discontinued operations in the Company's consolidated statements of comprehensive income and $4.6 million in impairment was included in the caption equity in (loss) earnings of unconsolidated joint ventures in the Company's consolidated statements of comprehensive income. For the year ended December 31, 2011, $7.9 million in impairments related to properties sold were included in the caption discontinued operations in the Company's consolidated statements of comprehensive income. For the year ended December 31, 2010, $579,000 in impairment related to properties sold was included in the caption discontinued operations in the Company's consolidated statements of comprehensive income and $378,000 in impairment was included in the caption gain on property dispositions in the Company's consolidated statements of comprehensive income. The Company determined these impairments through a comparison of the aggregate future cash flows (including quoted offer prices, a Level 1 input according to the fair value hierarchy established in ASC 820) to be generated by the properties to the carrying value of the properties. The Company has evaluated each of the properties and land held for development and has determined that there are no additional valuation adjustments necessary at December 31, 2012.

## 21. SUPPLEMENTAL DISCLOSURE TO STATEMENT OF CASH FLOWS

The following are supplemental disclosures to the statements of cash flows for the years ended December 31, 2012, 2011 and 2010 (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Write-off of fully depreciated/amortized property and deferred costs | $ 31,069 | $ 16,591 | $ 35,658 |
| Write-off of depreciated property and deferred costs due to sale | 106,698 | 110,414 | 12,715 |
| Write-off of preferred units costs due to redemption | 2,806 | — | — |
| Assumption of mortgage loans in connection with the acquisition of properties | (12,537) | — | (2,833) |
| Equity contribution from consolidated joint venture partner | — | 3,500 | — |
| Issuance of preferred units | — | 16,597 | — |

Amounts paid in cash for deferred leasing costs incurred in connection with signed leases with tenants are paid in conjunction with improving (acquiring) property, plant and equipment. Such costs are not contained within net real estate. However, they are integral to the completion of a tenant lease and ultimately are related to the improvement and thus the value of the Company's property, plant and equipment. They are therefore included in investing activities in the Company's consolidated statements of cash flows.

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 1501 Perryman Road | Aberdeen, MD | $ — | $ 5,813,324 | $ 18,874,059 | $ 4,694,290 | $ 5,816,839 | $ 23,564,834 | $ 29,381,673 | $ 3,784,213 | 2005 | 5 - 40 |
| 200 Boulder Drive | Allentown, PA | — | 4,722,683 | 18,922,645 | 440,557 | 4,722,683 | 19,363,202 | 24,085,885 | 4,118,610 | 2004 | 5 - 40 |
| 250 Boulder Drive | Allentown, PA | — | 3,599,936 | 12,099,145 | 2,149,322 | 3,717,733 | 14,130,670 | 17,848,403 | 3,311,315 | 2004 | 5 - 40 |
| 400 Nestle Way | Allentown, PA | | 8,065,500 | — | 27,420,765 | 8,184,096 | 27,302,169 | 35,486,265 | 12,132,001 | 1997 | 5 - 40 |
| 650 Boulder Drive | Allentown, PA | — * | 5,208,248 | — | 31,718,180 | 9,961,788 | 26,964,640 | 36,926,428 | 6,754,934 | 2002 | 5 - 40 |
| 651 Boulder Drive | Allentown, PA | — | 4,308,646 | — | 17,435,618 | 4,308,646 | 17,435,618 | 21,744,264 | 5,823,659 | 2000 | 5 - 40 |
| 700 Nestle Way | Allentown, PA | — * | 3,473,120 | — | 20,110,683 | 4,174,970 | 19,408,833 | 23,583,803 | 8,225,644 | 1998 | 5 - 40 |
| 705 Boulder Drive | Allentown, PA | — * | 10,594,027 | — | 28,618,782 | 10,596,767 | 28,616,042 | 39,212,809 | 7,614,993 | 2001 | 5 - 40 |
| 7165 Ambassador Drive | Allentown, PA | — | 792,999 | — | 4,533,868 | 804,848 | 4,522,019 | 5,326,867 | 1,447,189 | 2002 | 5 - 40 |
| 7248 Industrial Boulevard | Allentown, PA | — | 2,670,849 | 13,307,408 | 4,423,128 | 2,670,673 | 17,730,712 | 20,401,385 | 6,688,975 | 1988 | 5 - 40 |
| 7339 Industrial Boulevard | Allentown, PA | — | 1,187,776 | — | 6,867,470 | 1,197,447 | 6,857,799 | 8,055,246 | 3,083,115 | 1996 | 5 - 40 |
| 7437 Industrial Boulevard | Allentown, PA | — | 717,488 | 5,022,413 | 3,099,066 | 726,651 | 8,112,316 | 8,838,967 | 4,189,178 | 1976 | 5 - 40 |
| 794 Roble Road | Allentown, PA | — | 1,147,541 | 6,088,041 | 1,183,791 | 1,147,541 | 7,271,832 | 8,419,373 | 3,257,885 | 1985 | 5 - 40 |
| 8014 Industrial Boulevard | Allentown, PA | — * | 4,019,258 | — | 9,880,091 | 3,645,117 | 10,254,232 | 13,899,349 | 4,127,812 | 1999 | 5 - 40 |
| 8150 Industrial Boulevard | Allentown, PA | — | 2,564,167 | — | 8,388,830 | 2,571,466 | 8,381,531 | 10,952,997 | 2,336,861 | 2002 | 5 - 40 |
| 8250 Industrial Boulevard | Allentown, PA | — * | 1,025,667 | — | 5,339,263 | 1,035,854 | 5,329,076 | 6,364,930 | 1,600,657 | 2002 | 5 - 40 |
| 8400 Industrial Boulevard | Allentown, PA | — | 6,725,948 | — | 27,079,140 | 7,521,211 | 26,283,877 | 33,805,088 | 4,604,798 | 2005 | 5 - 40 |
| 6330 Hedgewood Drive | Allentown, PA | — | 531,268 | — | 5,331,744 | 532,047 | 5,330,965 | 5,863,012 | 3,071,554 | 1988 | 5 - 40 |
| 6350 Hedgewood Drive | Allentown, PA | — | 360,027 | — | 4,028,297 | 560,691 | 3,827,633 | 4,388,324 | 2,008,649 | 1989 | 5 - 40 |
| 6370 Hedgewood Drive | Allentown, PA | — | 540,795 | — | 3,869,825 | 541,459 | 3,869,161 | 4,410,620 | 1,825,426 | 1990 | 5 - 40 |
| 6390 Hedgewood Drive | Allentown, PA | — | 707,203 | — | 2,943,701 | 707,867 | 2,943,037 | 3,650,904 | 1,549,064 | 1990 | 5 - 40 |
| 6520 Stonegate Drive | Allentown, PA | — | 453,315 | — | 1,693,787 | 484,361 | 1,662,741 | 2,147,102 | 846,135 | 1996 | 5 - 40 |
| 6540 Stonegate Drive | Allentown, PA | — | 422,042 | — | 3,967,718 | 422,730 | 3,967,030 | 4,389,760 | 2,433,957 | 1988 | 5 - 40 |
| 6560 Stonegate Drive | Allentown, PA | — | 458,281 | — | 2,805,111 | 458,945 | 2,804,447 | 3,263,392 | 1,773,524 | 1989 | 5 - 40 |
| 6580 Snowdrift Road | Allentown, PA | — | 388,328 | — | 4,120,963 | 389,081 | 4,120,210 | 4,509,291 | 2,217,779 | 1988 | 5 - 40 |
| 7620 Cetronia Road | Allentown, PA | — | 1,091,806 | 3,851,456 | 258,140 | 1,093,724 | 4,107,678 | 5,201,402 | 1,798,175 | 1990 | 5 - 40 |
| 180,190 Cochrane Drive | Annapolis, MD | — | 3,670,256 | — | 23,130,884 | 3,752,293 | 23,048,847 | 26,801,140 | 12,525,279 | 1988 | 5 - 40 |
| 4606 Richlynn Drive | Belcamp, MD | — | 299,600 | 1,818,861 | 712,788 | 299,600 | 2,531,649 | 2,831,249 | 851,020 | 1985 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 74 West Broad Street | Bethlehem, PA | — | 1,096,127 | — | 14,202,628 | 1,099,079 | 14,199,676 | 15,298,755 | 5,396,771 | 2002 | 5 - 40 |
| 10801 Nesbitt Avenue South | Bloomington, MN | — | 784,577 | — | 5,010,219 | 786,382 | 5,008,414 | 5,794,796 | 1,159,283 | 2001 | 5 - 40 |
| 5705 Old Shakopee Road | Bloomington, MN | — | 2,113,223 | — | 5,520,731 | 2,148,571 | 5,485,383 | 7,633,954 | 1,361,360 | 2001 | 5 - 40 |
| 5715 Old Shakopee Road West | Bloomington, MN | — | 1,263,226 | 2,360,782 | 2,012,357 | 1,264,758 | 4,371,607 | 5,636,365 | 1,304,350 | 2002 | 5 - 40 |
| 5735 Old Shakopee Road West | Bloomington, MN | — | 1,263,226 | 2,360,782 | 1,024,178 | 1,264,758 | 3,383,428 | 4,648,186 | 1,000,156 | 2002 | 5 - 40 |
| 5775 West Old Shakopee Road | Bloomington, MN | — | 2,052,018 | 3,849,649 | 1,618,350 | 2,060,644 | 5,459,373 | 7,520,017 | 1,812,297 | 2002 | 5 - 40 |
| 6161 Green Valley Drive | Bloomington, MN | — | 740,378 | 3,311,602 | 2,114,197 | 709,961 | 5,456,216 | 6,166,177 | 1,659,663 | 1992 | 5 - 40 |
| 6601-6625 W. 78th Street | Bloomington, MN | — | 2,263,060 | — | 41,238,311 | 2,310,246 | 41,191,125 | 43,501,371 | 14,157,488 | 1998 | 5 - 40 |
| 750 Park of Commerce Boulevard | Boca Raton, FL | — | 2,430,000 | — | 22,129,358 | 2,473,406 | 22,085,952 | 24,559,358 | 2,072,669 | 2007 | 5 - 40 |
| 777 Yamato Road | Boca Raton, FL | — | 4,101,247 | 16,077,347 | 6,255,151 | 4,501,247 | 21,932,498 | 26,433,745 | 8,139,489 | 1987 | 5 - 40 |
| 951 Broken Sound Parkway | Boca Raton, FL | — | 1,426,251 | 6,098,952 | 1,868,100 | 1,426,251 | 7,967,052 | 9,393,303 | 3,335,731 | 1986 | 5 - 40 |
| 1455 Remington Boulevard | Bolingbrook, IL | — | 2,501,294 | 10,577,814 | 126,904 | 2,501,293 | 10,704,719 | 13,206,012 | 10,316 | 2012 | 5 - 40 |
| 400 Boulder Drive | Breinigsville, PA | — | — | — | 13,358,721 | 2,865,575 | 10,493,146 | 13,358,721 | 2,202,785 | 2003 | 5 - 40 |
| 8201 Industrial Boulevard | Breinigsville, PA | — * | 2,089,719 | — | 8,328,910 | 2,222,168 | 8,196,461 | 10,418,629 | 1,418,477 | 2006 | 5 - 40 |
| 8500 Industrial Bouldvard | Breinigsville, PA | — | 8,752,708 | — | 39,603,301 | 11,511,499 | 36,844,510 | 48,356,009 | 5,259,513 | 2007 | 5 - 40 |
| 860 Nestle Way | Breinigsville, PA | — | 8,118,881 | 18,885,486 | 7,400,855 | 8,118,881 | 26,286,341 | 34,405,222 | 5,766,054 | 2004 | 5 - 40 |
| 602 Heron Drive | Bridgeport, NJ | — | 524,728 | 2,240,478 | 7,650 | 524,728 | 2,248,128 | 2,772,856 | 828,330 | 1996 | 5 - 40 |
| 1485 W. Commerce Avenue | Carlisle, PA | — | 4,249,868 | 13,886,039 | 2,241,826 | 4,095,262 | 16,282,471 | 20,377,733 | 4,078,698 | 2004 | 5 - 40 |
| 95 Kriner Road | Chambersburg, PA | — | 8,695,501 | — | 34,926,589 | 9,407,871 | 34,214,219 | 43,622,090 | 3,467,744 | 2006 | 5 - 40 |
| 9000 109th Street | Champlin, MN | — * | 1,251,043 | 11,322,978 | 340,017 | 1,251,043 | 11,662,995 | 12,914,038 | 500,838 | 2011 | 5 - 40 |
| 12810 Virkler Drive | Charlotte, NC | — | 475,368 | 2,367,586 | 701,532 | 476,262 | 3,068,224 | 3,544,486 | 123,692 | 2010 | 5 - 40 |
| 2700 Hutchinson McDonald Road | Charlotte, NC | — | 912,500 | 4,669,101 | 84,818 | 912,500 | 4,753,919 | 5,666,419 | 171,098 | 2011 | 5 - 40 |
| 2701 Hutchinson McDonald Road | Charlotte, NC | — | 1,275,000 | 4,575,283 | 304,544 | 1,275,000 | 4,879,827 | 6,154,827 | 187,273 | 2011 | 5 - 40 |
| 2730 Hutchinson McDonald Road | Charlotte, NC | — | 1,878,750 | 9,967,061 | 165,495 | 1,878,750 | 10,132,556 | 12,011,306 | 335,000 | 2011 | 5 - 40 |
| 2801 Hutchinson McDonald Road | Charlotte, NC | — | 1,065,000 | 6,917,382 | 122,851 | 1,065,000 | 7,040,233 | 8,105,233 | 237,994 | 2011 | 5 - 40 |
| 3000 Crosspoint Center Lane | Charlotte, NC | — | 1,831,250 | 10,639,164 | 334,261 | 1,831,250 | 10,973,425 | 12,804,675 | 386,970 | 2011 | 5 - 40 |
| 3005 Crosspoint Center Lane | Charlotte, NC | — | 1,990,000 | 6,461,888 | 531,728 | 1,990,000 | 6,993,616 | 8,983,616 | 227,418 | 2011 | 5 - 40 |
| 4045 Perimeter West Drive | Charlotte, NC | — | 1,418,928 | 6,873,797 | 632,732 | 1,418,928 | 7,506,529 | 8,925,457 | 336,446 | 2011 | 5 - 40 |
| 4047 Perimeter West Drive | Charlotte, NC | — | 1,279,004 | — | 6,294,688 | 1,279,003 | 6,294,689 | 7,573,692 | 97,252 | 2011 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| **OPERATING PROPERTIES** | | | | | | | | | | | |
| 4525 Statesville Road | Charlotte, NC | — | 841,250 | 5,215,795 | 74,264 | 837,144 | 5,294,165 | 6,131,309 | 180,087 | 2011 | 5 - 40 |
| 4835 Sirona Drive | Charlotte, NC | 3,823,410 | 690,750 | 5,027,217 | 59,170 | 690,749 | 5,086,388 | 5,777,137 | 30,442 | 2012 | 5 - 40 |
| 4925 Sirona Drive | Charlotte, NC | 3,816,899 | 603,003 | 4,807,150 | 161,860 | 603,002 | 4,969,011 | 5,572,013 | 30,229 | 2012 | 5 - 40 |
| 5033 Sirona Drive | Charlotte, NC | 3,232,357 | 509,247 | 4,536,597 | 173,620 | 613,961 | 4,605,503 | 5,219,464 | 31,011 | 2012 | 5 - 40 |
| 8910 Pioneer Avenue | Charlotte, NC | — | 527,873 | 4,884,419 | 121,513 | 527,873 | 5,005,932 | 5,533,805 | 150,394 | 2011 | 5 - 40 |
| 8916 Pioneer Avenue | Charlotte, NC | — | 557,730 | 5,756,677 | 372,999 | 557,730 | 6,129,676 | 6,687,406 | 173,841 | 2011 | 5 - 40 |
| 1309 Executive Boulevard | Cheaspeake, VA | — | 926,125 | — | 5,098,066 | 955,374 | 5,068,817 | 6,024,191 | 1,501,750 | 2001 | 5 - 40 |
| 1301 Executive Boulevard | Chesapeake, VA | — | — | — | 6,160,743 | 970,151 | 5,190,592 | 6,160,743 | 1,014,774 | 2005 | 5 - 40 |
| 1305 Executive Boulevard | Chesapeake, VA | — | 861,020 | — | 4,721,660 | 1,129,850 | 4,452,830 | 5,582,680 | 1,192,540 | 2002 | 5 - 40 |
| 1313 Executive Boulevard | Chesapeake, VA | — | 1,180,036 | — | 5,129,180 | 1,708,050 | 4,601,166 | 6,309,216 | 1,275,522 | 2002 | 5 - 40 |
| 500 Independence Parkway | Chesapeake, VA | — | 864,150 | 4,427,285 | 660,242 | 866,609 | 5,085,068 | 5,951,677 | 1,188,988 | 2004 | 5 - 40 |
| 501 Independence Parkway | Chesapeake, VA | — | 1,202,556 | 5,975,538 | 1,563,800 | 1,292,273 | 7,449,621 | 8,741,894 | 1,593,125 | 2005 | 5 - 40 |
| 505 Independence Parkway | Chesapeake, VA | — | 1,292,062 | 6,456,515 | 1,167,659 | 1,292,254 | 7,623,982 | 8,916,236 | 1,559,011 | 2005 | 5 - 40 |
| 510 Independence Parkway | Chesapeake, VA | — | 2,012,149 | 7,546,882 | 945,228 | 2,014,689 | 8,489,570 | 10,504,259 | 1,863,681 | 2005 | 5 - 40 |
| 676 Independence Parkway | Chesapeake, VA | — | 1,527,303 | — | 11,321,991 | 1,562,903 | 11,286,391 | 12,849,294 | 1,010,996 | 2006 | 5 - 40 |
| 700 Independence Parkway | Chesapeake, VA | — | 1,950,375 | 7,236,994 | 695,893 | 1,951,135 | 7,932,127 | 9,883,262 | 2,144,725 | 2004 | 5 - 40 |
| 6230 Old Dobbin Lane | Colombia, MD | — | 3,004,075 | — | 7,868,622 | 2,746,455 | 8,126,242 | 10,872,697 | 2,013,211 | 2004 | 5 - 40 |
| 6200 Old Dobbin Lane | Columbia, MD | — | 958,105 | — | 3,828,691 | 1,295,000 | 3,491,796 | 4,786,796 | 987,855 | 2002 | 5 - 40 |
| 6210 Old Dobbin Lane | Columbia, MD | — | 958,105 | — | 4,140,646 | 1,307,300 | 3,791,451 | 5,098,751 | 1,253,108 | 2002 | 5 - 40 |
| 6220 Old Dobbin Lane | Columbia, MD | — | 3,865,848 | — | 7,741,067 | 3,166,951 | 8,439,964 | 11,606,915 | 1,469,750 | 2006 | 5 - 40 |
| 6240 Old Dobbin Lane | Columbia, MD | — | 958,105 | — | 4,035,885 | 1,599,259 | 3,394,731 | 4,993,990 | 894,485 | 2000 | 5 - 40 |
| 6250 Old Dobbin Lane | Columbia, MD | — | 958,105 | — | 3,626,552 | 1,295,000 | 3,289,657 | 4,584,657 | 1,060,463 | 2002 | 5 - 40 |
| 9755 Patuxent Woods Drive | Columbia, MD | — | 3,917,094 | 13,678,435 | 3,186,432 | 3,922,382 | 16,859,579 | 20,781,961 | 2,669,096 | 2006 | 5 - 40 |
| 9770 Patuxent Woods Drive | Columbia, MD | — | 341,663 | 3,033,309 | 1,876,157 | 341,663 | 4,909,466 | 5,251,129 | 2,180,837 | 1986 | 5 - 40 |
| 9780 Patuxent Woods Drive | Columbia, MD | — | 218,542 | 1,940,636 | 694,384 | 218,542 | 2,635,020 | 2,853,562 | 1,085,437 | 1986 | 5 - 40 |
| 9790 Patuxent Woods Drive | Columbia, MD | — | 243,791 | 2,164,094 | 675,071 | 243,791 | 2,839,165 | 3,082,956 | 1,133,196 | 1986 | 5 - 40 |
| 9800 Patuxent Woods Drive | Columbia, MD | — | 299,099 | 2,654,069 | 835,685 | 299,099 | 3,489,754 | 3,788,853 | 1,348,718 | 1988 | 5 - 40 |
| 9810 Patuxent Woods Drive | Columbia, MD | — | 266,684 | 2,366,901 | 836,994 | 266,684 | 3,203,895 | 3,470,579 | 1,169,811 | 1986 | 5 - 40 |
| 9820 Patuxent Woods Drive | Columbia, MD | — | 237,779 | 2,110,835 | 1,136,339 | 237,779 | 3,247,174 | 3,484,953 | 1,317,725 | 1988 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 9830 Patuxent Woods Drive | Columbia, MD | — | 296,262 | 2,628,933 | 582,878 | 296,262 | 3,211,811 | 3,508,073 | 1,303,411 | 1,986 | 5 - 40 |
| 1250 Hall Court | Deer Park, TX | 2,780,889 | 829,570 | 4,680,603 | 145,123 | 831,611 | 4,823,685 | 5,655,296 | 803,089 | 2,006 | 5 - 40 |
| 170 Parkway West | Duncan, SC | — | 598,348 | 3,584,023 | 232,890 | 598,918 | 3,816,343 | 4,415,261 | 756,385 | 2,006 | 5 - 40 |
| 190 Parkway West | Duncan, SC | — | 551,663 | 3,151,517 | 212,352 | 552,211 | 3,363,321 | 3,915,532 | 594,261 | 2,006 | 5 - 40 |
| 265 Parkway East | Duncan, SC | — | 901,444 | 5,399,523 | 542,505 | 902,374 | 5,941,098 | 6,843,472 | 1,268,669 | 2,006 | 5 - 40 |
| 285 Parkway East | Duncan, SC | — | 975,433 | 5,545,234 | 665,213 | 976,393 | 6,209,487 | 7,185,880 | 1,050,421 | 2,006 | 5 - 40 |
| 3169 Dodd Road | Eagan, MN | — | 988,594 | 6,418,735 | 182,665 | 988,594 | 6,601,400 | 7,589,994 | 148,286 | 2,012 | 5 - 40 |
| 3255 Neil Armstrong Boulevard | Eagan, MN | — * | 1,131,017 | — | 3,368,614 | 1,103,860 | 3,395,771 | 4,499,631 | 1,190,350 | 1,998 | 5 - 40 |
| 3711 Kennebec Drive | Eagan, MN | — | 999,702 | 3,656,866 | 388,608 | 999,702 | 4,045,474 | 5,045,176 | 217,136 | 2,011 | 5 - 40 |
| 10301-10305 West 70th Street | Eden Prairie, MN | — | 120,622 | 1,085,226 | 412,373 | 118,300 | 1,499,921 | 1,618,221 | 642,974 | 1,984 | 5 - 40 |
| 10321 West 70th Street | Eden Prairie, MN | — | 145,198 | 1,305,700 | 483,786 | 142,399 | 1,792,285 | 1,934,684 | 593,660 | 1,984 | 5 - 40 |
| 10333 West 70th Street | Eden Prairie, MN | — | 110,746 | 995,868 | 297,812 | 108,610 | 1,295,816 | 1,404,426 | 568,175 | 1,984 | 5 - 40 |
| 10349-10357 West 70th Street | Eden Prairie, MN | — | 275,903 | 2,481,666 | 523,647 | 270,584 | 3,010,632 | 3,281,216 | 1,260,673 | 1,985 | 5 - 40 |
| 10365-10375 West 70th Street | Eden Prairie, MN | — | 291,077 | 2,618,194 | 564,092 | 285,464 | 3,187,899 | 3,473,363 | 1,285,920 | 1,985 | 5 - 40 |
| 10393-10394 West 70th Street | Eden Prairie, MN | — | 269,618 | 2,423,318 | 1,003,242 | 264,419 | 3,431,759 | 3,696,178 | 1,348,124 | 1,985 | 5 - 40 |
| 10400 Viking Drive | Eden Prairie, MN | — | 2,912,391 | — | 22,492,416 | 2,938,372 | 22,466,435 | 25,404,807 | 8,819,451 | 1,999 | 5 - 40 |
| 6321-6325 Bury Drive | Eden Prairie, MN | — | 462,876 | 4,151,790 | 1,490,605 | 462,876 | 5,642,395 | 6,105,271 | 1,967,575 | 1,988 | 5 - 40 |
| 7075 Flying Cloud Drive | Eden Prairie, MN | — | 10,232,831 | 10,855,851 | 53,337 | 10,243,977 | 10,898,042 | 21,142,019 | 1,590,745 | 2,007 | 5 - 40 |
| 7078 Shady Oak Road | Eden Prairie, MN | — | 343,093 | 3,085,795 | 1,500,861 | 336,481 | 4,593,268 | 4,929,749 | 1,641,183 | 1,985 | 5 - 40 |
| 7400 Flying Cloud Drive | Eden Prairie, MN | — | 195,982 | 1,762,027 | 1,656,743 | 773,243 | 2,841,509 | 3,614,752 | 933,527 | 1,987 | 5 - 40 |
| 7615 Smetana Lane | Eden Prairie, MN | — | 1,011,517 | — | 8,433,375 | 3,000,555 | 6,444,337 | 9,444,892 | 2,145,416 | 2,001 | 5 - 40 |
| 7625 Smetana Lane | Eden Prairie, MN | — | 4,500,641 | — | 2,987,321 | 1,916,609 | 5,571,353 | 7,487,962 | 1,051,903 | 2,006 | 5 - 40 |
| 7660-7716 Golden Triangle Drive | Eden Prairie, MN | — | 568,706 | 5,115,177 | 2,543,610 | 1,289,215 | 6,938,278 | 8,227,493 | 2,851,981 | 1,988 | 5 - 40 |
| 7695-7699 Anagram Drive | Eden Prairie, MN | — | 760,525 | 3,254,758 | 637,651 | 760,525 | 3,892,409 | 4,652,934 | 1,797,299 | 1,997 | 5 - 40 |
| 7777 Golden Triangle Drive | Eden Prairie, MN | — | 993,101 | 2,136,862 | 1,152,171 | 993,101 | 3,289,033 | 4,282,134 | 1,191,667 | 2,000 | 5 - 40 |
| 7800 Equitable Drive | Eden Prairie, MN | — | 2,188,525 | 3,788,762 | 146,688 | 2,188,525 | 3,935,450 | 6,123,975 | 1,369,691 | 1,993 | 5 - 40 |
| 7905 Fuller Road | Eden Prairie, MN | — | 1,229,862 | 4,075,167 | 1,980,136 | 1,230,965 | 6,054,200 | 7,285,165 | 2,605,528 | 1,994 | 5 - 40 |
| 8855 Columbine Road | Eden Prairie, MN | — | 1,400,925 | — | 5,226,017 | 1,599,757 | 5,027,185 | 6,626,942 | 1,093,297 | 2,000 | 5 - 40 |
| 8911 Columbine Road (B2) | Eden Prairie, MN | — | 916,687 | — | 3,766,331 | 1,718,407 | 2,964,611 | 4,683,018 | 961,772 | 2,000 | 5 - 40 |

**LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP**

**SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION**

**AS OF DECEMBER 31, 2012**

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| **OPERATING PROPERTIES** | | | | | | | | | | | |
| 8937 Columbine Road | Eden Prairie, MN | — | 1,325,829 | — | 4,196,524 | 1,739,966 | 3,782,387 | 5,522,353 | 1,170,668 | 2001 | 5 - 40 |
| 8967 Columbine Road | Eden Prairie, MN | — | 1,450,000 | — | 3,580,357 | 1,450,000 | 3,580,357 | 5,030,357 | 1,324,269 | 2000 | 5 - 40 |
| 8995 Columbine Road | Eden Prairie, MN | — | 1,087,594 | — | 3,669,304 | 2,055,296 | 2,701,602 | 4,756,898 | 927,105 | 2001 | 5 - 40 |
| 9023 Columbine Road | Eden Prairie, MN | — | 1,956,273 | — | 4,878,828 | 1,956,273 | 4,878,828 | 6,835,101 | 1,935,384 | 1999 | 5 - 40 |
| 7351 Coca Cola Drive | Elkridge, MD | — | 1,897,044 | — | 7,161,615 | 3,023,417 | 6,035,242 | 9,058,659 | 1,095,316 | 2006 | 5 - 40 |
| 21705-21707 Mississippi Street | Elwood, IL | — | 10,594,259 | 30,240,876 | 468,426 | 10,594,259 | 30,709,302 | 41,303,561 | 1,200,753 | 2011 | 5 - 40 |
| 27143 S. Baseline Road | Elwood, IL | — | 6,022,000 | 5,566,330 | 238,590 | 6,022,000 | 5,804,920 | 11,826,920 | 261,712 | 2011 | 5 - 40 |
| 180 Sheree Boulevard | Exton, PA | 4,633,690 | 2,647,861 | 10,181,016 | 3,809,421 | 2,649,426 | 13,988,872 | 16,638,298 | 2,696,545 | 2007 | 5 - 40 |
| 1100 Virginia Drive | Fort Washington, PA | — | 35,619,946 | 50,384,186 | 16,927,524 | 36,374,955 | 66,556,701 | 102,931,656 | 11,664,074 | 2006 | 5 - 40 |
| 1250 Virginia Drive | Fort Washington, PA | — | 1,639,166 | 1,928,574 | 309,971 | 1,650,703 | 2,227,008 | 3,877,711 | 371,886 | 2005 | 5 - 40 |
| 275 Commerce Drive | Fort Washington, PA | — | 1,775,894 | 2,160,855 | 7,601,617 | 1,790,041 | 9,748,325 | 11,538,366 | 1,552,263 | 2005 | 5 - 40 |
| 414 Commerce Drive | Fort Washington, PA | — | 1,267,194 | 2,217,460 | 617,386 | 1,267,937 | 2,834,103 | 4,102,040 | 619,550 | 2004 | 5 - 40 |
| 420 Delaware Drive | Fort Washington, PA | — | 2,766,931 | — | 8,802,494 | 2,826,994 | 8,742,431 | 11,569,425 | 1,461,872 | 2005 | 5 - 40 |
| 9601 Cosner Drive | Fredericksburg, VA | — | 475,262 | 3,917,234 | 242,595 | 475,262 | 4,159,829 | 4,635,091 | 1,818,049 | 1995 | 5 - 40 |
| 200 W Cypress Creek Road | Ft Lauderdale, FL | — | 3,414,989 | 2,399,738 | 9,124,335 | 3,414,989 | 11,524,073 | 14,939,062 | 2,415,744 | 2003 | 5 - 40 |
| 5410 - 5430 Northwest 33rd Avenue | Ft. Lauderdale, FL | — | 603,776 | 4,176,238 | 1,422,957 | 625,111 | 5,577,860 | 6,202,971 | 2,080,988 | 1985 | 5 - 40 |
| 116 Pleasant Ridge Road | Greenville, SC | — | 1,547,811 | — | 14,085,575 | 3,712,683 | 11,920,703 | 15,633,386 | 1,345,706 | 2006 | 5 - 40 |
| 45 Brookfield Oaks Drive | Greenville, SC | — | 818,114 | — | 4,310,278 | 825,529 | 4,302,863 | 5,128,392 | 541,950 | 2006 | 5 - 40 |
| 1487 South Highway 101 | Greer, SC | — | 464,237 | — | 5,729,472 | 1,301,738 | 4,891,971 | 6,193,709 | 482,594 | 2007 | 5 - 40 |
| 11841 Newgate Boulevard | Hagerstown, MD | — | 3,356,207 | — | 30,555,105 | 9,741,685 | 24,169,627 | 33,911,312 | 2,854,489 | 2008 | 5 - 40 |
| 1 Enterprise Parkway | Hampton, VA | — | 974,675 | 5,579,869 | 1,739,690 | 974,675 | 7,319,559 | 8,294,234 | 2,848,620 | 1987 | 5 - 40 |
| 1317 Executive Boulevard | Hampton, VA | — | 1,650,423 | — | 7,942,718 | 1,128,829 | 8,464,312 | 9,593,141 | 1,435,173 | 2006 | 5 - 40 |
| 21 Enterprise Parkway | Hampton, VA | — | 263,668 | 8,167,118 | 1,046,754 | 265,719 | 9,211,821 | 9,477,540 | 2,894,704 | 1999 | 5 - 40 |
| 22 Enterprise Parkway | Hampton, VA | — | 1,097,368 | 6,760,778 | 1,378,098 | 1,097,368 | 8,138,876 | 9,236,244 | 3,033,736 | 1990 | 5 - 40 |
| 5 Manhattan Square | Hampton, VA | — | 207,368 | — | 1,535,912 | 212,694 | 1,530,586 | 1,743,280 | 559,985 | 1999 | 5 - 40 |
| 521 Butler Farm Road | Hampton, VA | — | 750,769 | 2,911,149 | 365,780 | 710,486 | 3,317,212 | 4,027,698 | 875,353 | 2003 | 5 - 40 |
| 7361 Coca Cola Drive | Hanover, MD | — | 2,245,187 | — | 9,384,583 | 3,822,710 | 7,807,060 | 11,629,770 | 771,266 | 2004 | 5 - 40 |
| 500 McCarthy Drive | Harrisburg, PA | — * | 5,194,872 | 19,991,436 | 4,534,843 | 5,687,013 | 24,034,138 | 29,721,151 | 5,870,088 | 2005 | 5 - 40 |
| 600 Industrial Drive | Harrisburg, PA | — | 7,743,800 | — | 29,097,362 | 9,368,557 | 27,472,605 | 36,841,162 | 5,356,024 | 2005 | 5 - 40 |

**LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP**

**SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION**

**AS OF DECEMBER 31, 2012**

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 1498 Eagle Hill Drive | High Point, NC | — | 94,274 | — | 6,197,538 | 791,880 | 5,499,932 | 6,291,812 | 833,771 | 2005 | 5 - 40 |
| 4183 Eagle Hill Drive | High Point, NC | — | 122,203 | — | 3,250,598 | 526,266 | 2,846,535 | 3,372,801 | 854,677 | 2001 | 5 - 40 |
| 4189 Eagle Hill Drive | High Point, NC | — | 100,106 | — | 3,501,345 | 431,106 | 3,170,345 | 3,601,451 | 1,106,642 | 2001 | 5 - 40 |
| 4195 Eagle Hill Drive | High Point, NC | — | 107,586 | — | 3,543,825 | 505,700 | 3,145,711 | 3,651,411 | 696,113 | 2004 | 5 - 40 |
| 4300 Federal Drive | High Point, NC | — | 264,038 | — | 2,128,781 | 276,038 | 2,116,781 | 2,392,819 | 677,247 | 1998 | 5 - 40 |
| 4328, 4336 Federal Drive | High Point, NC | 2,471,065 | 521,122 | — | 7,306,605 | 825,092 | 7,002,635 | 7,827,727 | 4,204,766 | 1995 | 5 - 40 |
| 4344 Federal Drive | High Point, NC | — | 484,001 | — | 2,848,373 | 173,623 | 3,158,751 | 3,332,374 | 1,404,706 | 1996 | 5 - 40 |
| 4380 Federal Drive | High Point, NC | — | 282,996 | — | 2,148,892 | 283,368 | 2,148,520 | 2,431,888 | 844,852 | 1997 | 5 - 40 |
| 4388 Federal Drive | High Point, NC | — | 143,661 | — | 1,213,832 | 132,655 | 1,224,838 | 1,357,493 | 453,915 | 1997 | 5 - 40 |
| 4475 Premier Drive | High Point, NC | — | 748,693 | — | 6,801,791 | 1,525,421 | 6,025,063 | 7,550,484 | 675,961 | 2006 | 5 - 40 |
| 4500 Green Point Drive | High Point, NC | — | 230,622 | — | 2,273,803 | 231,692 | 2,272,733 | 2,504,425 | 1,186,696 | 1989 | 5 - 40 |
| 4501 Green Point Drive | High Point, NC | — | 319,289 | — | 3,092,344 | 320,450 | 3,091,183 | 3,411,633 | 1,324,034 | 1989 | 5 - 40 |
| 4523 Green Point Drive | High Point, NC | — | 234,564 | — | 3,304,700 | 235,698 | 3,303,566 | 3,539,264 | 1,655,030 | 1988 | 5 - 40 |
| 4524 Green Point Drive | High Point, NC | — | 182,810 | — | 2,738,364 | 183,888 | 2,737,286 | 2,921,174 | 1,383,159 | 1989 | 5 - 40 |
| 100 Gibraltar Road | Horsham, PA | — | 38,729 | 349,811 | 59,073 | 38,729 | 408,884 | 447,613 | 140,166 | 1975 | 5 - 40 |
| 100 Witmer Road | Horsham, PA | — | 3,102,784 | — | 20,472,373 | 3,764,784 | 19,810,373 | 23,575,157 | 5,969,535 | 1996 | 5 - 40 |
| 100-107 Lakeside Drive | Horsham, PA | — | 239,528 | 2,163,498 | 462,398 | 255,528 | 2,609,896 | 2,865,424 | 971,382 | 1982 | 5 - 40 |
| 101 Gibraltar Road | Horsham, PA | — | 651,990 | 5,888,989 | 1,923,603 | 732,552 | 7,732,030 | 8,464,582 | 2,995,795 | 1977 | 5 - 40 |
| 101-111 Rock Road | Horsham, PA | — | 350,561 | 3,166,389 | 1,163,717 | 452,251 | 4,228,416 | 4,680,667 | 1,724,474 | 1975 | 5 - 40 |
| 102 Rock Road | Horsham, PA | — | 1,110,209 | 2,301,302 | 1,203,706 | 1,185,500 | 3,429,717 | 4,615,217 | 1,038,610 | 1985 | 5 - 40 |
| 103-109 Gibraltar Road | Horsham, PA | — | 270,906 | 2,448,500 | 362,164 | 270,906 | 2,810,664 | 3,081,570 | 1,118,468 | 1978 | 5 - 40 |
| 104 Witmer Road | Horsham, PA | — | 1,248,148 | — | 593,622 | 189,793 | 1,651,977 | 1,841,770 | 599,777 | 1975 | 5 - 40 |
| 110 Gibraltar Road | Horsham, PA | — | 673,041 | 5,776,369 | 2,503,096 | 673,041 | 8,279,465 | 8,952,506 | 3,433,460 | 1979 | 5 - 40 |
| 111-159 Gibraltar Road | Horsham, PA | — | 489,032 | 4,126,151 | 1,184,555 | 489,032 | 5,310,706 | 5,799,738 | 2,190,060 | 1981 | 5 - 40 |
| 113-123 Rock Road | Horsham, PA | — | 351,072 | 3,171,001 | 709,029 | 451,731 | 3,779,371 | 4,231,102 | 1,458,646 | 1975 | 5 - 40 |
| 120 Gibraltar Road | Horsham, PA | — | 533,142 | 4,830,515 | 1,855,638 | 558,142 | 6,661,153 | 7,219,295 | 2,430,944 | 1980 | 5 - 40 |
| 123-135 Rock Road | Horsham, PA | — | 292,360 | 2,411,677 | 2,125,649 | 393,019 | 4,436,667 | 4,829,686 | 1,568,357 | 1975 | 5 - 40 |
| 132 Welsh Road | Horsham, PA | — | 1,333,642 | — | 4,110,782 | 1,408,041 | 4,036,383 | 5,444,424 | 1,736,821 | 1998 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 161-175 Gibraltar Road | Horsham, PA | — | 294,673 | 2,663,722 | 957,148 | 294,673 | 3,620,870 | 3,915,543 | 1,456,312 | 1976 | 5 - 40 |
| 181-187 Gibraltar Road | Horsham, PA | — | 360,549 | 3,259,984 | 787,154 | 360,549 | 4,047,138 | 4,407,687 | 1,747,214 | 1982 | 5 - 40 |
| 2 Walnut Grove Drive | Horsham, PA | — | 1,281,870 | 7,767,374 | 1,368,807 | 1,265,363 | 9,152,688 | 10,418,051 | 3,734,061 | 1989 | 5 - 40 |
| 200 Gibraltar Road | Horsham, PA | — | 638,513 | 5,811,323 | 1,898,474 | 638,513 | 7,709,797 | 8,348,310 | 2,932,775 | 1990 | 5 - 40 |
| 200-264 Lakeside Drive | Horsham, PA | — | 502,705 | 4,540,597 | 2,318,765 | 502,705 | 6,859,362 | 7,362,067 | 2,435,447 | 1982 | 5 - 40 |
| 201 Gibraltar Road | Horsham, PA | — | 380,127 | 3,433,433 | 2,326,813 | 380,802 | 5,759,571 | 6,140,373 | 2,134,443 | 1983 | 5 - 40 |
| 210-223 Witmer Road | Horsham, PA | — | 270,282 | 2,441,276 | 1,954,380 | 270,282 | 4,395,656 | 4,665,938 | 1,646,500 | 1972 | 5 - 40 |
| 220 Gibraltar Road | Horsham, PA | — | 629,944 | 5,733,228 | 1,198,484 | 629,944 | 6,931,712 | 7,561,656 | 3,081,835 | 1990 | 5 - 40 |
| 231-237 Gibraltar Road | Horsham, PA | — | 436,952 | 3,948,963 | 1,008,706 | 436,952 | 4,957,669 | 5,394,621 | 2,041,929 | 1981 | 5 - 40 |
| 240 Gibraltar Road | Horsham, PA | — | 629,944 | 5,733,234 | 1,667,071 | 629,944 | 7,400,305 | 8,030,249 | 3,432,271 | 1990 | 5 - 40 |
| 255 Business Center Drive | Horsham, PA | — | 1,154,289 | 2,007,214 | 730,765 | 1,140,597 | 2,751,671 | 3,892,268 | 782,693 | 2003 | 5 - 40 |
| 261-283 Gibraltar Road | Horsham, PA | — | 464,871 | 3,951,972 | 1,781,425 | 464,871 | 5,733,397 | 6,198,268 | 2,160,531 | 1978 | 5 - 40 |
| 300 Welsh Road | Horsham, PA | — | 696,061 | 3,339,991 | 570,429 | 696,061 | 3,910,420 | 4,606,481 | 1,610,518 | 1985 | 5 - 40 |
| 300 Welsh Road - Building 3 | Horsham, PA | — | 180,459 | 1,441,473 | 602,418 | 180,459 | 2,043,891 | 2,224,350 | 766,680 | 1983 | 5 - 40 |
| 300 Welsh Road - Building 4 | Horsham, PA | — | 282,493 | 2,256,508 | 1,740,348 | 282,493 | 3,996,856 | 4,279,349 | 1,615,523 | 1983 | 5 - 40 |
| 300-309 Lakeside Drive | Horsham, PA | — | 369,475 | 3,338,761 | 1,822,004 | 376,475 | 5,153,765 | 5,530,240 | 2,377,024 | 1982 | 5 - 40 |
| 335 Commerce Drive | Horsham, PA | — | — | — | 8,898,941 | 182,400 | 8,716,541 | 8,898,941 | 2,320,824 | 2002 | 5 - 40 |
| 355 Business Center Drive | Horsham, PA | — | 483,045 | 898,798 | 520,506 | 471,171 | 1,431,178 | 1,902,349 | 451,623 | 2003 | 5 - 40 |
| 4 Walnut Grove | Horsham, PA | — | 2,515,115 | — | 10,809,109 | 2,515,115 | 10,809,109 | 13,324,224 | 3,987,158 | 1999 | 5 - 40 |
| 400-445 Lakeside Drive | Horsham, PA | — | 543,628 | 4,910,226 | 2,440,949 | 583,628 | 7,311,175 | 7,894,803 | 2,984,953 | 1981 | 5 - 40 |
| 455 Business Center Drive | Horsham, PA | — | 1,351,011 | 2,503,449 | 1,827,089 | 1,322,317 | 4,359,232 | 5,681,549 | 1,128,658 | 2003 | 5 - 40 |
| 5 Walnut Grove Drive | Horsham, PA | — | 1,065,951 | — | 10,537,565 | 1,939,712 | 9,663,804 | 11,603,516 | 3,234,764 | 2000 | 5 - 40 |
| 506 Prudential Road | Horsham, PA | — | 208,140 | 895,470 | 894,621 | 208,140 | 1,790,091 | 1,998,231 | 725,863 | 1973 | 5 - 40 |
| 555 Business Center Drive | Horsham, PA | — | 727,420 | 1,353,650 | 590,775 | 709,967 | 1,961,878 | 2,671,845 | 394,807 | 2003 | 5 - 40 |
| 680 Blair Mill Road | Horsham, PA | — | 3,527,151 | — | 17,475,489 | 4,138,577 | 16,864,063 | 21,002,640 | 4,624,063 | 2001 | 5 - 40 |
| 7 Walnut Grove Drive | Horsham, PA | — | 2,631,696 | — | 18,432,489 | 2,631,956 | 18,432,229 | 21,064,185 | 2,495,383 | 2006 | 5 - 40 |
| 700 Dresher Road | Horsham, PA | — | 2,551,777 | 3,020,638 | 2,421,163 | 2,565,140 | 5,428,438 | 7,993,578 | 2,000,659 | 1987 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| **OPERATING PROPERTIES** | | | | | | | | | | | |
| 507 Prudential Road | Horsham, PA | | 644,900 | 5,804,100 | 8,408,030 | 1,131,380 | 13,725,650 | 14,857,030 | 5,932,749 | 1988 | 5 - 40 |
| 747 Dresher Road | Horsham, PA | — | 1,607,238 | — | 5,032,004 | 1,607,977 | 5,031,265 | 6,639,242 | 2,848,287 | 1988 | 5 - 40 |
| 767 Electronic Drive | Horsham, PA | — | 1,229,685 | — | 2,436,397 | 1,241,970 | 2,424,112 | 3,666,082 | 1,203,195 | 1996 | 5 - 40 |
| 10301 Round Up Lane | Houston, TX | — | 545,501 | 2,927,700 | 647,820 | 545,501 | 3,575,520 | 4,121,021 | 151,851 | 2010 | 5 - 40 |
| 10305 Round Up Lane | Houston, TX | — | 1,340,609 | 7,489,720 | 3,132,595 | 1,340,609 | 10,622,315 | 11,962,924 | 415,125 | 2010 | 5 - 40 |
| 10735 West Little York Road | Houston, TX | — * | 1,110,988 | 6,351,946 | 2,244,493 | 1,135,483 | 8,571,944 | 9,707,427 | 1,974,061 | 2000 | 5 - 40 |
| 10739 West Little York Road | Houston, TX | — * | 797,931 | 5,950,894 | 275,922 | 799,560 | 6,225,187 | 7,024,747 | 1,590,735 | 1999 | 5 - 40 |
| 11201 Greens Crossing Boulevard | Houston, TX | — * | 1,006,194 | 5,412,584 | 2,777,537 | 1,008,542 | 8,187,773 | 9,196,315 | 1,335,539 | 2007 | 5 - 40 |
| 14200 Hollister Road | Houston, TX | — | 1,396,794 | — | 4,854,459 | 1,699,632 | 4,551,621 | 6,251,253 | 76,214 | 2011 | 5 - 40 |
| 16405 Air Center Boulevard | Houston, TX | — * | 438,853 | 3,030,396 | 467,475 | 438,853 | 3,497,871 | 3,936,724 | 1,391,979 | 1997 | 5 - 40 |
| 16445 Air Center Boulevard | Houston, TX | — * | 363,339 | 2,509,186 | 253,123 | 363,339 | 2,762,309 | 3,125,648 | 1,033,854 | 1997 | 5 - 40 |
| 1646 Rankin Road | Houston, TX | — * | 329,961 | — | 4,983,836 | 592,234 | 4,721,563 | 5,313,797 | 1,108,215 | 2005 | 5 - 40 |
| 16580 Air Center Boulevard | Houston, TX | — * | 289,000 | 3,559,857 | 290,890 | 289,000 | 3,850,747 | 4,139,747 | 1,320,572 | 1997 | 5 - 40 |
| 16602 Central Green Boulevard | Houston, TX | — * | 284,403 | — | 4,495,522 | 503,779 | 4,276,146 | 4,779,925 | 797,099 | 2005 | 5 - 40 |
| 16605 Air Center Boulevard | Houston, TX | — * | 298,999 | — | 3,333,536 | 496,186 | 3,136,349 | 3,632,535 | 842,762 | 2002 | 5 - 40 |
| 16680 Central Green Boulevard | Houston, TX | — * | 311,952 | — | 4,165,907 | 492,869 | 3,984,990 | 4,477,859 | 698,360 | 2001 | 5 - 40 |
| 16685 Air Center Boulevard | Houston, TX | — * | — | — | 2,905,166 | 414,691 | 2,490,475 | 2,905,166 | 547,622 | 2004 | 5 - 40 |
| 1755 Trans Central Drive | Houston, TX | — * | 293,534 | 3,036,269 | 469,765 | 306,147 | 3,493,421 | 3,799,568 | 1,006,097 | 1999 | 5 - 40 |
| 5200 N. Sam Houston Parkway | Houston, TX | — * | 1,519,458 | 7,135,548 | 3,484,365 | 1,520,074 | 10,619,297 | 12,139,371 | 1,792,374 | 2007 | 5 - 40 |
| 5250 N. Sam Houston Parkway | Houston, TX | — * | 2,173,287 | 8,868,256 | 2,581,783 | 2,173,942 | 11,449,384 | 13,623,326 | 1,663,552 | 2007 | 5 - 40 |
| 5500 N. Sam Houston Parkway West | Houston, TX | — | 1,243,541 | — | 6,406,104 | 1,513,151 | 6,136,494 | 7,649,645 | 22,634 | 2011 | 5 - 40 |
| 8103 Fallbrook Drive | Houston, TX | — * | 4,515,862 | — | 23,946,674 | 5,877,884 | 22,584,652 | 28,462,536 | 2,923,877 | 2006 | 5 - 40 |
| 850 Greens Parkway | Houston, TX | — * | 2,893,405 | 11,593,197 | 2,803,196 | 2,899,861 | 14,389,937 | 17,289,798 | 1,937,750 | 2007 | 5 - 40 |
| 860 Greens Parkway | Houston, TX | — * | 1,399,365 | 6,344,650 | 1,579,558 | 1,374,012 | 7,949,561 | 9,323,573 | 1,081,655 | 2007 | 5 - 40 |
| 8801-19 & 8821-49 Fallbrook Drive | Houston, TX | — * | 2,290,001 | 15,297,141 | 1,942,017 | 2,290,002 | 17,239,157 | 19,529,159 | 4,278,401 | 2000 | 5 - 40 |
| 8802-8824 Fallbrook Drive | Houston, TX | — * | 2,774,995 | 6,364,767 | 1,323,270 | 2,775,021 | 7,688,011 | 10,463,032 | 1,862,584 | 2004 | 5 - 40 |
| 8825-8839 N Sam Houston Pkwy | Houston, TX | — * | 638,453 | 3,258,815 | 709,721 | 638,477 | 3,968,512 | 4,606,989 | 972,040 | 2004 | 5 - 40 |
| 8850-8872 Fallbrook Drive | Houston, TX | — * | 504,317 | 2,878,351 | 1,054,230 | 504,341 | 3,932,557 | 4,436,898 | 1,119,479 | 2004 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| **OPERATING PROPERTIES** | | | | | | | | | | | |
| 10 North Park Drive | Hunt Valley, MD | — | 2,211,969 | 7,816,042 | 4,066,771 | 2,211,969 | 11,882,813 | 14,094,782 | 2,323,045 | 2003 | 5 - 40 |
| 20 Wright Avenue | Hunt Valley, MD | — | 1,205,946 | — | 10,035,875 | 1,861,025 | 9,380,796 | 11,241,821 | 3,369,085 | 2001 | 5 - 40 |
| 307 International Circle | Hunt Valley, MD | — | 3,538,319 | 14,190,832 | 14,271,044 | 3,542,881 | 28,457,314 | 32,000,195 | 6,745,578 | 2004 | 5 - 40 |
| 309 International Circle | Hunt Valley, MD | — | 613,667 | 2,458,204 | 1,101,241 | 615,096 | 3,558,016 | 4,173,112 | 722,028 | 2004 | 5 - 40 |
| 311 International Circle | Hunt Valley, MD | — | 313,365 | 1,281,093 | 121,986 | 314,572 | 1,401,872 | 1,716,444 | 265,528 | 2004 | 5 - 40 |
| 4 North Park Drive | Hunt Valley, MD | — | 3,269,948 | 13,551,370 | 5,291,523 | 3,269,948 | 18,842,893 | 22,112,841 | 4,490,794 | 2003 | 5 - 40 |
| 6 North Park Drive | Hunt Valley, MD | — | 2,077,949 | 8,770,566 | 1,997,827 | 2,077,949 | 10,768,393 | 12,846,342 | 2,968,013 | 2003 | 5 - 40 |
| 10245 Centurion Parkway North | Jacksonville, FL | — | 852,644 | 3,510,889 | 925,812 | 853,704 | 4,435,641 | 5,289,345 | 1,532,813 | 1996 | 5 - 40 |
| 4190 Belfort Road | Jacksonville, FL | — | 821,000 | 5,866,000 | 2,447,734 | 827,420 | 8,307,314 | 9,134,734 | 3,668,892 | 1986 | 5 - 40 |
| 4345 Southpoint Parkway | Jacksonville, FL | — | — | — | 8,599,894 | 418,093 | 8,181,801 | 8,599,894 | 2,988,317 | 1998 | 5 - 40 |
| 4801 Executive Park Court - 100 | Jacksonville, FL | — | 554,993 | 2,993,277 | 280,903 | 554,542 | 3,274,631 | 3,829,173 | 1,233,797 | 1990 | 5 - 40 |
| 4801 Executive Park Court - 200 | Jacksonville, FL | — | 370,017 | 1,995,518 | 191,034 | 370,039 | 2,186,530 | 2,556,569 | 855,635 | 1990 | 5 - 40 |
| 4810 Executive Park Court | Jacksonville, FL | — | 369,694 | 3,045,639 | 782,108 | 370,039 | 3,827,402 | 4,197,441 | 1,530,723 | 1990 | 5 - 40 |
| 4815 Executive Park Court - 100 | Jacksonville, FL | — | 366,317 | 1,975,393 | 78,401 | 366,339 | 2,053,772 | 2,420,111 | 746,594 | 1995 | 5 - 40 |
| 4815 Executive Park Court - 200 | Jacksonville, FL | — | 462,522 | 2,494,397 | 345,175 | 462,549 | 2,839,545 | 3,302,094 | 1,042,435 | 1995 | 5 - 40 |
| 4820 Executive Park Court | Jacksonville, FL | — | 555,173 | 2,693,130 | 605,408 | 555,213 | 3,298,498 | 3,853,711 | 1,284,863 | 1997 | 5 - 40 |
| 4825 Executive Park Court | Jacksonville, FL | — | 601,278 | 3,242,491 | 50,343 | 601,401 | 3,292,711 | 3,894,112 | 1,259,298 | 1996 | 5 - 40 |
| 4875 Belfort Road | Jacksonville, FL | — | 2,089,347 | — | 13,024,417 | 2,287,152 | 12,826,612 | 15,113,764 | 1,793,058 | 1998 | 5 - 40 |
| 4887 Belfort Road | Jacksonville, FL | — | 1,299,202 | — | 7,921,089 | 1,665,915 | 7,554,376 | 9,220,291 | 2,670,342 | 2002 | 5 - 40 |
| 4899 Belfort Road | Jacksonville, FL | — | 1,299,201 | — | 7,852,142 | 1,168,062 | 7,983,281 | 9,151,343 | 2,730,928 | 2000 | 5 - 40 |
| 4901 Belfort Road | Jacksonville, FL | — | 877,964 | 2,360,742 | 1,749,279 | 877,964 | 4,110,021 | 4,987,985 | 1,730,837 | 1986 | 5 - 40 |
| 4905 Belfort Street | Jacksonville, FL | — | 638,154 | — | 3,257,564 | 641,272 | 3,254,446 | 3,895,718 | 1,163,576 | 2000 | 5 - 40 |
| 5201 Gate Parkway | Jacksonville, FL | — | 3,836,532 | — | 21,433,694 | 4,269,346 | 21,000,880 | 25,270,226 | 5,204,196 | 2005 | 5 - 40 |
| 6601 Executive Park Circle North | Jacksonville, FL | — | 551,250 | 3,128,361 | 267,953 | 551,250 | 3,396,314 | 3,947,564 | 1,245,018 | 1992 | 5 - 40 |
| 6602 Executive Park Court - 100 | Jacksonville, FL | — | 388,519 | 2,095,293 | 217,788 | 388,541 | 2,313,059 | 2,701,600 | 878,603 | 1993 | 5 - 40 |
| 6602 Executive Park Court - 200 | Jacksonville, FL | — | 296,014 | 1,596,347 | 413,216 | 296,032 | 2,009,545 | 2,305,577 | 752,432 | 1993 | 5 - 40 |
| 6631 Executive Park Court - 100 | Jacksonville, FL | — | 251,613 | 1,356,849 | 477,995 | 251,627 | 1,834,830 | 2,086,457 | 840,339 | 1994 | 5 - 40 |
| 6631 Executive Park Court - 200 | Jacksonville, FL | — | 406,561 | 2,195,070 | 435,692 | 407,043 | 2,630,280 | 3,037,323 | 1,077,944 | 1994 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 6680 Southpoint Parkway | Jacksonville, FL | — | 998,432 | 4,055,727 | 1,153,152 | 1,002,704 | 5,204,607 | 6,207,311 | 2,329,583 | 1986 | 5 - 40 |
| 6700 Southpoint Parkway | Jacksonville, FL | — | 620,719 | 2,989,746 | 188,569 | 624,215 | 3,174,819 | 3,799,034 | 1,299,964 | 1987 | 5 - 40 |
| 7014 AC Skinner Parkway | Jacksonville, FL | — | 574,198 | — | 3,444,377 | 780,486 | 3,238,089 | 4,018,575 | 1,142,614 | 1999 | 5 - 40 |
| 7016 AC Skinner Parkway | Jacksonville, FL | — | 597,181 | — | 2,373,251 | 602,633 | 2,367,799 | 2,970,432 | 1,328,508 | 1996 | 5 - 40 |
| 7018 AC Skinner Parkway | Jacksonville, FL | — | 840,996 | — | 3,584,514 | 846,461 | 3,579,049 | 4,425,510 | 1,508,744 | 1997 | 5 - 40 |
| 7020 AC Skinner Parkway | Jacksonville, FL | — | 398,257 | — | 2,327,622 | 749,811 | 1,976,068 | 2,725,879 | 890,932 | 1996 | 5 - 40 |
| 7022 AC Skinner Parkway | Jacksonville, FL | — | 706,934 | — | 2,984,235 | 853,981 | 2,837,188 | 3,691,169 | 1,301,315 | 1996 | 5 - 40 |
| 7077 Bonneval Road | Jacksonville, FL | — | 768,000 | 5,789,000 | 2,642,514 | 774,020 | 8,425,494 | 9,199,514 | 4,201,054 | 1988 | 5 - 40 |
| 7251 Salisbury Road | Jacksonville, FL | — | — | — | 3,382,617 | 662,559 | 2,720,058 | 3,382,617 | 817,888 | 2000 | 5 - 40 |
| 7255 Salisbury Road | Jacksonville, FL | — | 392,060 | — | 2,653,838 | 680,766 | 2,365,132 | 3,045,898 | 580,895 | 2002 | 5 - 40 |
| 7259 Salisbury Road | Jacksonville, FL | — | 1,228,709 | — | 4,724,437 | 1,179,063 | 4,774,083 | 5,953,146 | 5,957 | 2012 | 5 - 40 |
| 8665,8667,8669 Baypine Road | Jacksonville, FL | — | 966,552 | — | 5,398,317 | 974,959 | 5,389,910 | 6,364,869 | 2,869,575 | 1987 | 5 - 40 |
| 8775 Baypine Road | Jacksonville, FL | — | 906,804 | — | 9,842,206 | 913,013 | 9,835,997 | 10,749,010 | 4,316,770 | 1989 | 5 - 40 |
| 151 South Warner Road | King of Prussia, PA | — | 1,218,086 | 6,937,866 | 7,191,697 | 1,187,900 | 14,159,749 | 15,347,649 | 1,820,036 | 1980 | 5 - 40 |
| 180 South Warner Drive | King of Prussia, PA | — | — | — | 9,749,428 | — | 9,749,428 | 9,749,428 | 612,993 | 2009 | 5 - 40 |
| 2100 Renaissance Boulevard | King of Prussia, PA | — | 1,110,111 | — | 12,003,349 | 1,132,519 | 11,980,941 | 13,113,460 | 3,125,447 | 1999 | 5 - 40 |
| 2201 Renaissance Boulevard | King of Prussia, PA | — | — | — | 17,648,408 | 2,413,514 | 15,234,894 | 17,648,408 | 4,901,071 | 2000 | 5 - 40 |
| 2300 Renaissance Boulevard | King of Prussia, PA | — | 509,580 | — | 3,042,297 | 574,152 | 2,977,725 | 3,551,877 | 1,347,321 | 1999 | 5 - 40 |
| 2301 Renaissance Boulevard | King of Prussia, PA | — | 1,645,246 | — | 30,080,438 | 4,581,649 | 27,144,035 | 31,725,684 | 9,366,432 | 2002 | 5 - 40 |
| 2500 Renaissance Boulevard | King of Prussia, PA | — | 509,580 | — | 2,653,720 | 592,886 | 2,570,414 | 3,163,300 | 1,124,607 | 1999 | 5 - 40 |
| 2520 Renaissance Boulevard | King of Prussia, PA | — | 1,020,000 | — | 4,621,206 | 978,402 | 4,662,804 | 5,641,206 | 1,971,168 | 1999 | 5 - 40 |
| 2560 Renaissance Boulevard | King of Prussia, PA | — | — | — | 3,729,254 | 649,792 | 3,079,462 | 3,729,254 | 1,283,702 | 2000 | 5 - 40 |
| 2700 Horizon Drive | King of Prussia, PA | — | 764,370 | — | 3,643,566 | 867,815 | 3,540,121 | 4,407,936 | 1,381,478 | 1998 | 5 - 40 |
| 2900 Horizon Drive | King of Prussia, PA | — | 679,440 | — | 3,503,074 | 774,096 | 3,408,418 | 4,182,514 | 1,440,492 | 1998 | 5 - 40 |
| 3200 Horizon Drive | King of Prussia, PA | — | 928,637 | — | 6,271,084 | 1,210,137 | 5,989,584 | 7,199,721 | 1,980,170 | 1996 | 5 - 40 |
| 3400 Horizon Drive | King of Prussia, PA | — | 776,496 | 3,139,068 | 1,511,259 | 776,496 | 4,650,327 | 5,426,823 | 1,587,308 | 1995 | 5 - 40 |
| 3600 Horizon Drive | King of Prussia, PA | — | 236,432 | 1,856,252 | 784,645 | 236,432 | 2,640,897 | 2,877,329 | 1,288,193 | 1989 | 5 - 40 |
| 3602 Horizon Drive | King of Prussia, PA | — | 217,734 | 1,759,489 | 194,524 | 217,809 | 1,953,938 | 2,171,747 | 795,621 | 1989 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| **OPERATING PROPERTIES** | | | | | | | | | | | |
| 3604 Horizon Drive | King of Prussia, PA | — | 397,178 | — | 1,830,845 | 350,874 | 1,877,149 | 2,228,023 | 649,040 | 1998 | 5 - 40 |
| 440 East Swedesford Road | King of Prussia, PA | — | 717,001 | 4,816,121 | 2,823,888 | 717,001 | 7,640,009 | 8,357,010 | 3,345,862 | 1988 | 5 - 40 |
| 460 East Swedesford Road | King of Prussia, PA | — | 705,317 | 4,737,487 | 4,101,975 | 705,317 | 8,839,462 | 9,544,779 | 3,393,390 | 1988 | 5 - 40 |
| 650 Swedesford Road | King of Prussia, PA | — | 952,911 | 6,722,830 | 7,998,201 | 952,911 | 14,721,031 | 15,673,942 | 6,275,267 | 1971 | 5 - 40 |
| 680 Swedesford Road | King of Prussia, PA | — | 952,361 | 6,722,830 | 7,217,277 | 952,361 | 13,940,107 | 14,892,468 | 5,778,719 | 1971 | 5 - 40 |
| 170 South Warner Road | King of Prussia, PA | — | 547,800 | 3,137,400 | 2,855,285 | 458,232 | 6,082,253 | 6,540,485 | 3,448,347 | 1980 | 5 - 40 |
| 190 South Warner Road | King of Prussia, PA | — | 552,200 | 3,162,600 | 1,063,496 | 461,909 | 4,316,387 | 4,778,296 | 1,996,095 | 1980 | 5 - 40 |
| 3000 Horizon Drive | King of Prussia, PA | — | 1,191,449 | — | 2,476,299 | 946,703 | 2,721,045 | 3,667,748 | 964,964 | 1997 | 5 - 40 |
| 3100 Horizon Drive | King of Prussia, PA | — | 601,956 | — | 2,224,116 | 611,436 | 2,214,636 | 2,826,072 | 745,466 | 1995 | 5 - 40 |
| 3500 Horizon Drive | King of Prussia, PA | — | 1,204,839 | — | 2,830,072 | 1,223,875 | 2,811,036 | 4,034,911 | 1,123,827 | 1996 | 5 - 40 |
| 1700 Interstate Drive | Lakeland, FL | — | 650,000 | 5,359,845 | 84,375 | 650,000 | 5,444,220 | 6,094,220 | 8,569 | 2012 | 5 - 40 |
| 11425 State Highway 225 | LaPorte, TX | — * | 975,974 | 3,291,952 | 126,040 | 977,542 | 3,416,424 | 4,393,966 | 630,381 | 2006 | 5 - 40 |
| 11503 State Highway 225 | LaPorte, TX | — * | 2,561,931 | 9,593,118 | 339,649 | 2,566,047 | 9,928,651 | 12,494,698 | 1,685,895 | 2006 | 5 - 40 |
| 7528 Walker Way | Lehigh Valley, PA | — | 893,441 | — | 5,510,456 | 779,330 | 5,624,567 | 6,403,897 | 1,419,546 | 2004 | 5 - 40 |
| 8301 Industrial Boulevard | Lehigh, PA | — | 11,249,550 | — | 44,324,333 | 11,254,716 | 44,319,167 | 55,573,883 | 8,008,883 | 2005 | 5 - 40 |
| 8500 Willard Drive | Lehigh, PA | 3,054,750 | 6,398,815 | — | 21,851,472 | 7,734,826 | 20,515,461 | 28,250,287 | 2,482,104 | 2004 | 5 - 40 |
| 7533 Insurtial Parkway | Lower Macungie, PA | — | 5,603,460 | 18,807,987 | 2,434,039 | 5,603,460 | 21,242,026 | 26,845,486 | 1,197,518 | 2011 | 5 - 40 |
| 1901 Summit Tower Boulevard | Maitland, FL | — | 6,078,791 | 12,348,567 | 2,047,679 | 6,083,206 | 14,391,831 | 20,475,037 | 5,771,297 | 1998 | 5 - 40 |
| 1 Country View Road | Malvern, PA | — | 400,000 | 3,600,000 | 437,856 | 406,421 | 4,031,435 | 4,437,856 | 2,223,299 | 1982 | 5 - 40 |
| 1 Great Valley Parkway | Malvern, PA | — | 419,460 | 3,792,570 | 813,913 | 419,460 | 4,606,483 | 5,025,943 | 1,690,775 | 1982 | 5 - 40 |
| 10 Great Valley Parkway | Malvern, PA | — | 823,540 | 1,341,376 | 459,973 | 832,244 | 1,792,645 | 2,624,889 | 519,885 | 2003 | 5 - 40 |
| 100 Chesterfield Parkway | Malvern, PA | — | 1,320,625 | — | 6,709,379 | 1,451,139 | 6,578,865 | 8,030,004 | 3,232,114 | 1998 | 5 - 40 |
| 1001 Cedar Hollow Road | Malvern, PA | — | 1,436,814 | — | 16,128,428 | 1,676,470 | 15,888,772 | 17,565,242 | 7,374,286 | 1998 | 5 - 40 |
| 11 Great Valley Parkway | Malvern, PA | — | 496,297 | — | 2,960,712 | 708,331 | 2,748,678 | 3,457,009 | 818,775 | 2001 | 5 - 40 |
| 11,15 Great Valley Parkway | Malvern, PA | — | 1,837,050 | — | 14,958,472 | 1,837,878 | 14,957,644 | 16,795,522 | 11,336,838 | 1986 | 5 - 40 |
| 18 Great Valley Parkway | Malvern, PA | — | 394,036 | 3,976,221 | 68,969 | 397,293 | 4,041,933 | 4,439,226 | 1,402,305 | 1980 | 5 - 40 |
| 2 West Liberty Boulevard | Malvern, PA | — | 5,405,041 | — | 11,846,282 | 5,405,042 | 11,846,281 | 17,251,323 | 2,771,172 | 2003 | 5 - 40 |
| 200 Chesterfield Parkway | Malvern, PA | — | 495,893 | 2,739,093 | 578,648 | 588,384 | 3,225,250 | 3,813,634 | 2,478,285 | 1989 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 27-43 Great Valley Parkway | Malvern, PA | — | 448,775 | — | 2,347,289 | 449,447 | 2,346,617 | 2,796,064 | 1,753,983 | 1977 | 5 - 40 |
| 3 Country View Road | Malvern, PA | — | 814,278 | — | 5,142,433 | 1,128,881 | 4,827,830 | 5,956,711 | 1,726,641 | 1998 | 5 - 40 |
| 375 Technology Drive | Malvern, PA | — | 191,114 | — | 1,616,195 | 234,922 | 1,572,387 | 1,807,309 | 601,655 | 1998 | 5 - 40 |
| 40 Liberty Boulevard | Malvern, PA | — | 4,241,137 | 17,737,090 | 2,649,251 | 4,241,167 | 20,386,311 | 24,627,478 | 7,924,812 | 1989 | 5 - 40 |
| 425 Technology Drive | Malvern, PA | — | 191,114 | — | 1,700,603 | 321,473 | 1,570,244 | 1,891,717 | 588,227 | 1998 | 5 - 40 |
| 45 Liberty Boulevard | Malvern, PA | — | 4,380,221 | — | 15,322,821 | 4,749,748 | 14,953,294 | 19,703,042 | 6,941,978 | 1999 | 5 - 40 |
| 45-67 Great Valley Parkway | Malvern, PA | — | 795,143 | — | 4,195,540 | 795,831 | 4,194,852 | 4,990,683 | 2,784,680 | 1974 | 5 - 40 |
| 5 Great Valley Parkway | Malvern, PA | — | 684,200 | 6,181,661 | 1,605,728 | 684,200 | 7,787,389 | 8,471,589 | 3,145,477 | 1983 | 5 - 40 |
| 50 Morehall Road | Malvern, PA | — | 849,576 | — | 13,079,506 | 1,337,076 | 12,592,006 | 13,929,082 | 6,307,490 | 1997 | 5 - 40 |
| 600 Chesterfield Parkway | Malvern, PA | — | 2,013,750 | — | 8,255,849 | 2,171,080 | 8,098,519 | 10,269,599 | 3,786,054 | 1999 | 5 - 40 |
| 700 Chesterfield Parkway | Malvern, PA | — | 2,013,750 | — | 8,216,674 | 2,158,337 | 8,072,087 | 10,230,424 | 3,760,197 | 1999 | 5 - 40 |
| 10 Valley Stream Parkway | Malvern, PA | — | 509,075 | — | 2,699,241 | 509,899 | 2,698,417 | 3,208,316 | 1,720,891 | 1984 | 5 - 40 |
| 10, 20 Liberty Boulevard | Malvern, PA | — | 724,058 | — | 5,828,095 | 724,846 | 5,827,307 | 6,552,153 | 3,313,973 | 1985 | 5 - 40 |
| 12,14,16 Great Valley Parkway | Malvern, PA | — | 130,689 | — | 1,326,294 | 128,767 | 1,328,216 | 1,456,983 | 877,803 | 1982 | 5 - 40 |
| 14 Lee Boulevard | Malvern, PA | — | 664,282 | — | 5,569,322 | 643,892 | 5,589,712 | 6,233,604 | 3,522,564 | 1988 | 5 - 40 |
| 155 Great Valley Parkway | Malvern, PA | — | 625,147 | — | 2,640,082 | 626,068 | 2,639,161 | 3,265,229 | 1,887,661 | 1981 | 5 - 40 |
| 20 Valley Stream Parkway | Malvern, PA | — | 465,539 | — | 5,258,868 | 466,413 | 5,257,994 | 5,724,407 | 3,278,799 | 1987 | 5 - 40 |
| 257-275 Great Valley Parkway | Malvern, PA | — | 504,611 | — | 5,076,691 | 505,458 | 5,075,844 | 5,581,302 | 3,279,873 | 1983 | 5 - 40 |
| 277-293 Great Valley Parkway | Malvern, PA | — | 530,729 | — | 2,390,465 | 531,534 | 2,389,660 | 2,921,194 | 1,652,769 | 1984 | 5 - 40 |
| 30 Great Valley Parkway | Malvern, PA | — | 128,126 | — | 554,378 | 128,783 | 553,721 | 682,504 | 340,151 | 1975 | 5 - 40 |
| 300 Technology Drive | Malvern, PA | — | 368,626 | — | 1,350,184 | 374,497 | 1,344,313 | 1,718,810 | 853,114 | 1985 | 5 - 40 |
| 300-400 Chesterfield Parkway | Malvern, PA | — | 937,212 | — | 5,162,646 | 1,012,843 | 5,087,015 | 6,099,858 | 2,755,579 | 1988 | 5 - 40 |
| 311 Technology Drive | Malvern, PA | — | 397,131 | — | 2,983,506 | 397,948 | 2,982,689 | 3,380,637 | 1,897,101 | 1984 | 5 - 40 |
| 333 Phoenixville Pike | Malvern, PA | — | 523,530 | — | 3,708,843 | 524,230 | 3,708,143 | 4,232,373 | 2,170,389 | 1985 | 5 - 40 |
| 40 Valley Stream Parkway | Malvern, PA | — | 322,918 | — | 3,233,318 | 325,775 | 3,230,461 | 3,556,236 | 2,294,803 | 1987 | 5 - 40 |
| 420 Lapp Road | Malvern, PA | — | 1,054,418 | — | 8,617,860 | 1,055,243 | 8,617,035 | 9,672,278 | 3,903,764 | 1989 | 5 - 40 |
| 5 Country View Road | Malvern, PA | — | 785,168 | 4,678,632 | 885,185 | 786,235 | 5,562,750 | 6,348,985 | 2,750,581 | 1985 | 5 - 40 |
| 50 Valley Stream Parkway | Malvern, PA | — | 323,971 | — | 3,112,785 | 323,792 | 3,112,964 | 3,436,756 | 2,054,064 | 1987 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 500 Chesterfield Parkway | Malvern, PA | — | 472,364 | — | 2,922,205 | 519,742 | 2,874,827 | 3,394,569 | 1,601,361 | 1988 | 5 - 40 |
| 508 Lapp Road | Malvern, PA | — | 331,392 | — | 1,712,794 | 332,216 | 1,711,970 | 2,044,186 | 1,198,302 | 1984 | 5 - 40 |
| 510 Lapp Road | Malvern, PA | — | 356,950 | — | 926,587 | 357,751 | 925,786 | 1,283,537 | 702,362 | 1983 | 5 - 40 |
| 55 Valley Stream Parkway | Malvern, PA | — | 215,005 | — | 4,048,827 | 215,818 | 4,048,014 | 4,263,832 | 2,739,220 | 1983 | 5 - 40 |
| 60 Morehall Road | Malvern, PA | — | 865,424 | 9,285,000 | 5,182,805 | 884,974 | 14,448,255 | 15,333,229 | 8,775,233 | 1989 | 5 - 40 |
| 65 Valley Stream Parkway | Malvern, PA | — | 381,544 | — | 6,715,903 | 382,361 | 6,715,086 | 7,097,447 | 4,817,405 | 1983 | 5 - 40 |
| 7 Great Valley Parkway | Malvern, PA | — | 176,435 | — | 6,068,019 | 177,317 | 6,067,137 | 6,244,454 | 2,890,865 | 1985 | 5 - 40 |
| 75 Great Valley Parkway | Malvern, PA | — | 143,074 | — | 618,372 | 143,811 | 617,635 | 761,446 | 492,163 | 1977 | 5 - 40 |
| 77-123 Great Valley Parkway | Malvern, PA | — | 887,664 | — | 5,128,170 | 888,359 | 5,127,475 | 6,015,834 | 3,607,633 | 1978 | 5 - 40 |
| 7550 Meridian Circle | Maple Grove, MN | — | 513,250 | 2,901,906 | 1,093,039 | 513,250 | 3,994,945 | 4,508,195 | 1,432,707 | 1989 | 5 - 40 |
| 301 Lippincott Drive | Marlton, NJ | — | 1,069,837 | 4,780,163 | 3,399,019 | 1,069,838 | 8,179,181 | 9,249,019 | 2,617,454 | 1988 | 5 - 40 |
| 303 Lippincott Drive | Marlton, NJ | — | 1,069,837 | 4,780,163 | 2,942,344 | 1,069,838 | 7,722,506 | 8,792,344 | 4,026,134 | 1988 | 5 - 40 |
| 400 Lippincott Drive | Marlton, NJ | — | 69,402 | — | 3,668,348 | 317,799 | 3,419,951 | 3,737,750 | 1,508,543 | 1999 | 5 - 40 |
| 406 Lippincott Drive | Marlton, NJ | — | 321,455 | 1,539,871 | 1,119,185 | 327,554 | 2,652,957 | 2,980,511 | 1,064,731 | 1990 | 5 - 40 |
| 65 Brookfield Oaks Drive | Mauldin, SC | — | 557,174 | — | 2,842,439 | 506,318 | 2,893,295 | 3,399,613 | 497,224 | 2004 | 5 - 40 |
| 75 Brookfield Oaks Drive | Mauldin, SC | — | 419,731 | — | 2,338,822 | 430,909 | 2,327,644 | 2,758,553 | 495,571 | 2003 | 5 - 40 |
| 4600 Nathan Lane | Minneapolis, MN | — | 1,063,558 | — | 8,308,857 | 1,038,197 | 8,334,218 | 9,372,415 | 3,391,013 | 2002 | 5 - 40 |
| 4700 Nathan Lane North | Minneapolis, MN | — | 1,501,308 | 8,446,083 | 13,598,534 | 1,501,308 | 22,044,617 | 23,545,925 | 4,167,217 | 1996 | 5 - 40 |
| 12501 & 12701 Whitewater Drive | Minnegonka, MN | — | 2,175,209 | 3,948,085 | 8,512,893 | 2,177,953 | 12,458,234 | 14,636,187 | 3,190,381 | 1986 | 5 - 40 |
| 12800 Whitewater Drive | Minnetonka, MN | — | 1,273,600 | 3,158,737 | 1,080,274 | 1,273,730 | 4,238,881 | 5,512,611 | 101,121 | 2011 | 5 - 40 |
| 12900 Whitewater Drive | Minnetonka, MN | — | 1,236,560 | 2,762,325 | 1,016,780 | 1,236,686 | 3,778,979 | 5,015,665 | 88,467 | 2011 | 5 - 40 |
| 5400-5500 Feltl Road | Minnetonka, MN | — | 883,895 | 7,983,345 | 2,453,848 | 883,895 | 10,437,193 | 11,321,088 | 4,156,664 | 1985 | 5 - 40 |
| 5600 & 5610 Rowland Road | Minnetonka, MN | — | 828,650 | 7,399,409 | 1,611,297 | 829,263 | 9,010,093 | 9,839,356 | 3,363,765 | 1988 | 5 - 40 |
| 6000 Clearwater Drive | Minnetonka, MN | — | 985,016 | 2,091,371 | 2,503,147 | 985,117 | 4,594,417 | 5,579,534 | 66,861 | 2011 | 5 - 40 |
| 456 International Parkway | Minooka, IL | — | 3,862,683 | 13,673,262 | 684,719 | 3,862,683 | 14,357,981 | 18,220,664 | 247,114 | 2012 | 5 - 40 |
| 3100 SW 145th Avenue | Miramar, FL | — | 6,204,407 | — | 17,043,437 | 6,265,000 | 16,982,844 | 23,247,844 | 1,663,898 | 2007 | 5 - 40 |
| 3350 SW 148th Avenue | Miramar, FL | — | 2,960,511 | — | 18,244,896 | 2,980,689 | 18,224,718 | 21,205,407 | 6,789,968 | 2000 | 5 - 40 |

**LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP**

**SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION**

**AS OF DECEMBER 31, 2012**

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 3400 Lakeside Drive | Miramar, FL | — | 2,022,153 | 11,345,881 | 1,703,556 | 2,022,153 | 13,049,437 | 15,071,590 | 4,956,270 | 1990 | 5 - 40 |
| 3450 Lakeside Drive | Miramar, FL | — | 2,022,152 | 11,357,143 | 2,702,765 | 2,022,152 | 14,059,908 | 16,082,060 | 5,681,575 | 1990 | 5 - 40 |
| 323 Park Knoll Drive | Morrisville, NC | 2,690,326 | 1,071,600 | 4,294,089 | 938,228 | 1,071,600 | 5,232,317 | 6,303,917 | 464,061 | 2010 | 5 - 40 |
| 324 Park Knoll Drive | Morrisville, NC | — * | 1,449,092 | 4,252,934 | 502,293 | 1,449,450 | 4,754,869 | 6,204,319 | 751,123 | 2007 | 5 - 40 |
| 619 Distribution Drive | Morrisville, NC | — * | 1,031,430 | 5,466,955 | 529,813 | 1,031,685 | 5,996,513 | 7,028,198 | 911,987 | 2007 | 5 - 40 |
| 627 Distribution Drive | Morrisville, NC | — * | 1,061,370 | 4,971,939 | 772,687 | 1,061,632 | 5,744,364 | 6,805,996 | 801,595 | 2007 | 5 - 40 |
| 701 Distribution Drive | Morrisville, NC | — * | 1,300,889 | 5,147,960 | 372,450 | 1,301,211 | 5,520,088 | 6,821,299 | 841,066 | 2007 | 5 - 40 |
| 330 Fellowship Road | Mount Laurel, NJ | — | 3,730,570 | — | 17,127,277 | 3,758,270 | 17,099,577 | 20,857,847 | 2,114,000 | 2006 | 5 - 40 |
| 300 Fellowship Road | Mt Laurel, NJ | — | — | — | 7,354,051 | 1,098,904 | 6,255,147 | 7,354,051 | 1,676,701 | 2004 | 5 - 40 |
| 3001 Leadenhall Road | Mt Laurel, NJ | — | 1,925,719 | 191,390 | 10,965,396 | 1,936,489 | 11,146,016 | 13,082,505 | 3,363,501 | 2003 | 5 - 40 |
| 302 Fellowship Road | Mt Laurel, NJ | — | 1,512,120 | — | 2,876,559 | 539,060 | 3,849,619 | 4,388,679 | 747,465 | 2001 | 5 - 40 |
| 350 Fellowship Road | Mt Laurel, NJ | — | 2,960,159 | 1,449,611 | 4,622,153 | 2,970,687 | 6,061,236 | 9,031,923 | 1,242,368 | 2006 | 5 - 40 |
| 1000 Briggs Road | Mt. Laurel, NJ | — | 288,577 | 2,546,537 | 1,757,724 | 288,577 | 4,304,261 | 4,592,838 | 1,535,702 | 1986 | 5 - 40 |
| 1001 Briggs Road | Mt. Laurel, NJ | — | 701,705 | 3,505,652 | 2,115,907 | 701,705 | 5,621,559 | 6,323,264 | 2,715,719 | 1986 | 5 - 40 |
| 1015 Briggs Road | Mt. Laurel, NJ | — | 356,987 | — | 3,602,599 | 470,659 | 3,488,927 | 3,959,586 | 1,312,844 | 2000 | 5 - 40 |
| 1020 Briggs Road | Mt. Laurel, NJ | — | 494,334 | — | 3,818,894 | 569,184 | 3,744,044 | 4,313,228 | 1,441,594 | 1999 | 5 - 40 |
| 1025 Briggs Road | Mt. Laurel, NJ | — | 430,990 | 3,714,828 | 1,308,915 | 430,990 | 5,023,743 | 5,454,733 | 2,198,737 | 1987 | 5 - 40 |
| 11000, 15000 Commerce Parkway | Mt. Laurel, NJ | — | 310,585 | 4,394,900 | 279,828 | 311,950 | 4,673,363 | 4,985,313 | 2,307,105 | 1985 | 5 - 40 |
| 12000, 14000 Commerce Parkway | Mt. Laurel, NJ | — | 361,800 | 3,285,817 | 881,054 | 362,855 | 4,165,816 | 4,528,671 | 2,048,995 | 1985 | 5 - 40 |
| 16000, 18000 Commerce Parkway | Mt. Laurel, NJ | — | 289,700 | 2,512,683 | 1,021,740 | 290,545 | 3,533,578 | 3,824,123 | 1,742,754 | 1985 | 5 - 40 |
| 17000 Commerce Parkway | Mt. Laurel, NJ | — | 144,515 | — | 2,948,572 | 144,515 | 2,948,572 | 3,093,087 | 1,006,545 | 2001 | 5 - 40 |
| 5000 Dearborn Court | Mt. Laurel, NJ | — | 1,057,763 | 4,191,827 | 1,251,735 | 1,058,832 | 5,442,493 | 6,501,325 | 1,871,182 | 1988 | 5 - 40 |
| 6000 Commerce Parkway | Mt. Laurel, NJ | — | 234,151 | 2,022,683 | 515,996 | 234,151 | 2,538,679 | 2,772,830 | 984,530 | 1985 | 5 - 40 |
| 8000 Commerce Parkway | Mt. Laurel, NJ | — | 234,814 | 1,995,098 | 587,719 | 234,814 | 2,582,817 | 2,817,631 | 1,121,048 | 1983 | 5 - 40 |
| 9000 Commerce Parkway | Mt. Laurel, NJ | — | 286,587 | 2,474,820 | 1,352,500 | 286,587 | 3,827,320 | 4,113,907 | 1,516,718 | 1983 | 5 - 40 |
| 550-590 Hale Avenue | Oakdale, MN | — * | 765,535 | 3,488,754 | 303,570 | 766,390 | 3,791,469 | 4,557,859 | 1,327,239 | 1996 | 5 - 40 |
| 1879 Lamont Avenue | Odenton, MD | — | 1,976,000 | 8,099,579 | 2,469,160 | 2,011,030 | 10,533,709 | 12,544,739 | 2,488,629 | 2004 | 5 - 40 |
| 350 Winmeyer Avenue | Odenton, MD | — | 1,778,400 | 7,289,165 | 2,069,298 | 1,809,927 | 9,326,936 | 11,136,863 | 2,004,576 | 2004 | 5 - 40 |
| 1000 Gills Drive | Orlando, FL | — | 415,906 | — | 2,712,377 | 435,400 | 2,692,883 | 3,128,283 | 338,797 | 2006 | 5 - 40 |

**LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP**

**SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION**

**AS OF DECEMBER 31, 2012**

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| **OPERATING PROPERTIES** | | | | | | | | | | | |
| 10003 Satellite Boulevard | Orlando, FL | — | 680,312 | 2,120,754 | 1,258,779 | 680,312 | 3,379,533 | 4,059,845 | 894,648 | 2003 | 5 - 40 |
| 10511 & 10611 Satellite Boulevard | Orlando, FL | — | 517,554 | 2,568,186 | 424,226 | 522,991 | 2,986,975 | 3,509,966 | 1,196,850 | 1985 | 5 - 40 |
| 10771 Palm Bay Drive | Orlando, FL | — | 664,605 | — | 2,363,613 | 685,383 | 2,342,835 | 3,028,218 | 651,050 | 2001 | 5 - 40 |
| 1090 Gills Drive | Orlando, FL | — | 878,320 | 2,558,833 | 1,400,491 | 878,320 | 3,959,324 | 4,837,644 | 937,703 | 2003 | 5 - 40 |
| 1400-1440 Central Florida Parkway | Orlando, FL | — | 518,043 | 2,561,938 | 959,445 | 518,043 | 3,521,383 | 4,039,426 | 1,289,418 | 1962 | 5 - 40 |
| 1902 Cypress Lake Drive | Orlando, FL | — | 523,512 | 3,191,790 | 1,489,884 | 538,512 | 4,666,674 | 5,205,186 | 1,672,265 | 1989 | 5 - 40 |
| 1950 Summit Park Drive | Orlando, FL | — | 2,573,700 | 17,478,646 | 3,245,115 | 2,583,667 | 20,713,794 | 23,297,461 | 4,697,553 | 2005 | 5 - 40 |
| 1958 Summit Park Drive | Orlando, FL | — | 2,573,961 | 11,206,937 | 10,133,864 | 2,583,216 | 21,331,546 | 23,914,762 | 4,105,388 | 2005 | 5 - 40 |
| 201 Summit Park Drive | Orlando, FL | — | 4,435,921 | — | 38,416,263 | 4,510,990 | 38,341,194 | 42,852,184 | 2,959,369 | 2008 | 5 - 40 |
| 2202 Taft-Vineland Road | Orlando, FL | — | — | — | 6,631,110 | 1,283,713 | 5,347,397 | 6,631,110 | 2,087,234 | 2004 | 5 - 40 |
| 2256 Taft-Vineland Road | Orlando, FL | — | 467,296 | — | 2,494,667 | 825,673 | 2,136,290 | 2,961,963 | 509,428 | 2005 | 5 - 40 |
| 2351 Investors Row | Orlando, FL | — | 2,261,924 | 7,496,249 | 1,855,906 | 2,263,211 | 9,350,868 | 11,614,079 | 1,920,977 | 2004 | 5 - 40 |
| 2400 South Lake Orange Drive | Orlando, FL | — | 385,964 | — | 3,193,150 | 642,427 | 2,936,687 | 3,579,114 | 794,601 | 2001 | 5 - 40 |
| 2412 Sand Lake Road | Orlando, FL | — | 1,236,819 | 3,243,314 | 15,060 | 1,240,976 | 3,254,217 | 4,495,193 | 2,442 | 2012 | 5 - 40 |
| 2416 Lake Orange Drive | Orlando, FL | — | 535,964 | — | 2,926,205 | 704,800 | 2,757,369 | 3,462,169 | 963,211 | 2002 | 5 - 40 |
| 6200 Lee Vista Boulevard | Orlando, FL | — | 1,435,301 | 5,907,266 | 606,440 | 1,435,301 | 6,513,706 | 7,949,007 | 1,092,952 | 2006 | 5 - 40 |
| 6501 Lee Vista Boulevard | Orlando, FL | — | 903,701 | — | 5,660,760 | 925,671 | 5,638,790 | 6,564,461 | 1,597,662 | 2001 | 5 - 40 |
| 6918 Presidents Drive | Orlando, FL | — | 872,550 | 2,476,443 | 49,600 | 872,550 | 2,526,043 | 3,398,593 | 3,665 | 2012 | 5 - 40 |
| 6923 Lee Vista Boulevard | Orlando, FL | — | 903,701 | — | 3,790,427 | 830,953 | 3,863,175 | 4,694,128 | 740,664 | 2006 | 5 - 40 |
| 7022 TPC Drive | Orlando, FL | — | 1,443,510 | 6,501,571 | 800,668 | 1,457,286 | 7,288,463 | 8,745,749 | 1,236,451 | 2006 | 5 - 40 |
| 7100 TPC Drive | Orlando, FL | — | 1,431,489 | 7,583,998 | 1,158,702 | 1,445,807 | 8,728,382 | 10,174,189 | 1,619,911 | 2006 | 5 - 40 |
| 7101 TPC Drive | Orlando, FL | — | 1,553,537 | 5,574,187 | 441,400 | 1,570,863 | 5,998,261 | 7,569,124 | 987,036 | 2006 | 5 - 40 |
| 7315 Kingspointe Parkway | Orlando, FL | — | 1,931,697 | 6,388,203 | 2,030,841 | 1,932,004 | 8,418,737 | 10,350,741 | 2,480,531 | 2004 | 5 - 40 |
| 8201 Chancellor Drive | Orlando, FL | — | 4,295,972 | 12,598,544 | 5,944,499 | 4,295,972 | 18,543,043 | 22,839,015 | 2,215,817 | 2010 | 5 - 40 |
| 851 Gills Drive | Orlando, FL | — | 332,992 | — | 2,861,135 | 373,500 | 2,820,627 | 3,194,127 | 355,819 | 2006 | 5 - 40 |
| 950 Gills Drive | Orlando, FL | — | 443,989 | — | 2,907,134 | 464,800 | 2,886,323 | 3,351,123 | 319,378 | 2006 | 5 - 40 |
| 9550 Satellite Boulevard | Orlando, FL | — | 574,831 | — | 2,497,841 | 587,319 | 2,485,353 | 3,072,672 | 901,950 | 1999 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| **OPERATING PROPERTIES** | | | | | | | | | | | |
| 9600 Satellite Boulevard | Orlando, FL | — | 252,850 | 1,297,923 | 71,943 | 252,850 | 1,369,866 | 1,622,716 | 514,444 | 1989 | 5 - 40 |
| 9700 Satellite Boulevard | Orlando, FL | — | 405,362 | 1,146,546 | 272,501 | 405,362 | 1,419,047 | 1,824,409 | 536,000 | 1989 | 5 - 40 |
| South Center Land-Phase II | Orlando, FL | — | 838,853 | — | 4,084,540 | 767,953 | 4,155,440 | 4,923,393 | 823,157 | 2006 | 5 - 40 |
| 1 Crescent Drive | Philadelphia, PA | — | 567,280 | — | 15,221,634 | 347,892 | 15,441,022 | 15,788,914 | 2,599,727 | 2004 | 5 - 40 |
| 150 Rouse Boulevard | Philadelphia, PA | — | 567,531 | — | 14,226,850 | 569,349 | 14,225,032 | 14,794,381 | 59,980 | 2011 | 5 - 40 |
| 3 Crescent Drive | Philadelphia, PA | — | 214,726 | — | 22,198,745 | 417,823 | 21,995,648 | 22,413,471 | 1,658,371 | 2008 | 5 - 40 |
| 3 Franklin Plaza | Philadelphia, PA | — | 2,483,144 | — | 32,164,217 | 2,514,519 | 32,132,842 | 34,647,361 | 11,255,502 | 1999 | 5 - 40 |
| 4000 S 26th Street | Philadelphia, PA | — | 51,784 | — | 6,275,708 | 616,466 | 5,711,026 | 6,327,492 | 32,562 | 2011 | 5 - 40 |
| 4050 S 26th Street | Philadelphia, PA | — | 46,301 | — | 6,196,379 | 616,669 | 5,626,011 | 6,242,680 | 52,712 | 2011 | 5 - 40 |
| 4300 South 26th Street | Philadelphia, PA | — | 402,673 | — | 34,862,598 | 413,030 | 34,852,241 | 35,265,271 | 2,969,038 | 2008 | 5 - 40 |
| 4751 League Island Boulevard | Philadelphia, PA | — | 992,965 | 331,924 | 6,854,092 | 1,022,081 | 7,156,900 | 8,178,981 | 1,827,391 | 2003 | 5 - 40 |
| 4775 League Island Boulevard | Philadelphia, PA | — | 891,892 | — | 5,684,847 | 366,982 | 6,209,757 | 6,576,739 | 845,611 | 2006 | 5 - 40 |
| 8801 Tinicum Boulevard | Philadelphia, PA | — | 2,474,031 | — | 43,774,779 | 125,087 | 46,123,723 | 46,248,810 | 20,744,336 | 1997 | 5 - 40 |
| 2626 South 7th Street | Phoenix, AZ | — | 2,519,510 | 3,791,779 | 28,321 | 2,519,510 | 3,820,100 | 6,339,610 | 31,793 | 2012 | 5 - 40 |
| 4207 E. Cotton Center Boulevard | Phoenix, AZ | — | 1,409,908 | 3,590,603 | 2,190,407 | 1,410,248 | 5,780,670 | 7,190,918 | 1,215,170 | 2007 | 5 - 40 |
| 4217 E. Cotton Center Boulevard | Phoenix, AZ | — | 6,920,980 | 9,082,544 | 4,720,122 | 6,690,321 | 14,033,325 | 20,723,646 | 2,499,438 | 2007 | 5 - 40 |
| 4303 E. Cotton Center Boulevard | Phoenix, AZ | — * | 2,619,964 | 9,246,292 | 473,070 | 2,619,964 | 9,719,362 | 12,339,326 | 1,632,865 | 2007 | 5 - 40 |
| 4313 E. Cotton Center Boulevard | Phoenix, AZ | — * | 3,895,539 | 15,853,754 | 2,270,877 | 3,895,539 | 18,124,631 | 22,020,170 | 3,250,143 | 2007 | 5 - 40 |
| 4405 E. Cotton Center Boulevard | Phoenix, AZ | — * | 2,646,318 | 9,456,358 | 424,694 | 2,646,318 | 9,881,052 | 12,527,370 | 1,585,023 | 2007 | 5 - 40 |
| 4410 E. Cotton Center Boulevard | Phoenix, AZ | — | 4,758,484 | 10,559,563 | 5,587,576 | 4,765,172 | 16,140,451 | 20,905,623 | 2,667,277 | 2007 | 5 - 40 |
| 4415 E. Cotton Center Boulevard | Phoenix, AZ | — * | 1,749,957 | 3,393,860 | 739,732 | 1,749,957 | 4,133,592 | 5,883,549 | 597,260 | 2007 | 5 - 40 |
| 4425 E. Cotton Center Boulevard | Phoenix, AZ | — * | 7,318,457 | 22,368,188 | 1,707,787 | 7,318,457 | 24,075,975 | 31,394,432 | 3,275,114 | 2007 | 5 - 40 |
| 4435 E. Cotton Center Boulevard | Phoenix, AZ | — | 1,910,584 | 1,954,020 | 2,166,649 | 1,911,045 | 4,120,208 | 6,031,253 | 858,220 | 2007 | 5 - 40 |
| 4550 South 44th Street | Phoenix, AZ | — | 5,380,972 | — | 9,257,593 | 6,391,283 | 8,247,282 | 14,638,565 | 1,378,654 | 2007 | 5 - 40 |
| 4610 South 44th Street | Phoenix, AZ | — | 6,539,310 | — | 10,331,533 | 6,827,288 | 10,043,555 | 16,870,843 | 1,250,228 | 2007 | 5 - 40 |
| 4750 S. 44th Place | Phoenix, AZ | — | 3,756,307 | 8,336,400 | 4,190,610 | 3,761,587 | 12,521,730 | 16,283,317 | 1,736,013 | 2007 | 5 - 40 |
| 9801 South 51st Street | Phoenix, AZ | — | 2,225,839 | 2,059,235 | 898,897 | 2,225,839 | 2,958,132 | 5,183,971 | 87,218 | 2012 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| **OPERATING PROPERTIES** | | | | | | | | | | | |
| 9801 80th Avenue | Pleasant Prairie, WI | — | 1,692,077 | 7,934,794 | 275,264 | 1,689,726 | 8,212,409 | 9,902,135 | 2,929,794 | 1994 | 5 - 40 |
| 2250 Hickory Road | Plymouth Meeting, PA | — | 1,015,851 | 9,175,555 | 2,994,455 | 1,024,040 | 12,161,821 | 13,185,861 | 5,046,410 | 1985 | 5 - 40 |
| 14630-14650 28th Avenue North | Plymouth, MN | — | 198,205 | 1,793,422 | 733,274 | 198,205 | 2,526,696 | 2,724,901 | 1,083,968 | 1978 | 5 - 40 |
| 2800 Campus Drive | Plymouth, MN | — | 395,366 | 3,554,512 | 997,888 | 395,366 | 4,552,400 | 4,947,766 | 1,855,788 | 1985 | 5 - 40 |
| 2905 Northwest Boulevard | Plymouth, MN | — | 516,920 | 4,646,342 | 2,388,724 | 516,920 | 7,035,066 | 7,551,986 | 2,621,411 | 1983 | 5 - 40 |
| 2920 Northwest Boulevard | Plymouth, MN | — | 392,026 | 3,433,678 | 459,193 | 384,235 | 3,900,662 | 4,284,897 | 1,499,037 | 1997 | 5 - 40 |
| 2955 Xenium Lane | Plymouth, MN | — | 151,238 | 1,370,140 | 526,357 | 151,238 | 1,896,497 | 2,047,735 | 837,942 | 1985 | 5 - 40 |
| 9600 54th Avenue | Plymouth, MN | — | 332,317 | 3,077,820 | 1,220,841 | 534,993 | 4,095,985 | 4,630,978 | 1,412,302 | 1998 | 5 - 40 |
| 1400 SW 6th Court | Pompano Beach, FL | — | 1,157,049 | 4,620,956 | 649,754 | 1,157,049 | 5,270,710 | 6,427,759 | 1,899,927 | 1986 | 5 - 40 |
| 1405 SW 6th Court | Pompano Beach, FL | — | 392,138 | 1,565,787 | 441,833 | 392,138 | 2,007,620 | 2,399,758 | 789,882 | 1985 | 5 - 40 |
| 1500 SW 5th Court | Pompano Beach, FL | — | 972,232 | 3,892,085 | 398,894 | 972,232 | 4,290,979 | 5,263,211 | 1,603,200 | 1957 | 5 - 40 |
| 1501 SW 5th Court | Pompano Beach, FL | — | 203,247 | 811,093 | 211,077 | 203,247 | 1,022,170 | 1,225,417 | 364,687 | 1990 | 5 - 40 |
| 1601 SW 5th Court | Pompano Beach, FL | — | 203,247 | 811,093 | 248,183 | 203,247 | 1,059,276 | 1,262,523 | 472,764 | 1990 | 5 - 40 |
| 1651 SW 5th Court | Pompano Beach, FL | — | 203,247 | 811,093 | 179,738 | 203,247 | 990,831 | 1,194,078 | 323,652 | 1990 | 5 - 40 |
| 595 SW 13th Terrace | Pompano Beach, FL | — | 359,933 | 1,437,116 | 624,145 | 359,933 | 2,061,261 | 2,421,194 | 752,838 | 1984 | 5 - 40 |
| 601 SW 13th Terrace | Pompano Beach, FL | — | 164,413 | 655,933 | 274,236 | 164,413 | 930,169 | 1,094,582 | 406,175 | 1984 | 5 - 40 |
| 605 SW 16th Terrace | Pompano Beach, FL | — | 310,778 | 1,238,324 | 204,004 | 310,178 | 1,442,928 | 1,753,106 | 639,794 | 1965 | 5 - 40 |
| 301 Hill Carter Parkway | Richmond, VA | — | 659,456 | 4,836,010 | 159,898 | 659,456 | 4,995,908 | 5,655,364 | 2,236,563 | 1989 | 5 - 40 |
| 4101-4127 Carolina Avenue | Richmond, VA | — | 310,854 | 2,279,597 | 1,081,581 | 310,854 | 3,361,178 | 3,672,032 | 1,395,699 | 1973 | 5 - 40 |
| 4201-4261 Carolina Avenue | Richmond, VA | — | 693,203 | 5,083,493 | 1,850,735 | 693,203 | 6,934,228 | 7,627,431 | 3,024,978 | 1975 | 5 - 40 |
| 4263-4299 Carolina Avenue | Richmond, VA | — | 256,203 | 2,549,649 | 2,156,012 | 256,203 | 4,705,661 | 4,961,864 | 1,891,282 | 1976 | 5 - 40 |
| 4263F-N. Carolina Avenue | Richmond, VA | — | 91,476 | — | 1,759,512 | 91,599 | 1,759,389 | 1,850,988 | 724,101 | 1975 | 5 - 40 |
| 4301-4335 Carolina Avenue | Richmond, VA | — | 223,696 | 1,640,435 | 2,450,318 | 223,696 | 4,090,753 | 4,314,449 | 1,400,436 | 1978 | 5 - 40 |
| 4337-4379 Carolina Avenue | Richmond, VA | — | 325,303 | 2,385,557 | 1,215,253 | 325,303 | 3,600,810 | 3,926,113 | 1,613,794 | 1979 | 5 - 40 |
| 4401-4445 Carolina Avenue | Richmond, VA | — | 615,038 | 4,510,272 | 481,677 | 615,038 | 4,991,949 | 5,606,987 | 2,196,072 | 1988 | 5 - 40 |
| 4447-4491 Carolina Avenue | Richmond, VA | — | 454,056 | 2,729,742 | 364,252 | 454,056 | 3,093,994 | 3,548,050 | 1,490,443 | 1987 | 5 - 40 |
| 4501-4549 Carolina Avenue | Richmond, VA | — | 486,166 | 3,565,211 | 551,647 | 486,166 | 4,116,858 | 4,603,024 | 1,750,528 | 1981 | 5 - 40 |

**LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP**

**SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION**

**AS OF DECEMBER 31, 2012**

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 4551-4593 Carolina Avenue | Richmond, VA | — | 474,360 | 3,478,646 | 937,626 | 474,360 | 4,416,272 | 4,890,632 | 1,888,175 | 1982 | 5 - 40 |
| 4601-4643 Carolina Avenue | Richmond, VA | — | 652,455 | 4,784,675 | 743,370 | 652,455 | 5,528,045 | 6,180,500 | 2,615,497 | 1985 | 5 - 40 |
| 4645-4683 Carolina Avenue | Richmond, VA | — | 404,616 | 2,967,187 | 539,865 | 404,616 | 3,507,052 | 3,911,668 | 1,508,021 | 1985 | 5 - 40 |
| 4717-4729 Eubank Road | Richmond, VA | — | 449,447 | 3,294,697 | 2,209,667 | 452,263 | 5,501,548 | 5,953,811 | 2,049,810 | 1978 | 5 - 40 |
| 510 Eastpark Court | Richmond, VA | — | 261,961 | 2,110,874 | 350,849 | 262,210 | 2,461,474 | 2,723,684 | 1,106,311 | 1989 | 5 - 40 |
| 520 Eastpark Court | Richmond, VA | — | 486,118 | 4,083,582 | 263,481 | 486,598 | 4,346,583 | 4,833,181 | 1,816,264 | 1989 | 5 - 40 |
| 530 Eastpark Court | Richmond, VA | — | 266,883 | — | 2,522,231 | 334,772 | 2,454,342 | 2,789,114 | 915,202 | 1999 | 5 - 40 |
| 540 Eastpark Court | Richmond, VA | — | 742,300 | — | 5,415,233 | 1,066,839 | 5,090,694 | 6,157,533 | 581,418 | 2007 | 5 - 40 |
| 5600-5626 Eastport Boulevard | Richmond, VA | — | 489,941 | 3,592,900 | 256,136 | 489,941 | 3,849,036 | 4,338,977 | 1,696,359 | 1989 | 5 - 40 |
| 5601-5659 Eastport Boulevard | Richmond, VA | — | 705,660 | — | 4,800,706 | 720,100 | 4,786,266 | 5,506,366 | 1,986,153 | 1996 | 5 - 40 |
| 5650-5674 Eastport Boulevard | Richmond, VA | — | 644,384 | 4,025,480 | 87,419 | 644,384 | 4,112,899 | 4,757,283 | 1,876,972 | 1990 | 5 - 40 |
| 5700 Eastport Boulevard | Richmond, VA | — | 408,729 | 2,697,348 | 677,432 | 408,729 | 3,374,780 | 3,783,509 | 1,661,092 | 1990 | 5 - 40 |
| 5701-5799 Eastport Boulevard | Richmond, VA | — | 694,644 | — | 5,449,444 | 700,503 | 5,443,585 | 6,144,088 | 2,128,543 | 1998 | 5 - 40 |
| 5900 Eastport Boulevard | Richmond, VA | — | 676,661 | — | 4,967,683 | 687,898 | 4,956,446 | 5,644,344 | 2,083,269 | 1997 | 5 - 40 |
| 6000 Eastport Blvd | Richmond, VA | — | 872,901 | — | 7,486,258 | 901,666 | 7,457,493 | 8,359,159 | 893,312 | 1997 | 5 - 40 |
| 2020 US Highway 301 South | Riverview, FL | — | 1,233,639 | 13,355,975 | 362,409 | 1,233,800 | 13,718,223 | 14,952,023 | 2,424,182 | 2006 | 5 - 40 |
| 6530 Judge Adams Road | Rock Creek, NC | — | 305,821 | — | 4,809,770 | 335,061 | 4,780,530 | 5,115,591 | 1,658,290 | 1999 | 5 - 40 |
| 6532 Judge Adams Road | Rock Creek, NC | — | 354,903 | — | 3,981,740 | 399,988 | 3,936,655 | 4,336,643 | 1,500,814 | 1997 | 5 - 40 |
| 13098 George Weber Drive | Rogers, MN | — | 895,811 | 5,823,028 | 790,536 | 895,811 | 6,613,564 | 7,509,375 | 288,695 | 2011 | 5 - 40 |
| 1070 Windham Parkway | Romeoville, IL | — | 8,672,143 | 23,946,964 | 197,900 | 8,672,143 | 24,144,864 | 32,817,007 | 74,903 | 2012 | 5 - 40 |
| 8501 East Raintree Drive | Scottsdale, AZ | — | 4,076,412 | — | 27,621,159 | 4,115,137 | 27,582,434 | 31,697,571 | 6,102,042 | 2005 | 5 - 40 |
| 1150 Gateway Drive | Shakopee, MN | — | 1,126,865 | 5,619,373 | 64,805 | 1,126,865 | 5,684,178 | 6,811,043 | 8,971 | 2012 | 5 - 40 |
| 5555 12th Avenue East | Shakopee, MN | — | 887,285 | 5,243,070 | 78,130 | 887,285 | 5,321,200 | 6,208,485 | 9,271 | 2012 | 5 - 40 |
| 6900 Harbor View Boulevard | Suffolk, VA | — | 904,052 | — | 8,565,297 | 807,006 | 8,662,343 | 9,469,349 | 1,435,251 | 2006 | 5 - 40 |
| 6920 Harborview Boulevard | Suffolk, VA | — | 603,391 | — | 6,705,020 | 2,628,635 | 4,679,776 | 7,308,411 | 54,678 | 2005 | 5 - 40 |
| 6950 Harbor View Blvd | Suffolk, VA | — | 929,844 | — | 6,216,485 | 794,848 | 6,351,481 | 7,146,329 | 1,181,131 | 2004 | 5 - 40 |
| 1301 International Parkway | Sunrise, FL | — | 5,100,162 | 24,219,956 | 7,405,671 | 5,100,791 | 31,624,998 | 36,725,789 | 4,772,051 | 2006 | 5 - 40 |
| 13621 NW 12th Street | Sunrise, FL | — | 5,570,820 | 8,450,463 | 3,713,729 | 5,570,822 | 12,164,190 | 17,735,012 | 2,586,426 | 2008 | 5 - 40 |
| 13630 NW 8th Street | Sunrise, FL | — | 659,797 | 2,596,275 | 472,408 | 659,825 | 3,068,655 | 3,728,480 | 1,022,112 | 1991 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 13650 NW 8th Street | Sunrise, FL | — | 558,223 | 2,171,930 | 237,268 | 558,251 | 2,409,170 | 2,967,421 | 837,623 | 1991 | 5 - 40 |
| 111 Kelsey Lane | Tampa, FL | — | 359,540 | 1,461,850 | 1,139,535 | 359,540 | 2,601,385 | 2,960,925 | 763,034 | 1990 | 5 - 40 |
| 131 Kelsey Lane | Tampa, FL | — | 511,463 | — | 4,437,886 | 559,527 | 4,389,822 | 4,949,349 | 2,373,295 | 1985 | 5 - 40 |
| 150-182 Kelsey Lane | Tampa, FL | — | 403,541 | — | 4,154,342 | 1,181,609 | 3,376,274 | 4,557,883 | 465,586 | 2006 | 5 - 40 |
| 200-34 Kelsey Lane | Tampa, FL | — | 330,097 | — | 3,314,788 | 933,362 | 2,711,523 | 3,644,885 | 490,548 | 2005 | 5 - 40 |
| 3102,3104,3110 Cherry Palm Drive | Tampa, FL | — | 503,767 | 2,787,585 | 1,277,486 | 503,767 | 4,065,071 | 4,568,838 | 1,641,198 | 1986 | 5 - 40 |
| 3401-3409 Cragmont Drive | Tampa, FL | — | 556,952 | 3,833,132 | 16,104 | 556,952 | 3,849,236 | 4,406,188 | 5,403 | 2012 | 5 - 40 |
| 3502 Roga Boulevard | Tampa, FL | — | 201,600 | 1,260,543 | 2,588 | 201,600 | 1,263,131 | 1,464,731 | 1,818 | 2012 | 5 - 40 |
| 3505 Cragmont Drive | Tampa, FL | — | 936,336 | 7,008,738 | 146,782 | 936,336 | 7,155,520 | 8,091,856 | 11,013 | 2012 | 5 - 40 |
| 3608 Queen Palm Drive | Tampa, FL | — | 650,384 | 4,746,890 | 17,411 | 650,384 | 4,764,301 | 5,414,685 | 10,851 | 2012 | 5 - 40 |
| 4502 Woodland Corporate Boulevard | Tampa, FL | — | — | — | 4,875,253 | 1,071,535 | 3,803,718 | 4,875,253 | 1,354,985 | 1999 | 5 - 40 |
| 4503 Woodland Corporate Boulevard | Tampa, FL | — | — | — | 3,496,413 | 619,913 | 2,876,500 | 3,496,413 | 891,619 | 2002 | 5 - 40 |
| 4505 Woodland Corporate Boulevard | Tampa, FL | — | — | — | 2,960,031 | 716,594 | 2,243,437 | 2,960,031 | 705,941 | 2002 | 5 - 40 |
| 4508 Woodland Corporate Boulevard | Tampa, FL | — | 498,598 | — | 3,057,752 | 556,887 | 2,999,463 | 3,556,350 | 1,051,020 | 2000 | 5 - 40 |
| 4511 Woodland Corporate Boulevard | Tampa, FL | — | — | — | 2,828,102 | 686,594 | 2,141,508 | 2,828,102 | 566,436 | 2002 | 5 - 40 |
| 4520 Seedling Circle | Tampa, FL | — | 854,797 | 42,131 | 2,721,233 | 854,797 | 2,763,364 | 3,618,161 | 600,481 | 2003 | 5 - 40 |
| 4630 Woodland Corporate Boulevard | Tampa, FL | — | 943,169 | — | 13,253,411 | 1,560,099 | 12,636,481 | 14,196,580 | 4,397,439 | 2000 | 5 - 40 |
| 4631 Woodland Corporate Blvd | Tampa, FL | — | 1,453,367 | — | 13,361,348 | 1,908,792 | 12,905,923 | 14,814,715 | 1,374,385 | 2006 | 5 - 40 |
| 501 US Highway 301 South | Tampa, FL | — | 898,884 | — | 3,412,262 | 900,508 | 3,410,638 | 4,311,146 | 922,397 | 2004 | 5 - 40 |
| 5250 Eagle Trail Drive | Tampa, FL | — | 952,860 | — | 3,464,999 | 952,860 | 3,464,999 | 4,417,859 | 1,234,391 | 1998 | 5 - 40 |
| 5501-5519 Pioneer Park Boulevard | Tampa, FL | — | 162,000 | 1,613,000 | 1,057,041 | 262,416 | 2,569,625 | 2,832,041 | 1,087,669 | 1981 | 5 - 40 |
| 5690-5694 Crenshaw Street | Tampa, FL | — | 181,923 | 1,812,496 | 688,772 | 181,923 | 2,501,268 | 2,683,191 | 909,219 | 1979 | 5 - 40 |
| 701-725 South US Hwy 301 | Tampa, FL | — | 419,683 | — | 3,414,251 | 661,680 | 3,172,254 | 3,833,934 | 1,242,889 | 2000 | 5 - 40 |
| 7621 Bald Cypress Place (Bldg N) | Tampa, FL | — | — | — | 1,482,613 | 447,498 | 1,035,115 | 1,482,613 | 309,357 | 2001 | 5 - 40 |
| 7724 Woodland Center Boulevard | Tampa, FL | — | 235,893 | — | 2,150,387 | 235,894 | 2,150,386 | 2,386,280 | 872,578 | 1998 | 5 - 40 |
| 7725 Woodland Center Boulevard | Tampa, FL | — | 553,335 | — | 3,396,664 | 771,501 | 3,178,498 | 3,949,999 | 1,085,726 | 1999 | 5 - 40 |
| 7802-50 Woodland Center Boulevard | Tampa, FL | — | 357,364 | — | 2,578,427 | 506,949 | 2,428,842 | 2,935,791 | 900,943 | 1999 | 5 - 40 |
| 7851-7861 Woodland Center Blvd | Tampa, FL | — | 548,905 | 2,206,559 | 239,266 | 548,905 | 2,445,825 | 2,994,730 | 433,136 | 2006 | 5 - 40 |
| 7852-98 Woodland Center Boulevard | Tampa, FL | — | 357,364 | — | 2,671,312 | 506,949 | 2,521,727 | 3,028,676 | 914,241 | 1999 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| OPERATING PROPERTIES | | | | | | | | | | | |
| 7920 Woodland Center Boulevard | Tampa, FL | — | 1,082,648 | 2,445,444 | 77,964 | 1,082,648 | 2,523,408 | 3,606,056 | 971,608 | 1997 | 5 - 40 |
| 7930, 8010-20 Woodland Center Boulevard | Tampa, FL | — | 1,408,478 | 5,247,246 | 1,048,782 | 1,408,478 | 6,296,028 | 7,704,506 | 2,556,714 | 1990 | 5 - 40 |
| 8001 Woodland Center Boulevard | Tampa, FL | — | 350,406 | — | 2,261,233 | 438,061 | 2,173,578 | 2,611,639 | 740,548 | 1999 | 5 - 40 |
| 8110 Anderson Road | Tampa, FL | — | 912,663 | 5,382,724 | 42,419 | 912,663 | 5,425,143 | 6,337,806 | 9,142 | 2012 | 5 - 40 |
| 8112-42 Woodland Center Boulevard | Tampa, FL | — | 513,263 | 3,230,239 | 649,274 | 513,263 | 3,879,513 | 4,392,776 | 1,653,552 | 1995 | 5 - 40 |
| 8130 Anderson Road | Tampa, FL | — | 655,668 | 4,034,546 | 97,530 | 655,668 | 4,132,076 | 4,787,744 | 6,934 | 2012 | 5 - 40 |
| 8154-8198 Woodland Center Boulevard | Tampa, FL | — | 399,088 | 2,868,834 | 965,687 | 399,088 | 3,834,521 | 4,233,609 | 1,409,258 | 1988 | 5 - 40 |
| 8212 Woodland Center Boulevard | Tampa, FL | — | 820,882 | 2,322,720 | 37,907 | 820,882 | 2,360,627 | 3,181,509 | 921,291 | 1996 | 5 - 40 |
| 8401-8408 Benjamin Road | Tampa, FL | — | 789,651 | 4,454,648 | 265,544 | 611,626 | 4,898,217 | 5,509,843 | 2,290,150 | 1986 | 5 - 40 |
| 8705 Henderson Road | Tampa, FL | — | 4,303,870 | 19,118,151 | 4,088,949 | 4,304,102 | 23,206,868 | 27,510,970 | 4,767,516 | 2006 | 5 - 40 |
| 8715 Henderson Road | Tampa, FL | — | 3,343,910 | 15,880,004 | 2,768,818 | 3,344,090 | 18,648,642 | 21,992,732 | 4,115,645 | 2006 | 5 - 40 |
| 8725 Henderson Road | Tampa, FL | — | 3,167,787 | 17,145,139 | 2,333,058 | 3,167,958 | 19,478,026 | 22,645,984 | 4,382,433 | 2006 | 5 - 40 |
| 8735 Henderson Road | Tampa, FL | — | 3,166,130 | 17,023,069 | 2,889,384 | 3,166,300 | 19,912,283 | 23,078,583 | 4,482,583 | 2006 | 5 - 40 |
| 8745 Henderson Road | Tampa, FL | — | 2,050,439 | 10,028,436 | 1,821,312 | 2,050,548 | 11,849,639 | 13,900,187 | 2,464,084 | 2006 | 5 - 40 |
| 8900-34 Brittany Was | Tampa, FL | — | 537,194 | — | 3,622,389 | 978,019 | 3,181,564 | 4,159,583 | 791,143 | 2005 | 5 - 40 |
| 8921 Brittany Way | Tampa, FL | — | 224,369 | 1,063,882 | 990,985 | 254,493 | 2,024,743 | 2,279,236 | 803,061 | 1998 | 5 - 40 |
| 9001-9015 Brittany Way | Tampa, FL | — | 209,841 | — | 1,806,688 | 364,514 | 1,652,015 | 2,016,529 | 596,915 | 2000 | 5 - 40 |
| 9002-9036 Brittany Way | Tampa, FL | — | 492,320 | — | 3,785,603 | 899,284 | 3,378,639 | 4,277,923 | 1,109,154 | 2004 | 5 - 40 |
| 901-933 US Highway 301 South | Tampa, FL | — | 500,391 | — | 4,041,964 | 840,314 | 3,702,041 | 4,542,355 | 1,389,301 | 2001 | 5 - 40 |
| 9020 King Palm Drive | Tampa, FL | — | 1,718,496 | 11,242,248 | 455,133 | 1,718,496 | 11,697,381 | 13,415,877 | 18,037 | 2012 | 5 - 40 |
| 910-926 Chad Lane | Tampa, FL | — | 201,771 | — | 3,214,583 | 628,237 | 2,788,117 | 3,416,354 | 834,327 | 2006 | 5 - 40 |
| 9110 King Palm Drive | Tampa, FL | — | 1,203,200 | 7,796,486 | 117,090 | 1,203,200 | 7,913,576 | 9,116,776 | 12,703 | 2012 | 5 - 40 |
| 9203 King Palm Drive | Tampa, FL | — | 754,832 | 4,751,621 | 215,243 | 754,832 | 4,966,864 | 5,721,696 | 10,960 | 2012 | 5 - 40 |
| 9306-24 East Broadway Avenue | Tampa, FL | — | 450,440 | — | 3,303,369 | 486,004 | 3,267,805 | 3,753,809 | 393,850 | 2007 | 5 - 40 |
| 9319 Peach Palm Drive | Tampa, FL | — | 612,536 | 4,140,224 | 28,249 | 612,536 | 4,168,473 | 4,781,009 | 5,972 | 2012 | 5 - 40 |
| 9704 Solar Drive | Tampa, FL | — | 374,548 | 1,352,582 | 2,218 | 374,548 | 1,354,800 | 1,729,348 | 2,170 | 2012 | 5 - 40 |
| 921 South Park Lane | Tempe, AZ | — | 1,192,820 | 1,580,155 | 436,229 | 1,192,820 | 2,016,384 | 3,209,204 | 44,908 | 2011 | 5 - 40 |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| **OPERATING PROPERTIES** | | | | | | | | | | | |
| 8313 West Pierce Street | Tolleson, AZ | — | 2,295,090 | 9,079,811 | 3,224,097 | 2,295,090 | 12,303,908 | 14,598,998 | 2,217,424 | 2007 | 5 - 40 |
| 8591 West Washington Street | Tolleson, AZ | — | 1,574,912 | 7,286,002 | 169,238 | 1,574,912 | 7,455,240 | 9,030,152 | 140,930 | 2012 | 5 - 40 |
| 8601 West Washington Street | Tolleson, AZ | — | 1,524,603 | 6,256,412 | 223,080 | 1,524,603 | 6,479,492 | 8,004,095 | 157,237 | 2012 | 5 - 40 |
| 1457 Miller Store Road | Virginia Beach, VA | — | 473,689 | 2,663,045 | 547,565 | 474,746 | 3,209,553 | 3,684,299 | 940,145 | 2003 | 5 - 40 |
| 200 Golden Oak Court | Virginia Beach, VA | — | 1,116,693 | 6,770,480 | 1,923,767 | 1,116,693 | 8,694,247 | 9,810,940 | 3,256,992 | 1988 | 5 - 40 |
| 208 Golden Oak Court | Virginia Beach, VA | — | 965,177 | 6,728,717 | 1,634,302 | 965,177 | 8,363,019 | 9,328,196 | 3,293,054 | 1989 | 5 - 40 |
| 2809 South Lynnhaven Road | Virginia Beach, VA | — | 953,590 | 6,142,742 | 1,697,528 | 953,590 | 7,840,270 | 8,793,860 | 2,985,403 | 1987 | 5 - 40 |
| 484 Viking Drive | Virginia Beach, VA | — | 891,753 | 3,607,890 | 492,286 | 891,753 | 4,100,176 | 4,991,929 | 1,519,469 | 1987 | 5 - 40 |
| 5700 Cleveland Street | Virginia Beach, VA | — | 700,112 | 9,592,721 | 1,654,071 | 700,564 | 11,246,340 | 11,946,904 | 4,210,792 | 1989 | 5 - 40 |
| 629 Phoenix Drive | Virginia Beach, VA | — | 371,694 | 2,108,097 | 308,935 | 371,694 | 2,417,032 | 2,788,726 | 947,504 | 1996 | 5 - 40 |
| 1100 17th Street NW | Washington, DC | — | 16,558,660 | 29,178,028 | 3,295,997 | 16,558,660 | 32,474,025 | 49,032,685 | 1,586,616 | 2011 | 5 - 40 |
| 1200 Liberty Ridge Drive | Wayne, PA | — | 6,215,667 | — | 8,990,562 | 5,223,660 | 9,982,569 | 15,206,229 | 3,501,928 | 2001 | 5 - 40 |
| 1500 Liberty Ridge | Wayne, PA | — | 8,287,555 | — | 32,790,711 | 11,636,499 | 29,441,767 | 41,078,266 | 9,230,604 | 2002 | 5 - 40 |
| 825 Duportail Road | Wayne, PA | — | 5,536,619 | 16,179,213 | 5,166,290 | 5,539,281 | 21,342,841 | 26,882,122 | 6,775,075 | 1979 | 5 - 40 |
| 400-500 Brandywine Parkway | West Chester, PA | — | 845,846 | 6,809,025 | 656,823 | 845,846 | 7,465,848 | 8,311,694 | 2,813,438 | 1988 | 5 - 40 |
| 600 Brandywine Parkway | West Chester, PA | — | 664,899 | 5,352,410 | 868,895 | 664,899 | 6,221,305 | 6,886,204 | 2,407,599 | 1988 | 5 - 40 |
| 1 Kings Hill Aveune | West Malling, UK | — | — | — | 14,593,735 | 4,065,426 | 10,528,309 | 14,593,735 | 1,723,344 | 2006 | 5 - 40 |
| 42 Kings Hill Avenue | West Malling, UK | — | — | — | 18,577,867 | 4,413,541 | 14,164,326 | 18,577,867 | 2,062,915 | 2005 | 5 - 40 |
| Liberty Square Retail Blocks | West Malling, UK | — | 559,590 | 5,113,902 | 3,880,498 | 1,169,118 | 8,384,872 | 9,553,990 | 1,621,527 | 2006 | 5 - 40 |
| 7805 Hudson Road | Woodbury, MN | — | 1,279,834 | — | 10,795,909 | 1,385,739 | 10,690,004 | 12,075,743 | 4,410,781 | 2002 | 5 - 40 |
| **Subtotal Operating Real Estate** | | $263,001,459 | $820,066,151 | $1,877,919,655 | $2,555,948,151 | $900,500,763 | $4,353,433,194 | $5,253,933,957 | $1,170,030,224 | | |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| Project | Location | Encumbrances | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount Carried at End of Period | | | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Building | | Land and Improvements | Building and Improvements | Total 12/31/2012 | | | |
| **Development Properties** | | | | | | | | | | | |
| 2785 Commerce Center Boulevard | Bethlehem, PA | $ — | $11,961,623 | $ — | $ 38,368,918 | $ — | $ 50,330,541 | $ 50,330,541 | $ — | 2011 | N/A |
| 40 Logistics Drive | Carlisle, PA | — | 7,981,850 | — | 27,075,579 | — | 35,057,429 | 35,057,429 | — | 2011 | N/A |
| 14300 Hollister Road | Houston, TX | — | 1,377,193 | — | 5,044,729 | — | 6,421,922 | 6,421,922 | — | 2012 | N/A |
| 14400 Hollister Road | Houston, TX | — | 1,830,419 | — | 6,132,582 | — | 7,963,001 | 7,963,001 | — | 2012 | N/A |
| 16330 Central Green Boulevard | Houston, TX | — | 1,540,109 | — | 6,241,864 | — | 7,781,973 | 7,781,973 | — | 2012 | N/A |
| Liberty 11 at Central Green | Houston, TX | — | 1,748,348 | — | 1,184,763 | — | 2,933,111 | 2,933,111 | — | 2012 | N/A |
| 5 Crescent Drive | Philadelphia, PA | — | 1,765,341 | — | 70,489,646 | — | 72,254,987 | 72,254,987 | — | 2011 | N/A |
| 8th & Walnut Streets | Philadelphia, PA | 34,598,552 | 734,275 | — | 37,951,177 | — | 38,685,452 | 38,685,452 | — | 2011 | N/A |
| Cotton Center Building 18 | Phoenix, AZ | — | 11,222,938 | — | 5,947,287 | — | 17,170,225 | 17,170,225 | — | 2012 | N/A |
| 13320 Wilfred Lane | Rogers, MN | — | 508,532 | — | 9,494,475 | — | 10,003,007 | 10,003,007 | — | 2012 | N/A |
| **Subtotal Development in Progress** | | $ 34,598,552 | $40,670,628 | $ — | $ 207,931,020 | $ — | $ 248,601,648 | $ 248,601,648 | $ — | | |

**LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP**

**SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION**

**AS OF DECEMBER 31, 2012**

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| **LAND HELD FOR DEVELOPMENT** | | | | | | | | | | | |
| Perryman Road Land | Aberdeen, MD | $ — | $ 12,052,635 | $ — | $ 281,269 | $ 12,333,904 | $ — | $ 12,333,904 | $ — | 2005 | N/A |
| 2 Womack Drive Land | Annapolis, MD | — | 5,796,667 | — | 13,677 | 5,810,344 | — | 5,810,344 | — | 2007 | N/A |
| LVIP Area VII-Lots 3, 4, 5 Land | Bethlehem, PA | — | 6,058,664 | — | 216,958 | 6,275,622 | — | 6,275,622 | — | 2012 | N/A |
| Mill Creek Road Land | Bethlehem, PA | — | 18,548,585 | — | 874,034 | 19,422,619 | — | 19,422,619 | — | 2012 | N/A |
| Boca Colannade Yamato Road | Boca Raton, FL | — | 2,039,735 | — | 566,124 | 2,605,859 | — | 2,605,859 | — | 1998 | N/A |
| 12912 Virkler Drive Land | Charlotte, NC | — | 208,646 | — | 10,291 | 218,937 | — | 218,937 | — | 2010 | N/A |
| Charlotte Distribution Center Land-Lot 1 | Charlotte, NC | — | 654,713 | — | — | 654,713 | — | 654,713 | — | 2011 | N/A |
| Amberpoint Business Park Land | Dallas, TX | — | 2,040,233 | — | — | 2,040,233 | — | 2,040,233 | — | 2012 | N/A |
| Flying Cloud Drive Land | Eden Pairie, MN | — | 2,051,631 | — | 24,559 | 2,076,190 | — | 2,076,190 | — | 2007 | N/A |
| Camelback 303 Business Center Land | Goodyear, AZ | — | 16,857,556 | — | 3,228,531 | 20,086,087 | — | 20,086,087 | — | 2007 | N/A |
| Pleasant Ridge Road Land | Greensboro, NC | — | 564,535 | — | 2,893,669 | 3,458,204 | — | 3,458,204 | — | 2006 | N/A |
| Caliber Ridge Ind. Park Land | Greer, SC | — | 2,297,492 | — | 3,631,680 | 5,929,172 | — | 5,929,172 | — | 2007 | N/A |
| Hunters Green Land | Hagerstown, MD | — | 5,489,586 | — | 8,364,015 | 13,853,601 | — | 13,853,601 | — | 2006 | N/A |
| Lakefront Plaza II Land | Hampton, VA | — | 138,101 | — | 101,157 | 239,258 | — | 239,258 | — | 2001 | N/A |
| Hanover Crossing | Hanover, MD | — | 7,835,761 | — | 14,638 | 7,850,399 | — | 7,850,399 | — | 2012 | N/A |
| Ridge Road Land | Hanover, MD | — | 3,371,183 | — | 452,208 | 3,823,391 | — | 3,823,391 | — | 2008 | N/A |
| Piedmond Centre Land | High Point, NC | — | 913,276 | — | 914,318 | 1,827,594 | — | 1,827,594 | — | 2006 | N/A |
| Commonwealth Corporate Center Land | Horsham, PA | — | 3,043,938 | — | 25,160 | 3,069,098 | — | 3,069,098 | — | 2005 | N/A |
| Greens Crossing Land | Houston, TX | — | 2,476,892 | — | 49,846 | 2,526,738 | — | 2,526,738 | — | 2007 | N/A |
| Interwood Land | Houston, TX | — | 5,160,668 | — | 5,211 | 5,165,879 | — | 5,165,879 | — | 2012 | N/A |
| Rankin Road Land | Houston, TX | — | 5,756,865 | — | 229,574 | 5,986,439 | — | 5,986,439 | — | 2007 | N/A |
| Taub Beltway 8 Land | Houston, TX | — | 14,165,813 | — | — | 14,165,813 | — | 14,165,813 | — | 2012 | N/A |
| Noxell Land | Hunt Valley, MD | — | 3,278,574 | — | 13,806 | 3,292,380 | — | 3,292,380 | — | 2001 | N/A |
| 7024 AC Skinner Parkway | Jacksonville, FL | — | 751,448 | — | 73,504 | 824,952 | — | 824,952 | — | 1995 | N/A |
| Belfort Road | Jacksonville, FL | — | 492,908 | — | 87,649 | 580,557 | — | 580,557 | — | 1998 | N/A |
| Imeson Road Land | Jacksonville, FL | — | 4,153,948 | — | 2,110,854 | 6,264,802 | — | 6,264,802 | — | 2008 | N/A |
| Liberty Business Park Land | Jacksonville, FL | — | 456,269 | — | 83,801 | 540,070 | — | 540,070 | — | 1995 | N/A |

LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2012

| | | | Initial Cost | | | Gross Amount Carried at End of Period | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Project | Location | Encumbrances | Land | Building | Costs Capitalized Subsequent to Acquisition | Land and Improvements | Building and Improvements | Total 12/31/2012 | Accumulated Depreciation 12/31/2012 | Date of Construction or Acquisition | Depreciable life (years) |
| **LAND HELD FOR DEVELOPMENT** | | | | | | | | | | | |
| Salisbury Road Land | Jacksonville, FL | — | 173,628 | — | 270,118 | 443,746 | — | 443,746 | — | 2000 | N/A |
| Skinner Land Parcel B | Jacksonville, FL | — | 2,295,790 | — | 1,231,852 | 3,527,642 | — | 3,527,642 | — | 2005 | N/A |
| Kent County, UK | Kent County, UK | — | — | — | 7,568,786 | 7,568,786 | — | 7,568,786 | — | 1999 | N/A |
| Commodore Business Park | Logan, NJ | — | 792,118 | — | 1,194,790 | 1,986,908 | — | 1,986,908 | — | 1995 | N/A |
| 380 Old Morehall Road | Malvern, PA | — | 1,340,075 | — | — | 1,340,075 | — | 1,340,075 | — | 2012 | N/A |
| Quarry Ridge Land | Malvern, PA | — | 4,774,994 | — | 4,963,394 | 9,738,388 | — | 9,738,388 | — | 2001 | N/A |
| Miami International Tradeport Land | Medley, FL | — | 19,351,823 | — | 1,690,053 | 21,041,876 | — | 21,041,876 | — | 2011 | N/A |
| Monarch Towne Center Land | Mirarar, FL | — | 6,085,337 | — | 413,927 | 6,499,264 | — | 6,499,264 | — | 2006 | N/A |
| South 27th Street Land | Oak Creek, WI | — | 2,169,232 | — | 2,421,050 | 4,590,282 | — | 4,590,282 | — | 2006 | N/A |
| Beachline Industrial Park Land | Orlando, FL | — | 365,230 | — | — | 365,230 | — | 365,230 | — | 2006 | N/A |
| 26th Street North Land | Philadelphia, PA | — | 90,774 | — | 1,051,585 | 1,142,359 | — | 1,142,359 | — | 2009 | N/A |
| Cotton Center Land | Phoenix, AZ | — | 8,238,461 | — | — | 8,238,461 | — | 8,238,461 | — | 2007 | N/A |
| Eastport IX | Richmond, VA | — | 211,627 | — | 3,325 | 214,952 | — | 214,952 | — | 1997 | N/A |
| Eastport VIII | Richmond, VA | — | 382,698 | — | 3,325 | 386,023 | — | 386,023 | — | 1997 | N/A |
| 1315 Brockton Lane North | Rogers, MN | — | 758,414 | — | 260,929 | 1,019,343 | — | 1,019,343 | — | 2011 | N/A |
| Woodlands Center Land | Sandston, VA | — | 148,314 | — | 21,717 | 170,031 | — | 170,031 | — | 1996 | N/A |
| Northsight Land (LPLP) | Scottsdale, AZ | — | 6,176,464 | — | 2,204,597 | 8,381,061 | — | 8,381,061 | — | 2005 | N/A |
| Old Scotland Road Land | Shippensburg, PA | — | 8,322,686 | — | 4,842,562 | 13,165,248 | — | 13,165,248 | — | 2007 | N/A |
| Suffolk Land | Suffolk, VA | — | 2,715,714 | — | 757,581 | 3,473,295 | — | 3,473,295 | — | 2006 | N/A |
| 6119 W. Linebaugh Avenue | Tampa, FL | — | 180,136 | — | 30,499 | 210,635 | — | 210,635 | — | 2000 | N/A |
| Legacy Park Land | Tampa, FL | — | 10,358,826 | — | 1,324,447 | 11,683,273 | — | 11,683,273 | — | 2006 | N/A |
| Renaissance Park Land | Tampa, FL | — | 1,995,375 | — | 219,098 | 2,214,473 | — | 2,214,473 | — | 2007 | N/A |
| Subtotal Land Held for Development | | $ — | $ 203,584,038 | $ — | $ 54,740,168 | $ 258,324,206 | $ — | $ 258,324,206 | $ — | | |
| Total All Properties* | | $297,600,011 | $1,064,320,817 | $1,877,919,655 | $2,818,619,339 | $1,158,824,969 | $4,602,034,842 | $5,760,859,811 | $1,170,030,224 | | |

* Denotes property is collateralized under mortgages with Allianz, John Hancock and LaSalle Bank totaling $236.5 million.

**SCHEDULE III**

**LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP**

**REAL ESTATE AND ACCUMULATED DEPRECIATION**

**(In thousands)**

A summary of activity for real estate and accumulated depreciation is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **REAL ESTATE:** | | | |
| Balance at beginning of year | $ 5,253,064 | $ 4,879,278 | $ 4,810,239 |
| Additions | 511,834 | 423,498 | 108,695 |
| Disposition of property | (4,038) | (49,712) | (39,656) |
| Balance at end of year | $ 5,760,860 | $ 5,253,064 | $ 4,879,278 |
| **ACCUMULATED DEPRECIATION:** | | | |
| Balance at beginning of year | $ 1,047,336 | $ 923,790 | $ 822,648 |
| Depreciation expense | 140,571 | 144,284 | 147,299 |
| Disposition of property | (17,877) | (20,738) | (46,157) |
| Balance at end of year | $ 1,170,030 | $ 1,047,336 | $ 923,790 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Controls and Procedures with respect to the Trust

(a) Evaluation of Disclosure Controls and Procedures

The Trust's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, the Trust's Chief Executive Officer and Chief Financial Officer have concluded that the Trust's disclosure controls and procedures, as of the end of the period covered by this report, were effective to provide reasonable assurance that information required to be disclosed by the Trust in its reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC's rules and forms and (ii) accumulated and communicated to the Trust's management, including its principal executive and principal financial officers, or persons performing similar function, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Control Over Financial Reporting

There were no changes in the Trust's internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected or are reasonable likely to materially affect the Company's internal control over financial reporting.

### Controls and Procedures with respect to the Operating Partnership

(a) Evaluation of Disclosure Controls and Procedures

The Trust's management, with the participation of its Chief Executive Officer and Chief Financial Officer, on behalf of the Trust in its capacity as the general partner of the Operating Partnership, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, the Trust's Chief Executive Officer and Chief Financial Officer have concluded that the Operating Partnership's disclosure controls and procedures, as of the end of the period covered by this report, were effective to provide reasonable assurance that information required to be disclosed by the Operating Partnership in its reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC's rules and forms and (ii) accumulated and communicated to the Trust's management, including its principal executive and principal financial officers, or persons performing similar function, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Control Over Financial Reporting

There were no changes in the Operating Partnership's internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected or are reasonable likely to materially affect the Operating Partnership's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

None.

## PART III

### ITEM 10. TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 shall be included in the Proxy Statement to be filed relating to the Company's 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

### ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 shall be included in the Proxy Statement to be filed relating to the Company's 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by Item 12 shall be included in the Proxy Statement to be filed relating to the Company's 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND TRUSTEE INDEPENDENCE

The information required by Item 13 shall be included in the Proxy Statement to be filed relating to the Company's 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 shall be included in the Proxy Statement to be filed relating to the Company's 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of Liberty Property Trust and Liberty Property Limited Partnership are included in Item 8.

#### 1. REPORTS OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND CONSOLIDATED FINANCIAL STATEMENTS

Management's Annual Report on Internal Control Over Financial Reporting - Liberty Property Trust

Reports of Independent Registered Public Accounting Firm - Liberty Property Trust

Management's Annual Report on Internal Control Over Financial Reporting - Liberty Property Limited Partnership

Reports of Independent Registered Public Accounting Firm - Liberty Property Limited Partnership

Financial Statements - Liberty Property Trust

Balance Sheets:
Liberty Property Trust Consolidated as of December 31, 2012 and 2011

Statements of Comprehensive Income:
Liberty Property Trust Consolidated for the years ended December 31, 2012, 2011 and 2010

Statements of Equity:
Liberty Property Trust Consolidated for the years ended December 31, 2012, 2011 and 2010

Statements of Cash Flows:

Liberty Property Trust Consolidated for the years ended December 31, 2012, 2011 and 2010

Financial Statements - Liberty Property Limited Partnership

Balance Sheets:
Liberty Property Limited Partnership Consolidated as of December 31, 2012 and 2011

Statements of Comprehensive Income:
Liberty Property Limited Partnership Consolidated for the years ended December 31, 2012, 2011 and 2010

Statements of Owners' Equity:
Liberty Property Limited Partnership Consolidated for the years ended December 31, 2012, 2011 and 2010

Statements of Cash Flows:
Liberty Property Limited Partnership Consolidated for the years ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

**2. FINANCIAL STATEMENT SCHEDULES:**

Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2012 for Liberty Property Trust

All other schedules are omitted because they are either not required or the required information is shown in the financial statements or notes thereto.

Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2012 for Liberty Property Limited Partnership

All other schedules are omitted because they are either not required or the required information is shown in the financial statements or notes thereto.

## 3. EXHIBITS

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed.

| Exhibit No. | Description |
|---|---|
| 3.1.1 | Amended and Restated Declaration of Trust of the Trust (Incorporated by reference to Exhibit 3.1.1 filed with the Registrants' Current Report on Form 8-K filed with the Commission on June 25, 1997 (the "June 1997 Form 8-K")). |
| 3.1.2 | Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust Relating to Designation, Preferences, and Rights of Series A Junior Participating Preferred Shares of the Trust (Incorporated by reference to Exhibit 3.1.3 filed with the Registrants' Annual Report on Form 10-K for the fiscal year ended December 31, 1997). |
| 3.1.3 | Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 9.25% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest (Incorporated by reference to Exhibit 3.1.2 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999 (the "Second Quarter 1999 Form 10-Q")). |
| 3.1.4 | Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 9.125% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest. (Incorporated by reference to Exhibit 3.1.1 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000). |
| 3.1.5 | Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 7.625% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest (Incorporated by reference to Exhibit 3.1.1 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002). |
| 3.1.6 | Articles of Amendment to the Amended and Restated Declaration of Trust of the Trust, filed with the State Department of Assessments and Taxation of Maryland on June 21, 2004 (Incorporated by reference to Exhibit 3.1 with Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004 (the "Second Quarter 2004 Form 10-Q")). |
| 3.1.7 | Restatement of the Amended Restated Declaration of Trust of the Trust, filed with the State Department of Assessments and Taxation of Maryland on June 21, 2004 (Incorporated by reference to Exhibit 3.2 to the Second Quarter 2004 Form 10-Q). |
| 3.1.8 | Articles of Amendment to the Amended and Restated Declaration of Trust of the Trust (Incorporated by reference to Annex A to the Registrant's Definitive Proxy Statement for the Annual Meeting of Shareholders held on May 20, 2010, filed with the Commission on April 20, 2010). |
| 3.1.9 | Articles Supplementary, as filed with the State Department of Assessments and Taxation of Maryland on September 1, 2004 (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on September 2, 2004 (the "September 2, 2004 Form 8-K")). |
| 3.1.10 | Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 7.00% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on June 17, 2005 (the "June 17, 2005 Form 8-K")). |
| 3.1.11 | Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 6.65% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on June 30, 2005 (the "June 30, 2005 Form 8-K")). |

| | |
|---|---|
| 3.1.12 | Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 6.65% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on August 24, 2005). |
| 3.1.13 | Articles Supplementary to the amended and Restated Declaration of Trust of the Trust relating to the 6.70% Series G Cumulative Redeemable Shares of Beneficial Interest (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on December 18, 2006 (the "December 18, 2006 Form 8-K")). |
| 3.1.14 | Articles Supplementary to the Amended and Restated Declaration of Trust of the Trust relating to the 7.40% Series H Cumulative Redeemable Preferred Partnership Interests (Incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of the Registrants, filed with the Commission on August 23, 2007 (the "August 23, 2007 Form 8-K")). |
| 3.1.15 | Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership, dated as of October 22, 1997 (Incorporated by reference to Exhibit 3.1.1 filed with the Registrants Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997 (the "Third Quarter 1997 Form 10-Q")). |
| 3.1.16 | First Amendment to Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership (Incorporated by reference to Exhibit 3.1.1 to the Second Quarter 1999 Form 10-Q). |
| 3.1.17 | Second Amendment to Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership (Incorporated by reference to Exhibit 3.1.2 to the First Quarter 2000 Form 10-Q). |
| 3.1.18 | Third Amendment to Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership (Incorporated by reference to Exhibit 3.1.2 to the Second Quarter Form 2002 10-Q). |
| 3.1.19 | Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (Incorporated by reference to Exhibit 10 to the September 2, 2004 Form 8-K). |
| 3.1.20 | Fifth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the June 17, 2005 8-K). |
| 3.1.21 | Sixth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the June 30, 2005 8-K). |
| 3.1.22 | Amendment No. 1 to the Sixth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K of the Registrants, filed with the Commission on August 24, 2005). |
| 3.1.23 | Amendment No. 2 to the Sixth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K of the Registrants, filed with the Commission on December 23, 2005). |

| | |
|---|---|
| 3.1.24 | Seventh Amendment to the Second Amended and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the December 18, 2006 Form 8-K). |
| 3.1.25 | Eighth Amendment to the Second Amendment and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 10 to the August 23, 2007 Form 8-K). |
| 3.1.26 | Ninth Amendment to the Second Amendment and Restated Agreement of Limited Partnership of Liberty Property Limited Partnership. (Incorporated by reference to Exhibit 3.1.25 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.) |
| 3.1.27* | Amended and Restated Schedule A to the Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership. |
| 3.1.28 | Liberty Property Trust First Amended and Restated By-Laws of the Trust, as Amended on December 6, 2007 (Incorporated by reference to Exhibit 3.1 filed with the Current Report on Form 8-K filed with the Commission on December 12, 2007). |
| 4.1 | Senior Indenture (the "Second Indenture"), dated as of October 24, 1997, between the Operating Partnership, as Obligor, and First Chicago, as Trustee (Incorporated by reference to Exhibit 10.3 filed with the Third Quarter 1997 Form 10-Q). |
| 4.2 | First Supplemental Indenture, dated as of October 24, 1997, between the Operating Partnership, as Issuer, and First Chicago, as Trustee, supplementing the Second Indenture and relating to the Fixed Rate and Floating Rate Medium-Term Notes due Nine Months or More from Date of Issue of the Operating Partnership (Incorporated by reference to Exhibit 10.4 filed with the Third Quarter 1997 Form 10-Q). |
| 4.3 | Second Supplemental Indenture, dated as of January 12, 1998, between the Operating Partnership, as Issuer, and First Chicago, as Trustee, supplementing the Second Indenture, and relating to the Fixed Rate and Floating Rate Medium-Term Notes due Nine Months or more from Date of Issue of the Operating Partnership (Incorporated by reference to Exhibit 4.1 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998 (the "First Quarter 1998 Form 10-Q")). |
| 4.4 | Third Supplemental Indenture, dated as of April 20, 1999, between the Operating Partnership, as Issuer, and the First National Bank of Chicago, as Trustee, supplementing the Second Indenture and relating to the $250,000,000 principal amount of 7.75% Senior Notes, due 2009 of the Operating Partnership (Incorporated by reference to Exhibit 4 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 (the "First Quarter 1999 Form 10-Q")). |
| 4.5 | Fourth Supplemental Indenture, dated as of July 26, 2000, between the Operating Partnership, as Issuer, and Bank One Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between the Operating Partnership, as Obligor, and Bank One Trust Company, N.A. (as successor to the First National Bank of Chicago), as Trustee, and relating to $200,000,000 principal amount of 8.5% Senior Notes due 2010 of the Operating Partnership (Incorporated by reference to Exhibit 4 to the Second Quarter 2000 Form 10-Q). |
| 4.6 | Fifth Supplemental Indenture, dated as of March 14, 2001, between the Operating Partnership, as Issuer, and Bank One Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between the Operating Partnership, as Obligor, and Bank One Trust Company, N.A. (as successor to the First National Bank of Chicago), as Trustee, and relating to $250,000,000 principal amount of 7.25% Senior Notes due 2011 of the Operating Partnership (Incorporated by reference to Exhibit 4.10 filed with the Registrants' Annual Report on Form 10-K for the fiscal year ended December 31, 2000). |

4.7 Sixth Supplemental Indenture, dated as of August 22, 2002, between Liberty Property Limited Partnership, as Issuer, and Bank One Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between Liberty Property Limited Partnership, as Obligor, and Bank One Trust Company, N.A. (as successor to the First National Bank of Chicago), as Trustee, and relating to $150,000,000 principal amount of 6.375% Senior Notes due 2012 of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 3.1.1 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 (the "Third Quarter 2002 Form 10-Q")).

4.8 Seventh Supplemental Indenture, dated as of August 10, 2004, between Liberty Property Limited Partnership, as Issuer, and Bank One Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between Liberty Property Limited Partnership, as Obligor, and Bank One Trust Company, National Association. (as successor to the First National Bank of Chicago), as Trustee, and relating to $200,000,000 principal amount of 5.65% Senior Notes due 2012 of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 4.1.2 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (the "Third Quarter 2004 Form 10-Q")).

4.9 Eighth Supplemental Indenture, dated as of March 1, 2005, between Liberty Property Limited Partnership, as Issuer, and Bank One Trust Company, as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between Liberty Property Limited Partnership, as Obligor, and Bank One Trust Company, National Association (as successor to the First National Bank of Chicago), as Trustee, and relating to $300,000,000 principal amount of 5.125% Senior Notes due 2015 of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 4.2 filed with the Registrants' Current Report on Form 8-K/A filed with the Commission on March 1, 2005 (the "March 2005 Form 8-K")).

4.10 Ninth Supplemental Indenture, dated as of December 18, 2006, between Liberty Property Limited Partnership, as Issuer, and The Bank of New York Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between Liberty Property Limited Partnership, as Obligor, and The Bank of New York Trust Company, N.A., (as successor to J.P. Morgan Trust Company, National Association and the First National Bank of Chicago), as Trustee, and relating to $300,000,000 principal amount of 5.50% Senior Notes due 2016 of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 4.13 to the Registrants' Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

4.11 Tenth Supplemental Indenture, dated as of September 25, 2007, between Liberty Property Limited Partnership, as Issuer, and The Bank of New York Trust Company, N.A., as Trustee, supplementing the Senior Indenture, dated as of October 24, 1997, between Liberty Property Limited Partnership, as Obligor, and The Bank of New York Trust Company, N.A., (as successor to J.P. Morgan Trust Company, National Association and the First National Bank of Chicago), as Trustee, and relating to $300,000,000 principal amount of 6.625% Senior Notes due 2017 of Liberty Property Limited Partnership (Incorporated by reference to Exhibit 4.1 to the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007).

4.12 Senior Indenture, dated as of September 22, 2010, between the Operating Partnership, as Obligor, and U.S. Bank National Association, as Trustee (Incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of the Registrants (Commission File No. 333-150737) filed with the Commission on September 22, 2010).

4.13 First Supplemental Indenture, dated as of September 27, 2010, between the Operating Partnership, as Issuer, and U.S. Bank National Association, as Trustee, supplementing the Senior Indenture, dated as of September 22, 2010, between the Operating Partnership, as Obligor, and U.S. Bank National Association, as Trustee, and relating to $350,000,000 principal amount of 4.75% Senior Notes due 2020 of Liberty Property Limited Partnership. (Incorporated by reference to Exhibit 4.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.)

| | |
|---|---|
| 4.14 | Second Supplemental Indenture, dated as of June 11, 2012, between the Operating Partnership, as Issuer, and U.S. Bank National Association, as Trustee, supplementing the Senior Indenture, dated as of September 22, 2010, between the Operating Partnership, as Obligor, and U.S. Bank National Association, as Trustee, and relating to $400,000,000 principal amount of 4.125% Senior Notes due 2022 of Liberty Property Limited Partnership. (Incorporated by reference to Exhibit 4.1 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012). |
| 4.15* | Third Supplemental Indenture, dated as of December 10, 2012, between the Operating Partnership, as Issuer, and U.S. Bank National Association, as Trustee, supplementing the Senior Indenture, dated as of September 22, 2010, between the Operating Partnership, as Obligor, and U.S. Bank National Association, as Trustee, and relating to $300,000,000 principal amount of 3.375% Senior Notes due 2023 of Liberty Property Limited Partnership. |
| 10.1@ | Liberty Property Trust Amended and Restated Share Incentive Plan as amended effective May 21, 2009 (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement for the Annual Meeting of Shareholders held on May 21, 2009, filed with the Commission on April 17, 2009). |
| 10.2 | Contribution Agreement (Incorporated by reference to Exhibit 10.5 filed with the Form S-11). |
| 10.3 | Amended and Restated Limited Partnership Agreements of Pre-existing Pennsylvania Partnerships (Incorporated by reference to Exhibit 10.6 filed with the Form S-11). |
| 10.4 | Agreement of Sale for the Acquisition Properties (Incorporated by reference to Exhibit 10.7 filed with the Form S-11). |
| 10.5 | Option Agreement and Right of First Offer (Incorporated by reference to Exhibit 10.8 filed with the Form S-11). |
| 10.6 | Form of Indemnity Agreement (Incorporated by reference to Exhibit 10.9 filed with the Form S-11). |
| 10.7 | Contribution Agreement among the Trust, the Operating Partnership and the Contributing Owners described therein, related to the Lingerfelt Properties (Incorporated by reference to Exhibit 10.1 filed with the Registrants' Current Report on Form 8-K filed with the Commission on March 3, 1995). |
| 10.8.1 | Third Amended and Restated Credit Agreement, dated as of October 21, 2011, by and among Liberty Property Limited Partnership, Liberty Property Trust, Bank of America, N.A. as Administrative Agent, JPMorgan Chase Bank, N.A., as Syndication Agent, Wells Fargo Bank, N.A., SunTrust Bank and Citizens Bank of Pennsylvania, as Documentation Agents, PNC Bank, National Association, as Co-Documentation Agent, Citibank, N.A., UBS Securities LLC, U.S. Bank National Association, Capital One, N.A. and Bank of Tokyo Mitsubishi UFJ, Ltd., as Managing Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as Joint Bookrunners and Joint Lead Arrangers, and the lenders a party thereto. (The "Third Amended and Restated Credit Agreement") (Incorporated by reference to Exhibit 99.1 filed with the Registrants' Current Report on Form 8-K filed with the Commission on October 27, 2011). |
| 10.8.2* | Amendment No. 1 to the Third Amended and Restated Credit Agreement dated January 25, 2013, by and among Liberty Property Limited Partnership, as borrower, Liberty Property Trust, Bank of America, N.A., as administrative agent for itself and the lenders under the Third Amended and Restated Credit Agreement. |
| 10.9@ | Liberty Property Trust - Amended Management Severance Plan (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008). |

| | |
|---|---|
| 10.10@ | Liberty Property Trust - Employee Stock Purchase Plan (Incorporated by reference to Exhibit 4.1 filed with the Trust's Registration Statement on Form S-8 (Comission File No. 333-175263)). |
| 10.11@ | Liberty Property Trust 2008 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (the "First Quarter 2008 Form 10-Q")). |
| 10.12@ | Form of Restricted Share Grant under the Liberty Property Trust Amended and Restated Share Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Registrants filed with the Commission on February 24, 2005 (the "February 24, 2005 8-K")). |
| 10.13@ | Form of Option Grant Agreement under the Liberty Property Trust Amended and Restated Share Incentive Plan (Incorporated by reference to Exhibit 10.2 filed with the First Quarter 2008 Form 10-Q). |
| 10.14@ | Form of 2009 Long Term Incentive Plan Target Unit Award Agreement (Incorporated by reference to Exhibit 10.2 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009). |
| 10.15 | Amended and Restated Limited Partnership of Liberty/Commerz 1701 JFK Boulevard Limited Partnership, dated as of April 11, 2006, by and among Liberty Property Philadelphia Corporation IV East, as general partner, and the Operating Partnership and 1701 JFK Boulevard Philadelphia, L.P. as limited partners (Incorporated by reference to Exhibit 10.3 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 (the "Second Quarter 2006 Form 10-Q")). |
| 10.16 | NOI Support Agreement, dated as of April 11, 2006, by Liberty Property Limited Partnership in favor of Liberty/Commerz 1701 JFK Boulevard, L.P. and 1701 JFK Boulevard Philadelphia, L.P. (Incorporated by reference to Exhibit 10.4 filed with the Registrants' Second Quarter 2006 Form 10-Q). |
| 10.17 | Completion and Payment Agreement and Guaranty, dated as of April 11, 2006, by the Operating Partnership for the benefit of 1701 JFK Boulevard Philadelphia, L.P. and Liberty/Commerz 1701 JFK Boulevard L.P. (Incorporated by reference to Exhibit 10.5 filed with the Registrants' Second Quarter 2006 Form 10-Q). |
| 10.18+ | Agreement of Limited Partnership of Liberty Washington, L.P. by and between Liberty Washington Venture, LLC and New York State Common Retirement Fund dated as of October 4, 2007 (Incorporated by reference to Exhibit 10.18 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010). |
| 10.19+ | Contribution Agreement among New York State Common Retirement Fund and Liberty Property Limited Partnership and Liberty Washington, L.P. dated October 4, 2007 (Incorporated by reference to Exhibit 10.19 filed with the Registrants' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010). |
| 12* | Statement Re: Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges |
| 21* | Subsidiaries. |
| 23.1* | Consent of Ernst & Young LLP relating to the Trust. |
| 23.2* | Consent of Ernst & Young LLP relating to the Operating Partnership. |

| | |
|---|---|
| 31.1* | Certifications of the Chief Executive Officer of Liberty Property Trust required by Rule 13a-14(a) under the Securities Exchange Act of 1934. |
| 31.2* | Certifications of the Chief Financial Officer of Liberty Property Trust required by Rule 13a-14(a) under the Securities Exchange Act of 1934. |
| 31.3* | Certifications of the Chief Executive Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(a) under the Securities Exchange Act of 1934. |
| 31.4* | Certifications of the Chief Financial Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(a) under the Securities Exchange Act of 1934. |
| 32.1* | Certifications of the Chief Executive Officer of Liberty Property Trust required under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.) |
| 32.2* | Certifications of the Chief Financial Officer of Liberty Property Trust required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.) |
| 32.3* | Certifications of the Chief Executive Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.) |
| 32.4* | Certifications of the Chief Financial Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.) |
| 101.INS* | XBRL Instance Document. |
| 101.SCH* | XBRL Taxonomy Extension Schema Document. |
| 101.CAL* | XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101.DEF* | XBRL Taxonomy Extension Definition Linkbase Document. |
| 101.LAB* | XBRL Extension Labels Linkbase. |
| 101.PRE* | XBRL Taxonomy Extension Presentation Linkbase Document. |

---

* Filed herewith.

+ Confidential treatment has been granted by the Securities and Exchange Commission with respect to portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

@ Compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**LIBERTY PROPERTY TRUST**

Date: February 26, 2013

By: /s/ WILLIAM P. HANKOWSKY

--------------------

WILLIAM P. HANKOWSKY
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ WILLIAM P. HANKOWSKY<br>William P. Hankowsky | Chairman of the Board of Trustees, President and Chief Executive Officer (Principal Executive Officer) | February 26, 2013 |
| /s/ GEORGE J. ALBURGER, JR.<br>George J. Alburger, Jr. | Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | February 26, 2013 |
| /s/ M. LEANNE LACHMAN<br>M. Leanne Lachman | Trustee | February 26, 2013 |
| /s/ FREDERICK F. BUCHHOLZ<br>Frederick F. Buchholz | Trustee | February 26, 2013 |
| /s/ DAVID L. LINGERFELT<br>David L. Lingerfelt | Trustee | February 26, 2013 |
| /s/ STEPHEN B. SIEGEL<br>Stephen B. Siegel | Trustee | February 26, 2013 |
| /s/ THOMAS C. DELOACH, JR.<br>Thomas C. DeLoach, Jr. | Trustee | February 26, 2013 |
| /s/ DANIEL P. GARTON<br>Daniel P. Garton | Trustee | February 26, 2013 |
| /s/ STEPHEN D. STEINOUR<br>Stephen D. Steinour | Trustee | February 26, 2013 |
| /s/ KATHERINE E. DIETZE<br>Katherine E. Dietze | Trustee | February 26, 2013 |

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**LIBERTY PROPERTY LIMITED PARTNERSHIP**

Date: February 26, 2013

By: /s/ WILLIAM P. HANKOWSKY
--------------------
WILLIAM P. HANKOWSKY
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ WILLIAM P. HANKOWSKY<br>William P. Hankowsky | Chairman of the Board of Trustees, President and Chief Executive Officer (Principal Executive Officer) | February 26, 2013 |
| /s/ GEORGE J. ALBURGER, JR.<br>George J. Alburger, Jr. | Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | February 26, 2013 |
| /s/ M. LEANNE LACHMAN<br>M. Leanne Lachman | Trustee | February 26, 2013 |
| /s/ FREDERICK F. BUCHHOLZ<br>Frederick F. Buchholz | Trustee | February 26, 2013 |
| /s/ DAVID L. LINGERFELT<br>David L. Lingerfelt | Trustee | February 26, 2013 |
| /s/ STEPHEN B. SIEGEL<br>Stephen B. Siegel | Trustee | February 26, 2013 |
| /s/ THOMAS C. DELOACH, JR.<br>Thomas C. DeLoach, Jr. | Trustee | February 26, 2013 |
| /s/ DANIEL P. GARTON<br>Daniel P. Garton | Trustee | February 26, 2013 |
| /s/ STEPHEN D. STEINOUR<br>Stephen D. Steinour | Trustee | February 26, 2013 |
| /s/ KATHERINE E. DIETZE<br>Katherine E. Dietze | Trustee | February 26, 2013 |

## EXHIBIT INDEX

| EXHIBIT NO. | |
|---|---|
| 3.1.27 | Amended and Restated Schedule A to the Second Restated and Amended Agreement of Limited Partnership of the Operating Partnership. |
| 4.15 | Third Supplemental Indenture, dated as of December 10, 2012, between the Operating Partnership, as Issuer, and U.S. Bank National Association, as Trustee, supplementing the Senior Indenture, dated as of September 22, 2010, between the Operating Partnership, as Obligor, and U.S. Bank National Association, as Trustee, and relating to $300,000,000 principal amount of 3.375% Senior Notes due 2023 of Liberty Property Limited Partnership. |
| 10.8.2 | Amendment No. 1 to the Third Amended and Restated Credit Agreement dated January 25, 2013, by and among Liberty Property Limited Partnership, as borrower, Liberty Property Trust, Bank of America, N.A., as administrative agent for itself and the lenders under the Third Amended and Restated Credit Agreement. |
| 12 | Statement Re: Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges |
| 21 | Subsidiaries. |
| 23.1 | Consent of Ernst & Young LLP relating to the Trust. |
| 23.2 | Consent of Ernst & Young LLP relating to the Operating Partnership. |
| 31.1 | Certification of the Chief Executive Officer of Liberty Property Trust required by Rule 13a-14(a) under the Securities Exchange Act of 1934. |
| 31.2 | Certification of the Chief Financial Officer of Liberty Property Trust required by Rule 13a-14(a) under the Securities Exchange Act of 1934. |
| 31.3 | Certification of the Chief Executive Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(a) under the Securities Exchange Act of 1934. |
| 31.4 | Certification of the Chief Financial Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(a) under the Securities Exchange Act of 1934. |
| 32.1 | Certification of the Chief Executive Officer of Liberty Property Trust required under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.) |
| 32.2 | Certification of the Chief Financial Officer of Liberty Property Trust required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.) |
| 32.3 | Certification of the Chief Executive Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.) |
| 32.4 | Certification of the Chief Financial Officer of Liberty Property Trust, in its capacity as the general partner of Liberty Property Limited Partnership, required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.) |
| 101.INS | XBRL Instance Document. |
| 101.SCH | XBRL Taxonomy Extension Schema Document. |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document. |

| | |
|---|---|
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document. |
| 101.LAB | XBRL Extension Labels Linkbase. |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document. |

## CORPORATE INFORMATION

Liberty Property Trust Headquarters
500 Chesterfield Parkway
Malvern, PA 19355
(610) 648-1700

Liberty Property Trust
Corporate Web Site
www.libertyproperty.com

**Shareholder Services**
Shareholders with questions concerning share certificates, account information, dividend payments or share transfers, or to obtain a prospectus and enrollment information for Liberty Property Trust's dividend reinvestment and share purchase plan, please contact:

Wells Fargo Shareholder Services
P.O. Box 64874
St. Paul, MN 55164-0874
(800) 944-2214
www.shareowneronline.com

*Shareholders are also welcome to call:*
Jackie Brautigam
Administrator, Corporate and Shareholder Services
Phone: (610) 648-1705

**Investor Relations**
For help with questions about the company, please contact:
Jeanne A. Leonard
Vice President, Investor Relations
Liberty Property Trust
500 Chesterfield Parkway
Malvern, PA 19355
(610) 648-1704

**Stock Listing**
Liberty Property Trust's common shares are traded on the New York Stock Exchange under the symbol "LRY."

**Annual Meeting**
The annual meeting of shareholders will be held at
11:00 a.m., May 9, 2013:
The Four Seasons Hotel
One Logan Square
Philadelphia, PA 19103

**Independent Auditors**
Ernst & Young LLP
One Commerce Square
2005 Market Street
Philadelphia, PA 19103

## BOARD OF TRUSTEES



## EXECUTIVE OFFICERS

**George J. Alburger, Jr.**
Executive Vice President, Chief Financial Officer

**James J. Bowes**
Secretary, General Counsel

**Robert E. Fenza**
Executive Vice President, Chief Operating Officer

**Michael T. Hagan**
Executive Vice President, Chief Investment Officer

**William P. Hankowsky**
Chairman, Chief Executive Officer

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report (as well as information included in oral statements or other written statements made or to be made by the Company) contain statements that are or will be forward-looking, such as statements relating to rental operations, business and property development activities, joint venture relationships, acquisitions and dispositions (including related pro forma financial information), future capital expenditures, financing sources and availability, litigation and the effects of regulation (including environmental regulation) and competition. These forward-looking statements generally are accompanied by words such as "believes," "anticipates," "expects," "estimates," "should," "seeks," "intends," "planned," "outlook" and "goal" or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be achieved. As forward-looking statements, these statements involve important risks, uncertainties and other factors that could cause actual results to differ materially from the expected results and, accordingly, such results may differ from those expressed in any forward-looking statements made by, or on behalf of the Company. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events. These risks, uncertainties and other factors include, without limitation, uncertainties affecting real estate business generally (such as entry into new leases, renewals of leases and dependence on tenants' business operations), risks relating to our ability to maintain and increase property occupancy and rental rates, risks relating to construction and development activities, risks relating to acquisition and disposition activities, risks relating to the integration of the operations of entities that we have acquired or may acquire, risks relating to joint venture relationships and any possible need to perform under certain guaranties that we have issued or may issue in connection with such relationships, possible environmental liabilities, risks relating to leverage and debt service (including availability of financing terms acceptable to the Company and sensitivity of the Company's operations and financing arrangements to fluctuations in interest rates), dependence on the primary markets in which the Company's properties are located, the existence of complex regulations relating to status as a REIT and the adverse consequences of the failure to quality as a REIT, risks relating to litigation, including without limitation litigation involving entities that we have acquired or may acquire, and the potential adverse impact of market interest rates on the market price for the Company's securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements."